

2021 NOTICE OF ANNUAL
MEETING & PROXY STATEMENT

May 12, 2021
8:00 a.m. Central Time

Kohl's Corporation
N56 W17000 Ridgewood Drive
Menomonee Falls, Wisconsin 53051

KOHL'S

HAS A POWERFUL FOUNDATION TO ACCELERATE GROWTH

65M ACTIVE CUSTOMERS	**30M** LOYALTY MEMBERS	**29M** KOHL'S CHARGE CARD HOLDERS
1,162 NATIONWIDE BASE OF CONVENIENT STORE LOCATIONS	**90%** OF STORES GENERATED OVER $1M IN 4-WALL CASHFLOW	**600M** STORE VISITS
40% DIGITAL SALES PENETRATION IN 2020	**1.6B** WEBSITE VISITS IN 2020	**16M** KOHL'S APP USERS

ACCESSIBLE AND ASPIRATIONAL BRAND PORTFOLIO





















Levi's | UNDER ARMOUR | adidas | Columbia | VANS

SONOMA GOODS FOR LIFE | SIMPLY VERA VERA WANG | LC LAUREN CONRAD | jumping beans

Figures presented based on 2019 results except as noted. Store locations as of January 30, 2021

NOTICE
OF ANNUAL MEETING OF SHAREHOLDERS

May 12, 2021
8:00 a.m. Central Time

Kohl's Corporation
N56 W17000 Ridgewood Drive
Menomonee Falls, Wisconsin 53051

To Our Shareholders:

The Annual Meeting of Shareholders of Kohl's Corporation will be held virtually on May 12, 2021, at 8:00 a.m. Central Time. Due to the continuing public health implications of the COVID-19 pandemic and our desire to promote the health and welfare of our shareholders, the Annual Meeting will be held exclusively online via a live interactive webcast on the internet. **You will not be able to attend the Annual Meeting in person at a physical location.**

The proxy statement for the Annual Meeting and accompanying **BLUE** proxy card is first being mailed to shareholders on or about March 24, 2021.

The purposes of the Annual Meeting are:

1. To elect twelve individuals to serve as Directors for a one-year term and until their successors are duly elected and qualified;

2. To approve, by an advisory vote, the compensation of our named executive officers;

3. To ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending January 29, 2022;

4. To consider and vote upon the shareholder proposal described below, if properly presented at the meeting; and

5. To consider and act upon any other business that may properly come before the meeting or any adjournment thereof.

We believe that the nominees recommended by our Board of Directors (the "Company Nominees") are best positioned to serve our Company and our shareholders. Accordingly, our Board of Directors unanimously recommends that you vote **"FOR ALL"** of the Company Nominees on the **BLUE** proxy card.

A group of our shareholders consisting of Macellum Badger Fund, LP (together with its affiliates, "Macellum"), Legion Partners Holdings, LLC (together with its affiliates, "Legion Partners"), 4010 Partners, LP (together with its affiliates, "4010") and Ancora Advisors, LLC (together with its affiliates, "Ancora" and together with Legion Partners, 4010, and Macellum, the "Investor Group") has notified us that it intends to nominate a slate of

five nominees (the "Investor Group Nominees") for election as Directors at the Annual Meeting in opposition to the Company Nominees recommended by our Board of Directors. You may receive solicitation materials from the Investor Group, including proxy statements and proxy cards. The Company is not responsible for the accuracy of any information provided by or in relation to the Investor Group or the Investor Group Nominees contained in the solicitation materials filed or disseminated by or on behalf of the Investor Group or any other statements that the Investor Group or its representatives may make.

Our Board of Directors unanimously recommends that you vote **"FOR ALL"** twelve of the Company Nominees recommended by our Board of Directors on the **BLUE** proxy card, and strongly urges you not to sign or return any proxy card that may be sent to you by the Investor Group. If you have previously submitted a proxy card sent to you by the Investor Group, you can change your vote by using the enclosed **BLUE** proxy card to vote for the twelve Company Nominees recommended by our Board of Directors.

Only shareholders of record at the close of business on March 24, 2021 are entitled to notice of and to vote at the meeting.

It is extremely important that your shares are represented and voted at the Annual Meeting no matter how large or small your holdings may be. You are urged to date, sign and return the **BLUE** proxy card. **Please vote as soon as possible in one of these three ways, even if you plan to attend the meeting:**


INTERNET
Follow the instructions on your **BLUE** proxy card to vote via the Internet.


BY TELEPHONE
Follow the instructions on your **BLUE** proxy card to vote by telephone.


BY MAIL
You may complete, sign, date and return your **BLUE** proxy card by mail using the envelope provide.

Even if you vote in advance, you may still decide to attend the virtual Annual Meeting of Shareholders, withdraw your proxy, and vote your shares at the Annual Meeting. For more information, see "May I change or revoke my vote after I submit my proxy," which begins on page 12.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Shareholders to be Held virtually on May 12, 2021: The 2020 Annual Report on Form 10-K and proxy statement of Kohl's Corporation are available at www.proxyvote.com.

We appreciate your continued confidence in our company and your support for our strategy. We look forward to seeing you on May 12, 2021.

By Order of the Board of Directors

Michelle Gass

Michelle D. Gass
Chief Executive Officer
Menomonee Falls, Wisconsin
March 19, 2021

TABLE OF CONTENTS

GENERAL INFORMATION

Background to the Solicitation

The following is a chronology of material communications and events leading up to this proxy solicitation.

In 2020, the Company's Board of Directors (the "Board") and management team successfully navigated the COVID-19 pandemic. In addition, over the past few years, the Board and management team have launched multiple initiatives to grow the Company's business and set the Company on a path of long-term sustainable growth. The Company has made bold enhancements to its strategic plan to accelerate top line growth, and increase profitability to 7% to 8% operating margin. The Company has expanded its lead in key segments, including active, and forged new partnerships with iconic retailers like Sephora.

The Company has also sought to enhance its governance by expanding the skill set and experience of its Board to allow for a more diverse perspective in the Company's boardroom. The current Board features eleven independent directors and the Company's Chief Executive Officer. Half of the Company's directors have a tenure of less than six years, with the most recent addition, Robbin Mitchell, joining on February 17, 2021. The Company's Governance & Nominating Committee works to ensure that the Board is comprised of individuals who are diverse in terms of background, perspectives, industry experience and financial expertise.

Since Spring of 2020, the Company has actively engaged with members of the Investor Group, seeking to understand their ideas and underlying assumptions about the Company. As detailed below, despite multiple requests from the Company, the Investor Group did not provide any detailed plans for the Company to consider prior to the Investor Group releasing a public letter to the Company's shareholders on February 22, 2021.

In the months of April, May and July of 2020, the Company's Vice President of Investor Relations, Mark Rupe, repeatedly met with representatives of the Investor Group and responded to questions concerning the Company's business, including its response to COVID-19, top line growth, capital expenditures, and how the terms of the Company's bond indenture impacted its ability to engage in sale leasebacks.

In May 2020, a representative of Macellum implied interest in a meeting with the Company's Chief Financial Officer, Jill Timm, and the Company's Chief Executive Officer, Michelle Gass, at a later time, but failed to follow up during the months that immediately followed to set a specific time for the meeting.

On August 25, 2020, Mr. Rupe met with a representative of Macellum regarding the Company's business, including the Company's actions to improve women's performance, loyalty program, inventory, market share opportunities and rationale for a previous sale leaseback transaction. During the meeting, the representative of Macellum requested a meeting with Ms. Timm and, potentially, Ms. Gass, but, except for the meeting that was cancelled at Macellum's request described below, failed to follow up to set a specific time for the meeting over the next few months.

On August 31, 2020, Mr. Rupe met with a representative of 4010. They discussed the Company's business in general, including SG&A, capital expenditures, marketing and ecommerce. The same day, Mr. Rupe also met with representatives of Legion Partners in connection with similar matters.

In the months of September, October and November of 2020, Mr. Rupe continued to engage with members of the Investor Group with respect to the business of the Company, such as public material arrangements entered into by the Company, including the Company's indenture and sale leaseback arrangements, as well as other general questions about the Company's business, including its digital sales and the footprint of the Company's stores. Mr. Rupe cooperated with and provided feedback to the Investor Group.

On September 9, 2020, a representative of Macellum cancelled a meeting Macellum had previously scheduled with Ms. Timm and Mr. Rupe for September 10, 2020.

On October 20, 2020, the Company released an investor presentation sharing the Company's new strategic framework. Highlights from this presentation included:

- expanding Operating Margin goal of 7% to 8% through end-to-end supply chain transformation, SG&A efficiency and operational excellence;
- driving top line growth by becoming the destination for the active and casual lifestyle, leading with loyalty and value, and offering a differentiated omni-channel experience;

- creating long-term shareholder value through disciplined capital management, a strong balance sheet, expanded operating margin and return of capital to shareholders; and

- maintaining an agile, accountable and inclusive culture.

On November 17, 2020, the Company announced its earnings for the third quarter of 2020 and held its third quarter 2020 earnings conference call, during which it reviewed its updated strategic framework to increase long-term shareholder value.

On November 19, 2020, Mr. Rupe met separately with representatives of Ancora and Macellum to discuss the third quarter earnings release. During these meetings, Mr. Rupe discussed the Company's updated strategic framework to increase long-term shareholder value and responded to questions. Representatives of Macellum requested a meeting with Ms. Gass. As part of the Company's continued efforts to work constructively with the Investor Group and further understand its ideas and underlying assumptions about the Company, the Company accepted the meeting request, but given the constraints on Ms. Gass' time due to the Company's increased holiday sales activity during the week of Thanksgiving and first week of December, the Company offered a meeting with Ms. Timm which Macellum accepted.

On November 30, 2020, Legion Partners delivered a letter addressed to Ms. Gass. In the letter, Legion Partners indicated that it was writing as a concerned shareholder, and requested a meeting with Ms. Gass within the next two weeks. As part of the Company's continued efforts to work constructively with the Investor Group and further understand their ideas and underlying assumptions about the Company, Ms. Gass accepted the meeting, scheduled for December 11, 2020.

On December 1, 2020, the Company announced its long-term strategic partnership with Sephora to create a new era of elevated beauty at the Company, combining the Company's expansive customer reach and omni-channel convenience with Sephora's prestige service, product selection and beauty experience.

On December 3, 2020, Ms. Timm and Mr. Rupe met with representatives of Macellum about the Company's business, discussing the Company's recent performance in various categories, including sales growth, margins, SG&A expenses, inventory and category growth. During the meeting, Ms. Timm requested that the representatives of Macellum provide any detailed plans that the Investor Group has for the Company so that the Board and management could consider them, but Macellum declined to do so.

On December 11, 2020, Ms. Gass, Ms. Timm and Mr. Rupe met with representatives of Legion Partners and 4010. Ms. Timm and Mr. Rupe discussed the Company's historical operating margins, the women's apparel category, the impact of competitors closing their stores, the Company's store footprint, capital allocation and the Company's relationship with partners. Ms. Gass provided background on the Company's performance in 2017, 2018 and 2019, and publicly available information concerning the Company's roadmap to achieve a 7% to 8% operating margin. During the meeting, Ms. Gass and Ms. Timm requested that the representatives of Legion Partners and 4010 provide any detailed plans that the Investor Group has for the Company so that the Board and management could consider them, but Legion Partners and 4010 declined to do so.

On December 23, 2020, the members of the Board received a letter (the "December 23 Letter") from the Investor Group noting that the Investor Group beneficially owned, in the aggregate, approximately 2.2% of the Company's shares at such time. The letter requested a meeting with the Board to share the Investor Group's perspectives on performance and better understand the Board's plans for the Company. As part of the Company's continued efforts to work constructively with the Investor Group and further understand their ideas and underlying assumptions about the Company, the Board accepted the meeting, to be attended by independent Board members.

On January 5, 2021, the Investor Group delivered a presentation to the Company that provided background information on the Investor Group as well the Investor Group's perspectives on the Company's historical performance (the "Investor Group Deck"). The Investor Group Deck did not contain any detailed plans that the Investor Group has for the Company so that the Board and management could consider them.

On January 6, 2021, independent members of the Board, consisting of the Chair of the Company's Governance and Nominating Committee, Peter Boneparth, and the Chair of the Company's Audit Committee, Stephanie Streeter, as well as Mr. Rupe met with representatives of the Investor Group as requested in the Investor Group's December 23 Letter. During this meeting, the representatives of the Investor Group stated that it beneficially owned, in the aggregate, 3.6% of the Company's shares. They suggested that substantial change was needed at the Company and that they would be fielding a large number of candidates for election at the upcoming Annual Meeting, without elaborating further on either point. Mr. Boneparth and Ms. Streeter noted the substantial number of new directors that the Company has added to the Board in recent years, and referenced the Company's strategy to accelerate top line growth and increase profitability to 7% to 8% operating margin. The representatives of the Investor Group committed to providing plans for the Company regarding the Company's operating margin for the Board and management to consider, but failed to deliver those plans prior to the Investor Group releasing a public letter to the Company's shareholders.

On January 11, 2021, Macellum delivered a Notice of Intention to Nominate Individuals for Election as Directors for Consideration at the 2021 Annual Meeting of Shareholders of Kohl's Corporation (the "Nomination Notice") to the Company's Senior Executive Vice President, General Counsel and Corporate Secretary, Jason Kelroy. In the Nomination Notice, Macellum notified the Board that it would be nominating nine nominees (the "Original Investor Group Nominees") for election to the Board at the Annual Meeting. As of the date of the Nomination Notice, the Investor Group stated that it beneficially owned 6,163,305 shares of the Company, including 878,600 shares underlying call options. The Company responded to Macellum confirming receipt of the Nomination Notice and preserving the Company's right to assert or determine that the nominations were not properly made and take actions with respect to nominations as permitted by the Company's Bylaws and applicable law. The Nomination Notice also disclosed that on October 23, 2020, the Investor Group entered into a certain group agreement (the "Group Agreement") in which, among other things, (a) the Investor Group agreed to the joint filing of statements on Schedule 13D with respect to the securities of the Company, (b) the Investor Group agreed to solicit proxies or written consents for the election of the Original Investor Group Nominees, or any other person(s) nominated by the Investor Group, to the Board at the Annual Meeting, (c) the Investor Group agreed to provide notice to the Investor Group's legal counsel and a representative of Legion Partners of all trading in the securities of the Company, and not to sell or hedge any securities of the Company without the prior written consent of the other parties to the Group Agreement, and (d) Macellum, Legion Partners and Ancora agreed to bear all expenses incurred in connection with the Investor Group's activities.

Also on January 11, 2021, counsel to Macellum delivered a notice (the "HSR Notice") to Mr. Kelroy pursuant to the Premerger Notification Rules of the Federal Trade Commission, promulgated under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"). The HSR Notice stated that Macellum intended to acquire voting securities of the Company sufficient to exceed the $100 million reporting threshold, as amended from time to time, under the HSR Act and that Macellum intended to file a Notification and Report Form with the Federal Trade Commission and the Antitrust Division of the U.S. Department of Justice. In response, the Company made its required filings under the HSR Act on January 25, 2021. Macellum's waiting period under the HSR Act expired on February 10, 2021.

On January 12, 2021, Macellum delivered a letter to the Company requesting to inspect certain shareholder books, records and documents, which was fulfilled by the Company following entry into the confidentiality agreement described below.

On January 19, 2021, counsel to Macellum and a representative of Latham & Watkins LLP ("Latham"), the Company's outside counsel along with Godfrey & Kahn, S.C., had a call, during which it was discussed that further engagement between the Investor Group and the Company, including independent members of the Board, regarding any detailed plans that the Investor Group has for the Company so that the Board and management could consider them would be helpful.

On January 22, 2021, the Company and Macellum entered into a customary confidentiality agreement in connection with Macellum's request for inspection of certain shareholder books, records and documents.

On January 27, 2021, Mr. Rupe received correspondence from a representative of Legion Partners requesting a meeting with members of the Board and senior management. As part of the Company's continued efforts to work constructively with the Investor Group and further understand their ideas and underlying assumptions about the Company, the Company accepted the meeting scheduled for February 5, 2021. In advance of the meeting, the Company again requested that the Investor Group provide any detailed plans that the Investor Group has for the Company so that the Board and management could consider them in conjunction with the Board's evaluation of the Original Investor Group Nominees.

On February 4, 2021, the Company provided its business update for the fourth quarter of 2020, with Ms. Gass noting that the Company's fourth quarter performance exceeded expectations across all key metrics and highlighting the Company's focus on gross margin and management of expenses.

On February 5, 2021, independent members of the Board, consisting of Peter Boneparth and the Chair of the Company's Compensation Committee, Jonas Prising, as well as Ms. Gass and Mr. Rupe met with representatives of the Investor Group. During the meeting, the Investor Group noted that it then beneficially owned 4.7% of the Company. Ahead of the meeting, the Investor Group shared slides nearly identical to the previously provided Investor Group Deck without any detailed plans for the Company for the Board and management to consider. During the meeting, the Investor Group intimated that it had compelling plans for the Company's future, but again provided no specific details of these plans.

On February 6, 2021, independent Board member Peter Boneparth met with a representative of Macellum with respect to the Investor Group's concerns and desire for board seats. The representative of Macellum indicated that the Investor Group was interested in filling four to five board seats with members of the Original Investor Group Nominees. Mr. Boneparth noted a willingness of the Company to discuss the addition of one or two directors to the Board in order to work constructively with the Investor Group.

On February 14, 2021, Macellum delivered a letter (the "February 14 Letter") to the Company requesting that the Board take action under certain Company agreements to address the potential change of control that would result in the composition of the Board if the nine Original Investor Group Nominees were elected. On February 21, 2021, the Company delivered a letter to Macellum noting the Board's commitment to fulfilling its fiduciary obligations to the Company and its shareholders and the Board's commitment to make determinations consistent with those obligations at a time that is appropriate and sufficient for shareholders to make any relevant voting decisions.

On February 17, 2021, the Company announced that Robbin Mitchell joined the Board as an independent director, bringing extensive retail industry operating experience and expertise in areas important to the Company's growth strategy, including women's apparel, active and beauty. Ms. Mitchell's appointment, the result of discussions with Ms. Mitchell since August 2020, was part of the continuous Board refreshment process at the Company, which brings directors appointed in the past five years to half of the Board, and continues to enhance its diversity.

On February 17, 2021, independent Board member Mr. Boneparth met with a representative of Macellum to review the Company's recruitment of Ms. Mitchell, and the benefits to the Board and the Company's shareholders given her significant apparel, retail and leadership experience. During the meeting, the representative of Macellum stated that the Investor Group had sent the February 14 Letter in order to preserve its rights and that it was not seeking a change of control at the Company. The representative of Macellum reiterated the Investor Group's desire to fill four or five of the Board's seats with Original Investor Group Nominees.

On February 19, 2021, Mr. Boneparth met with a representative of Macellum noting the Company's continued efforts to work constructively with the Investor Group and further understand their ideas and underlying assumptions about the Company. Mr. Boneparth offered to provide the Investor Group additional meetings with senior members of Company management ahead of the Company's earnings call so that the Company could provide greater detail on its performance and expectations and consider any plans that the Investor Group may have for the Company, subject to the Investor Group's entry into a non-disclosure and standstill agreement that would expire upon the Company's earnings call. The representative of Macellum noted that he would take the offer back to the Investor Group.

On February 22, 2021, the Investor Group filed a Schedule 13D, disclosing a combined 9.5% stake in the Company and noting its intent to nominate the nine Original Investor Group Nominees for election to the Board at the Annual Meeting. The Investor Group attached a public letter to its filing, in which it commented on the composition of the Board and the Company's performance. This public letter was the first time that the Investor Group provided any detailed plans that the Investor Group has for the Company. The same day, the Company issued a press release noting that it was committed to maintaining constructive engagement with all shareholders. The press release highlighted:

- the Company's commitment to ongoing refreshment of the Board, as demonstrated by the fact that half of the Board is comprised of directors added in the past five years;
- the Company's new strategic framework to accelerate growth and profitability, along with its major long-term partnership with Sephora;
- the Company's strong third quarter and preliminary fourth quarter results for the fiscal year ended January 30, 2021;
- the seven equity analyst upgrades that the Company recently received; and
- the significant shareholder value creation since the introduction of the Company's new strategic framework.

On February 23, 2021, the Investor Group filed a preliminary proxy statement with the SEC.

On February 25, 2021, a representative of Macellum reached out to Mr. Boneparth regarding the Company's offer made the prior week to schedule additional meetings between the Company's management and the Investor Group in advance of the Company's earnings call. Due to the Company's focus on earnings, the release of which was then just five days away, Mr. Boneparth noted that there was no longer available time for these meetings, but welcomed further engagement after the earnings release.

On March 2, 2021, the Company issued its earnings release for the fourth quarter of the fiscal year ended January 30, 2021 (the "Earnings Release"), which highlighted the following:

- a strengthened financial position ending the period with $2.3 billion of cash;
- a resumption of the Company's capital allocation strategy in 2021, including reinstating its dividend; and
- the Company's 2021 financial outlook.

On March 5, 2021, the Investor Group issued a press release in response to the Earnings Release, including a comparison between the 2021 and 2019 guidance. The same day, the Company issued a statement in response to media inquiries noting the weakness of this comparison given the effects of the COVID-19 pandemic, while re-affirming the Company's interest in hearing new ideas to help increase value for the Company and its shareholders.

On March 7, 2021, the representative of Macellum and Mr. Boneparth spoke again. The two exchanged views about the proxy contest initiated by the Investor Group. The representative of Macellum requested a meeting with Ms. Gass and a meeting with Kohl's directors.

On March 8, 2021, Mr. Boneparth advised the representative of Macellum that he would arrange a meeting with Ms. Gass in the near-term, and suggested that a meeting with members of the Board would be considered subsequent to the meeting with Ms. Gass.

On March 11, 2021, the Investor Group issued a press release announcing it had filed a revised proxy statement, reducing its slate from nine nominees to five nominees. On that same day, the Company issued a responsive statement detailing how the Company's directors outmatch the Investor Group's slate of nominees on relevant experience and that the Investor Group's proposals threaten to disrupt the Company's business momentum. The Company's statement noted that the Company is continuing to engage in good faith with Investor Group with the objective of finding common ground that serves the interest of all shareholders.

On March 12, 2021, the Investor Group delivered a Notice of Withdrawal of Nomination of Certain Individuals for Election as Directors at the 2021 Annual Meeting of Shareholders of Kohl's Corporation, which purported to withdraw the nomination of four of the Original Investor Group Nominees, with the Investor Group's slate stated to now be composed of the remaining five, who are the Investor Group Nominees.

On March 13, 2021, Mr. Boneparth reached out to a representative of Macellum to schedule a meeting between the two of them to occur after the meeting between the Macellum representative and Ms. Gass previously scheduled for March 16, 2021.

On March 16, 2021, prior to engaging with Ms. Gass or taking the opportunity to engage with the Board of Directors, the Investor Group mailed its definitive proxy statement. Later that day, Ms. Gass and Mr. Rupe met with a representative of Macellum, as previously scheduled. Ms. Gass conveyed her continued confidence in the Company's strategy. She reiterated the Board's commitment to shareholder engagement and hearing any value-enhancing ideas and feedback. Also on March 16, 2021, Mr. Boneparth spoke with representatives of Macellum and Ancora and extended an invitation to schedule the previously requested opportunity to present to the Board of Directors. Later in the day, the Macellum representative called Mr. Boneparth and declined the opportunity to meet with the Board of Directors at this time.

We continue in good faith to seek an agreed resolution of these matters. At the time of filing this definitive proxy statement, however, we have not been successful in doing so.

Meeting Logistics

Admission	■ Admission to the Annual Meeting is restricted to shareholders of record as of the record date and/or their designated representatives.
	■ Shareholders and/or their designated representatives will need to pre-register by 8:00 am Central Time on May 11, 2021, by visiting www.cesonlineservices.com/kss21_vm. Please have your **BLUE** proxy card containing your control number available and follow the instructions to complete your registration request.
	■ Shareholders whose shares are held in "street name" through a bank, broker or other nominee as of the record date will need to pre-register by 8:00 am Central Time on May 11, 2021, by visiting www.cesonlineservices.com/kss21_vm . Please have your voting instruction form or other communication containing your control number available and follow the instructions to complete your registration request.
	■ Requests to register to participate in the Annual Meeting must be received no later than 8:00 am Central Time on May 11, 2021.
	■ After registering, shareholders will receive a confirmation email with a link and instructions for accessing the Annual Meeting.
Proxy Materials	■ This proxy statement and the accompanying **BLUE** proxy card is first being mailed to our shareholders on or about March 24, 2021.
How to Vote	■ It is important that your shares be represented and voted at the Annual Meeting.
	■ **Whether or not you plan to attend the virtual Annual Meeting, please vote as soon as possible. You are urged to follow the instructions on the BLUE proxy card to vote by telephone or via the Internet or to date, sign and return the accompanying BLUE proxy card in the envelope provided to you, even if you plan to attend the Annual Meeting, so that if you are unable to attend the Annual Meeting, your shares can be voted. Voting now will not limit your right to change your vote or to attend the Annual Meeting. Please note the voting procedures described under "How Do I Vote?" on page 11 of the proxy statement.**
	■ If you are a registered shareholder and you timely pre-register, you may attend the virtual Annual Meeting and vote your shares, and your vote will revoke any proxy you have previously submitted.
	■ If your shares are held in the name of a bank, broker or other nominee, you must obtain a "legal proxy" in pdf., .gif, .jpg or .png file format. Please contact your bank, broker or other nominee for assistance in obtaining a "legal proxy" in order to vote at the Annual Meeting.

Our Board of Directors unanimously recommends that you vote on the BLUE proxy card or by telephone or via the Internet as set forth on the BLUE proxy card "FOR ALL" twelve of the Company Nominees to serve as Directors of the Company until the 2022 Annual Meeting of Shareholders, or, in each case, until their successors are duly elected and qualified.

This proxy statement gives you information on the twelve Company Nominees recommended by our Board of Directors who are standing for election, our independent auditors, and our named executive officers and their compensation. Because the following summary does not contain all of the information you should consider, you should carefully read this proxy statement in its entirety before voting your shares. For more complete information regarding our 2020 performance, please review our Annual Report on Form 10-K for the fiscal year ended January 30, 2021.

The Company Nominees have expertise in numerous key areas including finance, e-commerce, technology, marketing, operations management, and human capital. All also have experience in retail or consumer-facing industries. We believe this experience, together with their industry knowledge, integrity, ability to devote time and energy, and commitment to the interests of all our shareholders is necessary to execute our strategic plan and makes them best positioned to assist in creating value for all of our shareholders. All of the members of our Board of Directors, other than Michelle Gass, our Chief Executive Officer, are independent.

Our Board of Directors has many best governance practices in place, including its annual elections for all Directors, majority vote standard in uncontested Director elections, independent chairmanship, "proxy access" allowing eligible shareholders to include their own nominees for Director in our proxy materials, our shareholders' right to directly communicate with and raise concerns to the Board or an individual Directors, a retirement policy and stock ownership requirements.

The Investor Group has notified us that it intends to nominate a slate of five nominees for election as Directors at the Annual Meeting in opposition to the Company Nominees recommended by our Board of Directors. We value the Investor Group's investment and input, and we have evaluated the skills, qualifications and attributes of the Investor Group Nominees as a whole relative to those of the Company Nominees. Ultimately, we believe that the Company Nominees are best positioned to serve our Company and our shareholders, and unanimously recommend that you vote **"FOR ALL"** twelve of the Company Nominees and that you discard any proxy card you may receive from the Investor Group.

Questions and Answers About the Meeting and Voting

When and where will the meeting take place?

The Annual Meeting of Shareholders of Kohl's Corporation will be held virtually on May 12, 2021, at 8:00 a.m. Central Time. Due to the continuing public health implications of the COVID-19 pandemic and our desire to promote the health and welfare of our shareholders, the Annual Meeting will be held exclusively online via a live interactive webcast on the internet. **You will not be able to attend the Annual Meeting in person at a physical location.**

How can I attend the meeting?

Admission to the Annual Meeting is restricted to shareholders of record as of the record date and/or their designated representatives. Pre-registration by 8:00 a.m. Central Time on May 11, 2021, is required. You may pre-register by visiting www.cesonlineservices.com/kss21_vm and following the instructions to complete your registration request.

What is the purpose of the meeting?

At the virtual Annual Meeting of Shareholders, you will be asked to vote on the following matters:

- the election of twelve individuals to serve as Directors for a one-year term;
- the approval, on an advisory basis, of the compensation of our named executive officers;
- the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending January 29, 2022;
- the shareholder proposal described below if properly presented at the meeting; and
- any other business that may properly come before the meeting or any adjournment of the meeting.

Could other matters be decided at the meeting?

Our Bylaws require shareholders to notify us in advance if they intend to request a vote on any matter not described in our proxy statement. The deadline for notification has passed, and we are not aware of any other matters that could be brought before the meeting. However, if any other business is properly presented at the meeting, your completed proxy gives authority to Jason Kelroy and Elizabeth McCright to vote your shares on such matters at their discretion.

Who is entitled to attend and vote at the meeting?

All shareholders who owned our common stock at the close of business on March 24, 2021 (the record date for the meeting) or their duly appointed proxies may attend and vote at the meeting and at any adjournment of the meeting. As of the date of this proxy, there were approximately 157,592,637 shares of our common stock oustanding.

Each share of our common stock outstanding on the record date is entitled to one vote on each of the twelve Director nominees and one vote on each other matter.

How many votes must be present to hold the meeting?

The presence in person or by proxy of the holders of a majority of the outstanding shares of our common stock entitled to vote at the meeting will constitute a quorum for the transaction of business. Abstentions and broker "non-votes" (described below) are counted as present for purposes of determining whether there is a quorum.

Am I a shareholder of record or a beneficial owner, and why does it matter?

Shareholder of record (also known as a record holder)

If your shares are registered directly in your name with Kohl's transfer agent, you are considered the shareholder of record with respect to those shares.

Beneficial owner (also known as holding shares in "street name")

If your shares are held on your behalf by a bank, broker, or other nominee, then you are the beneficial owner of shares held in "street name."

As a beneficial owner, you have the right to instruct your nominee on how to vote the shares held in your account. Because the Investor Group has indicated its intention to deliver proxy materials in opposition to our Board of

Directors to your broker to forward to you on their behalf, with respect to accounts to which the Investor Group mails its proxy materials, brokers will not have discretion to vote on any of the Proposals to be considered at the Annual Meeting. Therefore, if you do not provide specific voting instructions, your nominee may not vote on any of the Proposals. If your nominee cannot vote on Proposals because you haven't provided instructions, this is known as a "*broker non-vote*."

How do I vote?

If you are a shareholder of record as of the record date, you may vote at the virtual Annual Meeting or vote by proxy as described below. Even if you plan to attend the meeting, we encourage you to vote in advance in one of three ways:

- Follow the instructions on your **BLUE** proxy card to vote over the Internet;
- Follow the instructions on your **BLUE** proxy card to vote over the telephone; or
- Sign and return the enclosed **BLUE** proxy card in the pre-paid envelope provided according to the included instructions.

The **BLUE** proxy cards are being solicited on behalf of our Board of Directors.

If you are a beneficial owner, please contact the bank, broker, or other nominee that holds your shares for instructions on how to vote.

What is a proxy?

A proxy is your legal designation of another person to vote on matters transacted at the Annual Meeting based upon the stock you own. That other person is called a proxy. If you designate someone as your proxy in a written document, that document is also called a proxy or a proxy card. The form of **BLUE** proxy card accompanying this proxy statement designates each of Jason Kelroy, Corporate Secretary, and Elizabeth McCright, Assistant Corporate Secretary, as proxies for the Annual Meeting.

If I submit a proxy, how will my shares be voted?

By giving us your proxy, you authorize the individuals named as proxies on the **BLUE** proxy card to vote your shares in accordance with the instructions you provide. If you sign and return a **BLUE** proxy card without indicating your instructions, your vote will be cast in accordance with the recommendation of our Board of Directors:

- "**FOR ALL**" twelve of the Company Nominees to our Board of Directors, as described in this proxy statement.
- "**FOR**" approval of the compensation of the Company's named executive officers
- "**FOR**" the ratification of our independent registered public accounting firm
- "**AGAINST**" the shareholder proposal regarding the right to act by written consent

If any other matters are brought before the meeting, Jason Kelroy and Elizabeth McCright will vote your shares on such matters at their discretion.

May my broker vote my shares for me?

Applicable SEC and stock exchange regulations severely limit the matters your broker may vote on without having been instructed to do so by you. In particular, your broker may not vote on the election of Directors without instructions from you.

The ratification of our independent registered public accounting firm (Proposal 3) would normally be considered "routine" under applicable stock exchange rules, and brokers typically can vote on routine matters without instructions. **However, because the Investor Group has indicated its intention to deliver proxy materials in opposition to our Board of Directors to your broker to forward to you on their behalf, with respect to accounts to which the Investor Group mails its proxy materials, brokers will not have discretion to vote on "routine" matters, including Proposal 3.** As a result, if you do not instruct your broker on how to vote your shares regarding each of the Proposals to be considered at the Annual Meeting, then your shares may not be voted on these matters. We urge you to instruct your broker about how you wish your shares to be voted.

What should I do if I receive a proxy card from the Investor Group?

The Investor Group has stated its intent to nominate five alternative Director nominees for election at the Annual Meeting. You may receive proxy solicitation materials from the Investor Group, including an opposing proxy statement and proxy card. Our Board of Directors urges you to discard and not sign or return any proxy card sent to you by the Investor Group. If you have previously voted using a proxy card sent to you by the Investor Group, you have the right to change your vote by using the **BLUE** proxy card to vote by Internet, telephone or mail or by attending the Annual Meeting as described in the answer to the question above captioned "How do I vote?" Only the latest-dated proxy you submit will be counted.

 **OUR BOARD URGES YOU NOT TO VOTE FOR ANY INDIVIDUALS WHO MAY BE NOMINATED BY THE INVESTOR GROUP OR ITS AFFILIATES.**

May I change or revoke my vote after I submit my proxy?

Yes. If you are a shareholder of record and wish to change your vote, you may:

- cast a new vote **following the instructions on the BLUE proxy card to vote by telephone or via the Internet;**
- cast a new vote by **mailing a new proxy card with a later date**; or

- attend the virtual Annual Meeting of Shareholders and follow the instructions to vote during the meeting.

If you are a beneficial owner, you can revoke any prior voting instructions by contacting the bank, broker, or other nominee that holds your shares or by obtaining a legal proxy from your bank, broker, or other nominee and voting at the virtual Annual Meeting.

If you wish to revoke your proxy rather than change your vote, our Corporate Secretary must receive your written revocation prior to the meeting.

What are the Board's voting recommendations, and how many votes are required to approve each proposal?

Proposal	Votes required to pass	Board's recommendation	Effect of abstentions and broker non-votes
PROPOSAL ONE — Election of Directors	Because the Investor Group has notified us that it intends to nominate a slate of five nominees for election as Directors at the Annual Meeting in opposition to the Company Nominees recommended by our Board of Directors, the election of Directors is considered a "contested election." Accordingly, in accordance with our Amended and Restated Articles of Incorporation a plurality voting standard rather than a majority voting standard will apply for the election of Directors. This means that the twelve nominees receiving the highest number of "**FOR**" votes will be elected, whether they be Company Nominees, Investor Group Nominees, or a mix of both.	**FOR** each Company Nominee	Votes withheld and broker non-votes will result in the applicable nominees receiving fewer "**FOR**" votes for purposes of determining the nominees receiving the highest number of "**FOR**" votes. *For additional information on how your shares will be voted, see "If I submit a proxy, how will my shares be voted?" above.*
PROPOSAL TWO — Advisory approval of the compensation of our named executive officers	This proposal will be approved if the number of votes cast "for" the proposal exceeds the number of votes cast "against" it.	**FOR**	No effect.
PROPOSAL THREE — Ratification of our independent registered public accounting firm	This proposal will be approved if the number of votes cast "for" the proposal exceeds the number of votes cast "against" it.	**FOR**	No effect. Under applicable stock exchange rules, because the Investor Group has indicated its intention to deliver proxy materials in opposition to our Board of Directors to your broker to forward to you on their behalf, with respect to accounts to which the Investor Group mails its proxy materials, brokers will not have discretion to vote on "routine" matters, including this proposal.
PROPOSAL FOUR — Shareholder proposal regarding the right to act by written consent	This proposal will be approved if the number of votes cast "for" the proposal exceeds the number of votes cast "against" it.	**AGAINST**	No effect.

We recommend that you discard any proxy card you receive from the Investor Group.

What happens if I do not vote by proxy?

If you are a shareholder of record and you do not vote by proxy, your shares will not be voted unless you vote during the meeting. If you are a beneficial owner and you do not provide your broker with specific voting instructions, your broker may vote your shares only on Proposal Three and will declare a broker non-vote for Proposals One, Two, and Four. However, if the Investor Group delivers proxy materials in opposition to our Board of Directors to your broker to forward to you on their behalf, your broker will not have discretion to vote on "routine" matters, including Proposal Three. In that case, a broker non-vote will also be declared on Proposal Three.

What happens if the meeting is adjourned?

If the meeting is adjourned, your proxy will remain valid and may be voted when the meeting is convened or reconvened. You may change or revoke your proxy as set forth above under the caption "May I change or revoke my vote after I submit my proxy?"

Will the Company's independent registered public accounting firm participate in the meeting?

Yes. A representative of Ernst & Young LLP will be present at the meeting and will be available to make a statement and answer appropriate questions.

Are members of the Board of Directors required to attend the meeting?

While the Board has not adopted a formal policy requiring Directors to attend annual meetings, Directors are encouraged to do so. Eight of the then current Directors standing for re-election attended the 2020 Annual Meeting of Shareholders.

Who is soliciting my proxy?

The Company is soliciting your proxy to be used at the meeting. The **BLUE** proxy appoints two of our executives, Jason Kelroy and Elizabeth McCright, as your representatives to vote your shares as you instruct on your proxy card. This way, your shares will be voted even if you do not attend the meeting. Even if you plan to attend the meeting, it is a good idea to vote your shares in advance, just in case your plans change.

Who will pay the expenses incurred in connection with the solicitation of my vote?

The Company will pay the expenses of soliciting proxies on the **BLUE** proxy card. Proxies on the **BLUE** proxy card may be solicited by our Directors, officers or employees in person or by telephone, mail, electronic transmission or facsimile transmission. We also pay all expenses related to the Annual Meeting of Shareholders. In addition to soliciting proxies by mail, we may solicit proxies by telephone, personal contact, and electronic means. None of our Directors, officers, or employees will be specially compensated for these activities.

We have hired Innisfree M&A Incorporated to assist with the solicitation of proxies for a fee of $800,000 plus reimbursement of out-of-pocket expenses. We also reimburse brokers, fiduciaries, and custodians for their costs in forwarding proxy materials to beneficial owners of our common stock, but we will not pay any compensation for their services. In addition to the higher fee payable to our proxy solicitor this year, the total amount estimated to be spent in connection with the Company's proxy solicitation is approximately $10 million, of which approximately $3.5 million has been incurred by the Company as of the date of this proxy statement. Our expenses related to the solicitation of proxies from shareholders this year will substantially exceed those normally spent for an annual shareholders' meeting because the Investor Group has initiated a contested election of Directors. These additional solicitation costs are expected to include: the fee payable to our proxy solicitor; fees of our financial advisor, outside counsel and other advisors to advise the Company in connection with a contested solicitation of proxies; increased mailing costs, such as the costs of additional mailings of solicitation material to shareholders, including printing costs, postage and the reimbursement of reasonable expenses of banks, brokerage houses and other agents incurred in forwarding solicitation materials to beneficial owners of our shares; and the costs of retaining an independent inspector of election.

Can I view these proxy materials electronically?

Yes. You may view our 2021 proxy materials at www.proxyvote.com. You may also use our corporate website at https://corporate.kohls.com to view all of our filings with the Securities and Exchange Commission, including this proxy statement and our Annual Report on Form 10-K for the fiscal year ended January 30, 2021.

How can I receive copies of Kohl's year-end Securities and Exchange Commission filings?

We will furnish without charge to any shareholder, upon request, a copy of this proxy statement and/or our Annual Report on Form 10-K, including financial statements, for the fiscal year ended January 30, 2021. Any such request should be directed to Kohl's Corporation, N56 W17000 Ridgewood Drive, Menomonee Falls, Wisconsin 53051, Attention: Investor Relations, or investor.relations@kohls.com. We will provide the exhibits to the Form 10-K upon payment of the reasonable expenses of furnishing them.

How can I submit a proposal for Kohl's 2022 Annual Meeting of Shareholders?

You may present matters for consideration at our next Annual Meeting of Shareholders either by having the matter included in our proxy statement and proxy card in accordance with Rule 14a-8 under the Securities Exchange Act of 1934 or by conducting your own proxy solicitation.

If you want your proposal included in our proxy statement and listed on our proxy card for the 2022 Annual Meeting of Shareholders, we must receive your written proposal by November 24, 2021, at Corporate Secretary, Attention: Legal, Kohl's Corporation, N56 W17000 Ridgewood Drive, Menomonee Falls, Wisconsin 53051. You may submit a proposal only if you meet the ownership and holding requirements in Rule 14a-8, and you must continue to meet such ownership and holding requirements through the date of the 2022 Annual Meeting of shareholders and otherwise comply with the Rule 14a-8 requirements then in effect.

If you decide to conduct your own proxy solicitation, we must receive written notice of your intent to present your proposal at the 2022 Annual Meeting of Shareholders, as required by our Bylaws, by January 12, 2022. If you submit a proposal for the 2022 Annual Meeting of Shareholders after that date, your proposal cannot be considered at the meeting.

How can I nominate a candidate for the Board of Directors?

Pursuant to procedures set forth in our Bylaws, our Governance & Nominating Committee will consider shareholder nominations for Directors if we receive timely written notice, in proper form, of the intent to make a nomination at an Annual Meeting of Shareholders. If you decide to conduct your own proxy solicitation, to be timely for the 2022 Annual Meeting of Shareholders, we must receive the notice by January 12, 2022. To be in proper form, the notice must, among other things, include each nominee's written consent to serve as a Director if elected, a description of all arrangements or understandings between the nominating shareholder and each nominee, and information about the nominating shareholder and each nominee. Among other things, a shareholder proposing a Director nomination must disclose any hedging, derivative or other complex transactions involving our common stock to which the shareholder is a party. These requirements are detailed in our Bylaws, which will be provided to you upon written request.

In addition, an eligible shareholder, or a group of up to 20 shareholders, that has continuously owned at least 3% of Kohl's outstanding common stock for three years may include in Kohl's proxy materials Director nominations of up to the greater of two Directors and 20% of the number of Directors currently serving on the Kohl's Board, subject to the terms and conditions specified in our Bylaws. To be timely for inclusion in the proxy materials for our 2022 Annual Meeting of Shareholders, our Corporate Secretary must receive your nomination between October 25, 2021, and November 24, 2021. The requirements for proxy access are detailed in our Bylaws, which will be provided to you upon written request.

What if I have additional questions?

If you have any questions or require any assistance with voting your shares, please contact our proxy solicitor at the contact listed below:

Innisfree M&A Incorporated
Shareholders may call toll free: (877) 717-3905
Banks and Brokers may call collect: (212) 750-5833

PROXY SUMMARY

Consistent with many other retail companies, our fiscal year ends on the Saturday closest to January 31 each year. References in this proxy statement to a "fiscal year" are to the calendar year in which the fiscal year begins. The information in this proxy statement relates primarily to fiscal 2020, which ended January 30, 2021.

MEETING DATE	**LOCATION**	**RECORD DATE**
May 12, 2021 at 8:00 a.m. Central Time	Virtually at www.cesonlineservices.com/kss21_vm.	March 24, 2021

Matters to be Voted Upon at the Annual Meeting

Our Board of Directors Unanimously recommends that you vote:

- "**FOR ALL**" twelve of the Company Nominees in Proposal 1
- "**FOR**" the compensation of our named executive officers in Proposal 2
- "**FOR**" the ratification of Ernst & Young LLP as our independent registered public accounting firm for fiscal 2021 in Proposal 3
- "**AGAINST**" the proposal for Shareholder Right to Act By Written Consent in Proposal 4 on the accompanying **BLUE** proxy card or by telephone or via the Internet as set forth on the **BLUE** proxy card.

Please note the voting procedures described under "How Do I Vote?" on page 11 of the proxy statement.

Company Nominees

The following table introduces the Company Nominees.

All of the Company Nominees are independent except Michelle Gass, Chief Executive Officer of Kohl's.

					Committee Memberships		
Directors	**Principal Occupation**	**Age**	**Director Since**	**Other Public Boards**	**Audit**	**Compensation**	**Governance & Nominating**
Michael Bender	President and Chief Executive Officer of Eyemart Express, LLC	59	2019	0	✓		✓
Peter Boneparth	Senior advisor to a division of The Blackstone Group, LLP, advising on the retail industry	61	2008	1		✓	☆
Steve A. Burd	Founder and Chief Executive Officer of Burd Health LLC	71	2001	0		✓	✓
Yael Cosset	Senior Vice President and Chief Information Officer of The Kroger Co.	47	2020	0	✓		✓
H. Charles Floyd	Global President of Operations of Hyatt Hotels Corporation	64	2017	2	✓		✓
Michelle Gass	Chief Executive Officer of Kohl's	53	2018	1			
Robbin Mitchell	Partner and Managing Director at the Boston Consulting Group	56	2021	0			✓
Jonas Prising	Chairman and Chief Executive Officer of ManpowerGroup	56	2015	1		☆	✓
John E. Schlifske	Chairman and Chief Executive Officer of The Northwestern Mutual Life Insurance Company	61	2011	0	✓		✓
Adrianne Shapira	Managing Director of Eurazeo Brands	50	2016	0	✓		✓
Frank V. Sica ★	Partner, Tailwind Capital	70	1988	2		✓	✓
Stephanie A. Streeter	Former Chief Executive Officer of Libbey, Inc.	63	2007	2	☆		✓

★ *Independent Chairman of the Board.* ☆ *Chair.*

2021 BOARD NOMINEE HIGHLIGHTS



11/12
nominees are independent

4/12
nominees are women

Age

1
2
5
4
Average age
59

Under 50 · 50-59 · 60-69 · 70 or older

Tenure

4
3
1
4
Average tenure
9 years

Less than 3 years · 3-8 years · 9-12 years · 13 or more years

Skills and Experience

The twelve Company Nominees represent a diverse range of skills

Skill	Number
Current or Former Public Company CEO	5
Senior Leadership Experience	12
Public Company Board Experience	9
Retail or Consumer-Facing Industries	12
Finance, Accounting, or Financial Reporting	10
Technology, E-Commerce or Digital	10
Marketing, Public Relations, or Brand Management	10
Operations Management	10
Human Capital, Culture, or Compensation	9





2020 Performance Highlights

2020 was an unprecedented year, marked by a pandemic that halted business and wreaked havoc on the global economy. Although Kohl's entered fiscal 2020 in a strong financial position, the onset of the COVID-19 pandemic required management to efficiently pivot the entire organization. When the crisis began, management's first priority was the safety and well-being of Kohl's customers and associates. Management's second priority was preserving financial liquidity and flexibility to ensure the Company's long-term viability and position Kohl's for long-term success. Management quickly took the necessary actions, in many cases outpacing competitors, to ensure business continuity.

Kohl's management also introduced a new strategic framework in fiscal 2020 to drive long-term Company success and shareholder value. The Company's new vision is to be *"the most trusted retailer of choice for the active and casual lifestyle."* This new strategy has four key focus areas.

Driving top line growth

Management's initiatives include expanding Kohl's active and outdoor business to at least 30% of net sales, reigniting growth in the women's business, building a sizable beauty business, driving category productivity and inventory turn, and capturing market share from the retail industry disruption. We have already taken significant steps in these areas, including forming a new major long-term strategic partnership with Sephora, the largest prestige beauty retailer in the world.

Expanding operating margin

Management has established a goal of expanding the Company's operating margin to 7% to 8% (up from an adjusted operating margin of 6.1% in 2019). To achieve that goal, management is focused on driving both gross margin improvement and selling, general, and administrative expense leverage.

Maintaining disciplined capital management

Management is committed to prudent balance sheet management with the long-term objective of sustaining Kohl's Investment Grade credit rating.

Sustaining an agile, accountable, and inclusive culture

Fostering a diverse, equitable, and inclusive environment for Kohl's associates, customers, and suppliers is an important focus. Our new diversity and inclusion framework includes a number of key initiatives across three pillars: Our People, Our Customers, and Our Communities. In addition, management continues to build on the Company's commitment to Environmental, Social, and Corporate Governance ("ESG").

Because of the efforts of our management and associates during this challenging year, Kohl's significantly outperformed its peers and is well-positioned to benefit from the significant industry disruption caused by the COVID-19 pandemic. For more information on our response to the pandemic and plans for the future, please see the Compensation Discussion and Analysis.

Compensation Highlights

Our compensation program is a pay-for-performance model based on the philosophy that we should incentivize our executive officers to improve Kohl's financial performance, profitably grow the business, and increase shareholder value. That philosophy drove several actions in fiscal 2020. All of the then-NEOs recommended that the Compensation Committee not award the NEOs annual merit increases that would have otherwise been considered in March 2020, and the Committee accepted that recommendation. In addition, Ms. Gass waived the portion of her fiscal 2020 base salary and our Board members waived their cash retainers that would have been paid during the peak of the pandemic while the majority of our stores remained closed. We also revised certain elements of our executive compensation program in fiscal 2020 in response to the COVID-19 pandemic and its unprecedented impact on our business, while ensuring fairness to Kohl's shareholders. These actions recognize Kohl's 2020 results, management's success in leading through the COVID-19 pandemic as many of our competitors struggled (and in some cases failed), and the early results of our new strategic framework. For more information, please see the Compensation Discussion and Analysis.

Governance Highlights

We have adopted strong and effective policies and procedures to promote effective and independent corporate governance, including:

⊘ All of the Directors but one are independent, as determined under the standards of the New York Stock Exchange;

⊘ The Board's three standing committees are composed solely of independent Directors;

⊘ Non-management Directors meet privately in executive sessions in conjunction with each regular Board meeting;

⊘ Independent Directors communicate regularly regarding appropriate Board agenda topics and other Board-related matters;

⊘ All Board members have complete access to management and outside advisors;

⊘ The Board is committed to active refreshment, demonstrated by the addition of six new Directors in the past five years; and

⊘ Effective February 2021, the Governance & Nominating Committee has been renamed the Nominating & ESG Committee, with an updated charter that more specifically defines the committee's responsibility for oversight of Kohl's Environmental, Social and Corporate Governance ("ESG") programs.

PROPOSAL ONE
ELECTION OF DIRECTORS

Our Board of Directors currently consists of twelve members, 11 of whom are standing for re-election. In February 2021, upon the recommendation of the Governance & Nominating Committee, Robbin Mitchell was appointed by the full Board of Directors to serve until the 2021 Annual Meeting of Shareholders, when she will stand for election for the first time. A non-management Director first recommended Ms. Mitchell for appointment to the Board of Directors. After a thorough round of interviews, the Governance & Nominating Committee and the Board of Directors unanimously agreed that she would add significant value to the Board. Each Director is elected annually to serve until the next Annual Meeting of Shareholders and until the Director's successor is duly elected.

We believe the Company Nominees are best positioned to serve our Company and our shareholders. Accordingly, our Board of Directors unanimously recommends that you vote "**FOR ALL**" twelve of the Company Nominees on the **BLUE** proxy card.

The Investor Group has notified us that it intends to nominate a slate of five nominees for election as Directors at the Annual Meeting in opposition to the Company Nominees recommended by our Board of Directors. As a result, the election of Directors is considered a "contested election" pursuant to Section 14 of the Securities Exchange Act of 1934. Accordingly, a plurality voting standard rather than a majority voting standard will apply for the election of Directors, and the twelve nominees who receive the highest number of "FOR" votes will be elected. Votes withheld and broker non-votes will result in the applicable nominees receiving fewer "FOR" votes for purposes of determining the nominees receiving the highest number of "FOR" votes.

Our Board of Directors unanimously recommends that you vote on the **BLUE** proxy card, via the Internet, by telephone or by mail "**FOR ALL**" twelve of the Company Nominees to serve as Directors until the 2022 Annual Meeting of Shareholders, or, in each case, until their successors are elected and qualified.

In addition, our Board of Directors strongly urges you to discard any proxy card that may be sent to you by the Investor Group. Electing to "WITHHOLD" with respect to any Investor Group Nominee on any Investor Group proxy card is not the same as voting for the Company Nominees. Instead, an election to "WITHHOLD" with respect to any Investor Group Nominee on any Investor Group proxy card will revoke any previous proxy that you have already submitted. If you have already voted using a proxy card sent to you by the Investor Group, you have the right to change your mind. We urge you to revoke that proxy by voting "**FOR ALL**" twelve Company Nominees recommended by our Board of Directors by using the enclosed **BLUE** proxy card.

Only the latest validly executed proxy that you submit will be counted.

Properly executed proxies will be voted as marked. Unmarked proxies will be voted in favor of electing the individuals named below (each of whom is now a Director) as Directors to serve until the 2022 Annual Meeting of Shareholders and until their successors are duly elected and qualified.

We expect that all of the Company Nominees will be able to serve on the Board of Directors if elected. However, if before the election one or more Company Nominees are unable to serve or for good cause will not serve (a situation that we do not anticipate), the proxy holders will vote the proxies for the remaining Company Nominees and for any substitute nominee(s) chosen by our Board of Directors (unless our Board reduces the number of Directors to be elected). If any substitute nominees are designated, we will file an amended proxy statement that, as applicable, identifies the substitute nominees, discloses that such nominees have consented to being named in the revised proxy statement and to serve if elected, and includes certain biographical and other information about such nominees required by the rules of the SEC.

 **THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE FOR ALL TWELVE OF THE COMPANY NOMINEES TO SERVE AS DIRECTORS BY USING THE BLUE PROXY CARD.**

IF YOU SIGN AND DATE YOUR BLUE PROXY CARD BUT NO INSTRUCTIONS ARE SPECIFIED, YOUR SHARES WILL BE VOTED TO ELECT ALL OF THE COMPANY NOMINEES.

"Supplemental Information Regarding Participants" sets forth information relating to the Company Nominees and certain of our officers and employees who are considered "participants" in our solicitation under the rules of the SEC because of their position as Directors of the Company or as nominees for Director, or because they may be soliciting proxies on our behalf.

If you have any questions or require any assistance with voting your shares, please contact our proxy solicitor at the number listed below:

Innisfree M&A Incorporated
Shareholders may call toll free: (877) 717-3905
Banks and Brokers may call collect: (212) 750-5833

Information about Company Nominees

The Board of Directors, and particularly its Governance & Nominating Committee, regularly considers whether the Board is made up of individuals with the necessary experience, qualifications, attributes, and skills, taken as a whole, to enable the Board to satisfy its oversight responsibilities effectively. In making these decisions, the Governance & Nominating Committee focuses primarily on the information in each Company Nominee's individual biography, set forth below.

The matrix below identifies the balance of skills and qualifications each Company Nominee brings to the Board. We believe this combination of skills and qualifications demonstrates that our Board is well positioned to provide effective oversight and strategic advice to management.

Skill or Expertise	Bender	Boneparth	Burd	Cosset	Floyd	Gass	Mitchell	Prising	Schlifske	Shapira	Sica	Streeter
Current or Former Public Company CEO		✓	✓			✓		✓				✓
Senior Leadership Experience	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Public Company Board Experience (other than Kohl's)	✓	✓	✓		✓	✓		✓		✓	✓	✓
Board Diversity (Gender or Racial/Ethnic Diversity)	✓					✓	✓			✓		✓
Retail or Consumer-Facing Industries	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Finance, Accounting or Financial Reporting Experience	✓	✓	✓		✓	✓		✓	✓	✓	✓	✓
Technology, E-Commerce or Digital Experience	✓		✓	✓	✓	✓	✓	✓	✓		✓	✓
Marketing, Public Relations or Brand Management Experience	✓	✓	✓		✓	✓	✓	✓	✓	✓		✓
Operations Management Experience	✓	✓	✓	✓	✓	✓	✓	✓	✓			✓
Human Capital, Culture or Compensation Experience	✓	✓	✓		✓	✓		✓	✓		✓	✓

MICHAEL BENDER
President and Chief Executive Officer of Eyemart Express, LLC



Age 59

Director since: 2019

INDEPENDENT

Committees:
- Audit
- Governance & Nominating

Other Directorships:
- Ryman Hospitality Properties, Inc. (2004-2019)

Experience
- **Eyemart Express, LLC, an eyecare retailer:** President and Chief Executive Officer since January 2018; President from September 2017 to January 2018.
- **Walmart Inc.:** Chief Operating Officer of Global eCommerce from 2014 to 2017, following other executive management positions over a five-year period.
- **Cardinal Health, Inc., a global, integrated healthcare services and products company:** Held a number of senior positions over four years.
- **L-Brands, Inc.–Victoria's Secret Stores, an international specialty retailer:** Vice President of Store Operations from 1999-2002.
- **PepsiCo, Inc.:** 15 years in a variety of sales, finance, and operating roles.

Skills and Qualifications
- **Senior leadership experience:** Mr. Bender has been a senior executive for the past 15 years.
- **Retail or consumer-facing industry:** Mr. Bender's career has taken him to several prominent retailers, from Victoria's Secret to Walmart and now to his current role leading Eyemart Express.
- **Finance, accounting, or financial reporting experience:** As President and CEO of Eyemart Express, Mr. Bender has direct oversight of its finance and accounting functions. He has also held several field and HQ-based finance roles focused on financial planning, analysis and competitive strategy. Mr. Bender also chaired the audit committee for several years when he was a board member at Ryman Hospitality Properties.
- **Technology, e-commerce, or digital experience:** As Chief Operating Officer of Global eCommerce at Walmart, Mr. Bender helped bridge the gap between the company's digital and physical capabilities—a set of skills he now deploys at Eyemart Express.
- **Marketing, public relations, or brand management experience:** Mr. Bender held several senior positions at Cardinal Health that included responsibility for marketing efforts to key customers. In his current CEO role, he ultimately oversees all marketing and PR/Communications efforts for Eyemart Express.
- **Operations management experience:** Mr. Bender developed his expertise in optimizing supply chain operations during his 30 years in operational roles—first at PepsiCo, then as Vice President of Store Operations for L-Brands, and finally as Chief Operating Officer of Global eCommerce at Walmart.
- **Human capital, culture, or compensation experience:** As President and CEO of Eyemart Express, Mr. Bender is responsible for shaping and reinforcing the company's customer-focused culture. He also chaired the compensation committee at Ryman Hospitality Properties for several years.

PETER BONEPARTH
Senior advisor at The Blackstone Group, LLP



Age 61

Director since: 2008

INDEPENDENT

Committees:
- Governance & Nominating (chair)
- Compensation

Other Directorships:
- JetBlue Airways Corporation (since 2008), Chairman since May 2020

Experience
- **The Blackstone Group, LLP, a global investment firm:** Senior advisor to a division that advises on the retail industry since February 2018.
- **Irving Place Capital Partners, a private equity group:** Senior Advisor from 2009 to 2014.
- **Jones Apparel Group, a designer and marketer of apparel and footwear:** President and Chief Executive Officer from 2002 to 2007.

Skills and Qualifications
- **Current or former public company CEO:** Mr. Boneparth was President and Chief Executive Officer of Jones Apparel Group for five years while it was a public company.
- **Senior leadership experience:** In addition to his previous tenure as President and Chief Executive Officer of Jones Apparel Group, Mr. Boneparth has been a senior advisor at two leading investment firms. He also currently serves as chairman of the board at JetBlue Airways.
- **Retail or consumer-facing industry:** During his five years leading Jones Apparel Group, Mr. Boneparth expanded its apparel offerings and grew the company through the acquisitions of Maxwell Shoe Company, Gloria Vanderbilt, Barneys New York, and Kasper/Anne Klein. During his tenure, Jones operated approximately 800 retail doors under full-price and off-price channels across all divisions.
- **Finance, accounting, or financial reporting experience:** Mr. Boneparth served for ten years as chair of the audit committee at JetBlue Airways, and currently chairs JetBlue's finance committee.
- **Marketing, public relations, or brand management experience:** During his five years leading Jones Apparel Group, Mr. Boneparth oversaw the acquisition and development of over a dozen footwear and apparel brands, as well as the marketing and distribution of an extensive portfolio of licensed brands.
- **Operations management experience:** As the President and CEO of Jones Apparel Group, Mr. Boneparth was responsible for direct oversight of all aspects of its operations, including domestic and international retail and outlet stores, domestic and international wholesale distribution, and digital sales.
- **Human capital, culture, or compensation experience:** Mr. Boneparth oversaw a large domestic and international workforce in his role as President and CEO of Jones Apparel Group.

STEVE A. BURD
Founder and Chief Executive Officer of Burd Health LLC



Age 71

Director since: 2001

INDEPENDENT

Committees:
- Governance & Nominating
- Compensation

Other Directorships:
- Blackhawk Network Holdings, Inc. (2013-2018)

Experience
- **Burd Health LLC, a company helping self-insured employers manage their healthcare costs:** Founder and Chief Executive Officer since 2013.
- **Safeway, Inc., an operator of retail food stores:** Chairman of the Board of Directors from 1998 until his retirement in 2013; Chief Executive Officer from 1993 to 2013; President from 1992 to 2012.
- **Burd & Associates:** 1985 to 1992, founded by Steve Burd served a single private equity firm, KKR, until Mr. Burd was installed as President of Safeway (a KKR controlled company) in late 1992.

Skills and Qualifications
- **Current or former public company CEO:** Mr. Burd was Chief Executive Officer of Safeway Inc. for 20 years while it was an independent Fortune 100 public company.
- **Senior leadership experience:** In addition to his tenure as Chairman, CEO and President of Safeway, Inc., Mr. Burd founded and serves as Chief Executive Officer of Burd Health, LLC.
- **Retail or consumer-facing industry:** Mr. Burd spent more than 20 years building and leading a national chain of retail food stores, including the acquisition of five food retailers.
- **Finance, accounting, or financial reporting experience:** Mr. Burd implemented an extensive cost-cutting plan at Safeway that enabled the company to simultaneously reduce shelf prices and boost revenue.
- **Technology, e-commerce, or digital experience:** During his tenure at Safeway, Mr. Burd led the team that introduced a personalized pricing and digital marketing program in the company's U.S. markets.
- **Marketing, public relations, or brand management experience:** With Mr. Burd's oversight, Safeway developed and marketed a large portfolio of consumer brands.
- **Operations management experience:** As President and CEO of Safeway, Mr. Burd was directly responsible for the company's extensive domestic and international retail, manufacturing, wholesale, and distribution operations.
- **Human capital, culture, or compensation experience:** Mr. Burd led a workforce of more than 170,000 full- and part-time employees, a large percentage of whom were covered by collective bargaining agreements with multiple unions. He also revolutionized healthcare for Safeway's workforce by building a culture of health and fitness and focusing on prevention.

YAEL COSSET
Senior Vice President and Chief Information Officer of The Kroger Co.



Age 47

Director since: 2020

INDEPENDENT

Committees:
- Audit
- Governance & Nominating

Experience
- **The Kroger Co., one of the world's largest food retailers:** Senior Vice President and Chief Information Officer since February 2019 with assumed responsibility for 84.51° LLC, a wholly-owned subsidiary of Kroger, as of July 2020; Global Vice President and Chief Digital Officer from 2017 to 2019; Chief Information Officer/ Chief Commercial Officer of 84.51° LLC from 2015 to 2017.
- **dunnhumby Ltd., a customer data science and consulting services firm:** Various senior management positions, including as Global Chief Information Officer from 2010 to 2015.
- **MicroStrategy Incorporated, a business intelligence and analytics enterprise software company:** Various senior management positions from 2000 to 2009.

Skills and Qualifications
- **Senior leadership experience:** Mr. Cosset has served in senior executive positions at The Kroger Co. for over five years.
- **Retail or consumer-facing industry:** In 2019, Business Insider named Mr. Cosset one of "ten people transforming retail" for his role in helping Kroger use data to expand its distribution network and introduce "digital shelving" to make grocery shopping more efficient.
- **Technology, e-commerce, or digital experience:** Mr. Cosset is responsible for leading Kroger's Technology function and digital strategy, which is focused on building Kroger's presence in the marketplace in digital channels, personalization, and e-commerce. He has significant data analytics and science expertise, both from a technical and commercial perspective, driving monetization of media and insights for Kroger.
- **Operations management experience:** At the beginning of his career, Mr. Cosset was an executive business consultant, providing insight and direction on market expansion, product launches, and growth strategies for global companies. He also was the CEO of an enterprise software company focused on price optimization solutions.

H. CHARLES FLOYD
Global President of Operations of Hyatt Hotels Corporation



Age 61

Director since: 2017

INDEPENDENT

Committees:
- Audit
- Governance & Nominating

Other Directorships:
- Playa Hotels and Resorts N.V. (since 2018)
- Thayer Ventures Acquisition Corp (since 2020)

Experience
- **Hyatt Hotels Corporation:** Global President of Operations since 2014; Executive Vice President, Group President—Global Operations Center from 2012 to 2014; Chief Operating Officer—North America from 2006 to 2012; various other senior positions in a 40-year career with Hyatt, including Executive Vice President—North America Operations, Senior Vice President of Sales, and several managing director and general manager roles.

Skills and Qualifications
- **Senior leadership experience:** Mr. Floyd has served in a senior executive position at Hyatt Hotels, a hospitality company with over 950 locations in 67 countries, for 15 years.
- **Retail or consumer-facing industry:** Mr. Floyd's 40-year career with Hyatt Hotels has given him extensive experience in the dynamic hospitality industry.
- **Finance, accounting, or financial reporting experience:** As Hyatt's Global President of Operations, Mr. Floyd oversees a multi-billion dollar budget and has P&L responsibility and accountability of AsiaPacific, Europe/SW Asia and The Americas regions. He has also served on the audit committee of multiple public companies.
- **Technology, e-commerce, or digital experience:** Mr. Floyd oversees Hyatt's information technology resources, worldwide sales organization, and call centers.
- **Marketing, public relations, or brand management experience:** Mr. Floyd was a key contributor in the creation of seven of the hotel brands that are currently offered by Hyatt.
- **Operations management experience:** Mr. Floyd has served in operational roles at Hyatt Hotels for 40 years. Currently, as Hyatt's Global President of Operations, Mr. Floyd is responsible for the successful operation of Hyatt's hotels globally, which includes ensuring operating efficiency in the roll-out of new innovations and unifying Hyatt's global operations.
- **Human capital, culture, or compensation experience:** As Hyatt's Chief Operating Officer—North America Operations for over six years, Mr. Floyd oversaw various corporate functions, including human resources. He also currently serves as chairman of Playa Hotel and Resorts' compensation committee.

MICHELLE GASS
Chief Executive Officer of Kohl's



Age 53

Director since: 2018

Committees:
- None

Other Directorships:
- PepsiCo, Inc. (since 2019)
- Cigna Corporation (2014-2017)

Experience
- **Kohl's:** Chief Executive Officer since May 2018; Chief Executive Officer-elect from 2017 to 2018; Chief Merchandising and Customer Officer from 2015 to 2018; Chief Customer Officer from 2013-2015.
- **Starbucks Corporation:** variety of leadership roles across marketing, global strategy, and merchandising for more than 16 years, including President, Starbucks Europe, Middle East and Africa (EMEA) and Executive Vice President, Marketing and Category.
- **Procter and Gamble:** Ms. Gass began her career at P&G in product development and brand management at Procter and Gamble.

Skills and Qualifications
- **Current or former public company CEO:** Ms. Gass has been CEO of Kohl's for almost three years.
- **Senior leadership experience:** Ms. Gass has served in senior executive roles at Kohl's for seven years and at Starbucks for over 12 years.
- **Retail or consumer-facing industry:** Ms. Gass has over 30 years of experience in the retail and consumer goods industries, including seven years with Kohl's. The National Retail Federation (NRF) awarded her their most prestigious honor, The Visionary, in 2020. She currently serves on the board of directors for both NRF and the Retail Industry Leaders Association (RILA). Prior to her time at Kohl's, Ms. Gass served on the board of directors for Ann, Inc.
- **Finance, accounting, or financial reporting experience:** Ms. Gass has direct oversight of our finance, accounting, and financial reporting functions, and she also serves on the audit committee of PepsiCo.
- **Technology, e-commerce, or digital experience:** Under Ms. Gass' leadership, Kohl's has embraced technology and e-commerce opportunities to meet evolving customer preferences and drive digital growth.
- **Marketing, public relations, or brand management experience:** Prior to becoming CEO, Ms. Gass led Kohl's merchandising, marketing, public relations and brand management in her roles as Chief Merchandising and Customer Officer. She has led key strategic initiatives such as Active, and forged innovative partnerships with Amazon and Sephora. While at Starbucks, Ms. Gass' initiatives included popularizing the Frappuccino, launching Starbucks loyalty program, and expanding their food platform.
- **Operations management experience:** Ms. Gass has invaluable knowledge of Kohl's operations and strategic opportunities. As President of Starbucks EMEA, Ms. Gass oversaw more than 1,800 Starbucks locations across 30 countries.
- **Human capital, culture, or compensation experience:** Ms. Gass leads a workforce of more than 100,000 associates and has led the evolution of Kohl's culture by embedding it in our strategic framework.

ROBBIN MITCHELL
Partner and Managing Director at the Boston Consulting Group



Age 56

Director
since: 2021

Committees:
- Governance & Nominating

Experience
- **Boston Consulting Group (BCG), a global management consulting firm:** Partner and Managing Director on the Fashion & Luxury leadership team since June 2016.
- **Club Monaco, a subsidiary of Ralph Lauren Corporation, a luxury and apparel company:** Chief Operating Officer from 2011 to 2015.
- **Ralph Lauren Corporation:** Held several executive management positions from 2001 to 2011, including Senior Vice President, Chief of Staff, Senior Vice President Global Business Process Integration and Supply Chain Management, and Vice President Wholesale Polo Brand.
- **Tommy Hilfiger and GFT USA, a designer apparel manufacturer and distributor:** Held various senior executive roles in strategy and operations from 1997 to 2000.

  Prior to her industry operating roles, Ms. Mitchell spent nine years working in the consulting and investment banking industries specializing in the retail and apparel sectors including at McKinsey & Co, BCG, and Lehman Brothers.

Skills and Qualifications
- **Senior leadership experience:** Having served in senior executive roles at three apparel companies, Ms. Mitchell is now a partner in a global management consulting firm.
- **Retail or consumer-facing industry:** Ms. Mitchell has over 20 years of experience in the apparel industry, and currently serves as a member of the Fashion & Luxury leadership team at BCG. She has worked across multiple channels, including retail and e-commerce, and across multiple categories with a focus on apparel, accessories, beauty and home. She also previously served on the board of directors for Reiss, a UK-based fashion brand and international retail store chain.
- **Technology, e-commerce, or digital experience:** As Chief Operating Officer at Club Monaco, Ms. Mitchell oversaw all retail operations, including worldwide e-commerce and information technology.
- **Marketing, public relations, or brand management experience:** Ms. Mitchell's multi-brand experience bridges from luxury to contemporary fashion segments, including 15-years at Ralph Lauren Corporation.
- **Operations management experience:** Ms. Mitchell has been responsible for various aspects of operations at three major apparel companies, including four years as Chief Operating Officer at Club Monaco, where she oversaw retail and international operations, store communications, e-commerce, merchandising/planning/allocation, product development, manufacturing, supply chain, real estate, finance and information technology.

JONAS PRISING
Chairman and Chief Executive Officer of ManpowerGroup



Age 55

Director
since: 2015

INDEPENDENT

Committees:
- Compensation (chair)
- Governance & Nominating

Other Directorships:
- Manpower-Group (since 2014), Chairman since 2015

Experience
- **ManpowerGroup, a leading provider of workforce solutions:** Chairman and Chief Executive Officer since December 2015; Chief Executive Officer from 2014 to December 2015; President from 2012 to 2014; President of ManpowerGroup—The Americas from 2009 to 2014; Executive Vice President from 2006 to 2010.
- **Electrolux, the world's second largest appliance manufacturer:** Various international positions over ten years in the consumer goods and business-to-business divisions, including head of Global Sales and Marketing for a business-to-business division.

Skills and Qualifications
- **Current or former public company CEO:** Mr. Prising has been Chief Executive Officer of ManpowerGroup, a large company with complex operations in 80 countries and territories, for over seven years.
- **Senior leadership experience:** Mr. Prising joined ManpowerGroup in 1999 and held several executive management positions before becoming CEO.
- **Retail or consumer-facing industry:** Mr. Prising has over 10 years of international retail and household and commercial appliance product development experience through his work with Electrolux, the world's second largest appliance manufacturer.
- **Finance, accounting, or financial reporting experience:** As President and CEO of ManpowerGroup, Mr. Prising has direct oversight of its finance, accounting, and financial reporting functions.
- **Technology, e-commerce, or digital experience:** Mr. Prising leads an organization that has embedded technology in the recruitment, assessment, and training of permanent, temporary, and contract workers worldwide.
- **Marketing, public relations, or brand management experience:** As President and CEO of ManpowerGroup, Mr. Prising is directly responsible for fostering a family of brands in the workforce solutions and services industry worldwide.
- **Operations management experience:** Mr. Prising leads a global organization that does business in 75 countries and territories through more than 2,200 offices.
- **Human capital, culture, or compensation experience:** Mr. Prising leads an organization that employs 25,000 full-time equivalent employees, and recruits millions of permanent, temporary, and contract workers on a worldwide basis each year. Due to his years of experience at ManpowerGroup, Mr. Prising is a recognized expert on the labor market and world of work trends.

JOHN E. SCHLIFSKE
Chairman and Chief Executive Officer of The Northwestern Mutual Life Insurance Company



Age 61

Director since: 2011

INDEPENDENT

Committees:
- Audit
- Governance & Nominating

Experience
- **The Northwestern Mutual Life Insurance Company:** Chairman and Chief Executive Officer, President since 2010; President from 2009 through 2010 and 2013 to 2014; interim President and Chief Executive Officer of Frank Russell Investment Company (then a subsidiary of The Northwestern Mutual Life Insurance Company) from 2008 to 2009; Executive Vice President—Investment Products and Services from 2006 through 2008; Senior Vice President—Investment Products and Services from 2004 through 2006; member of the Board of Trustees since 2009.

Skills and Qualifications
- **Senior leadership experience:** Mr. Schlifske joined The Northwestern Mutual Life Insurance Company in 1987 and held a number of executive management positions before becoming CEO.
- **Retail or consumer-facing industry:** Mr. Schlifske leads an organization that offers insurance, annuities, investment products, and comprehensive financial planning directly to consumers through a nationwide network of financial advisors. The company ranks #1 in the industry for market share of individual life insurance. Mr. Schlifske also oversees Northwestern Mutual's independent broker-dealer and its wealth management subsidiary, which is one of the fastest growing in the country.
- **Finance, accounting, or financial reporting experience:** As CEO of Northwestern Mutual, Mr. Schlifske has direct oversight of an organization that is subject to complex financial and regulatory capital and financial reporting requirements, and that maintains the highest financial strength ratings from all four major credit rating agencies. Mr. Schlifske also has extensive investment management expertise, having served in leadership roles managing Northwestern Mutual's general account.
- **Technology, e-commerce, or digital experience:** Mr. Schlifske has led a team that transformed Northwestern Mutual from a traditional life insurance company to a digital business with a focus on helping people achieve holistic financial security. The company also invests millions in startups and new ventures that are leveraging technology to solve consumer problems.
- **Marketing, public relations, or brand management experience:** Under Mr. Schlifske's leadership, Northwestern Mutual has transformed from a company that is focused on life insurance to a company that provides comprehensive financial security to individuals and businesses. This required a transformation of the company's brand and marketing strategy.
- **Operations management experience:** Mr. Schlifske headed multiple parts of Northwestern Mutual's business operations for over 15 years.
- **Human capital, culture, or compensation experience:** Mr. Schlifske leads a workforce of more than 22,000 employees and financial professionals across the United States. He was the chair of the Frank Russell compensation committee. He currently oversees the compensation programs at Northwestern Mutual. Mr. Schlifske also leads Northwestern Mutual's ESG program, is chair of Northwestern's racial equity task force, and oversees Northwestern Mutual's women's initiative.

ADRIANNE SHAPIRA
Managing Director of Eurazeo Brands



Age 51

Director since: 2016

INDEPENDENT

Committees:
- Audit
- Governance & Nominating

Other Directorships:
- The Hain Celestial Group, Inc. (2014-2018)

Experience
- **Eurazeo Brands, a division of one of the largest European listed private equity firms that invests in consumer brands:** Managing Director since August 2017.
- **David Yurman Enterprises, LLC, a designer jewelry company:** Chief Financial Officer from 2012 to 2016.
- **The Goldman Sachs Group, Inc.:** Managing Director in Global Investment Research covering the Broadlines Retail sector and the lead equity analyst covering department stores, discounters, luxury, and online from 1999 to 2012.
  Prior to 1999, Ms. Shapira served as an equity analyst at both Robertson Stephens, an investment banking firm, and Neuberger & Berman, an investment management company.

Skills and Qualifications
- **Senior leadership experience:** Ms. Shapira has held senior executive positions in both investing and operating organizations for over 20 years.
- **Retail or consumer-facing industry:** Ms. Shapira spent 13 years as an analyst focused on the retail sector, and her current role gives her a broad understanding of the consumer products industry.
- **Finance, accounting, or financial reporting experience:** As CFO of David Yurman Enterprises, Ms. Shapira oversaw accounting, financial planning and analysis, treasury, tax, and loss prevention.
- **Marketing, public relations, or brand management experience:** Across Ms. Shapira's operating experience at David Yurman and investing experience at Eurazeo Brands, she has been closely involved in directing marketing decisions and dollars to enhance brand management results.

FRANK V. SICA
Partner at Tailwind Capital



Age 70

Director since: 1988

Chairman of the Board since: 2018

INDEPENDENT

Committees:
- Compensation
- Governance & Nominating

Other Directorships:
- CSG Systems International (since 1994)
- Safe Bulkers, Inc. (since 2008)
- JetBlue Airways Corporation (1998-2020)

Experience
- **Tailwind Capital, a private investment firm:** Partner since 2006.
- **Soros Private Funds Management, a private equity firm:** Senior Advisor from 2003 to 2006; President from 2000 to 2003; Managing Director responsible for private equity investments from 1998-2000.
- **Morgan Stanley and Morgan Stanley Capital Partners:** Managing Director from 1988 to 1998 in the Merchant Banking Division. Prior to 1988, Mr. Sica was a Managing Director in Morgan Stanley's merger and acquisitions department.

Skills and Qualifications
- **Senior leadership experience:** Mr. Sica has decades of executive experience in the investment banking and private equity field, managing teams that oversaw multi-billion dollar portfolios of both domestic and international equity, real estate and debt investments. He has served as director on the boards of numerous companies and was an officer in the US Air Force.
- **Retail or consumer-facing industry:** As a private equity investor, Mr. Sica has experience analyzing many consumer-facing industries, including retail and commercial airlines.
- **Finance, accounting, or financial reporting experience:** Mr. Sica has spent his entire career managing substantial investments across a wide range of industries overseeing and advising on numerous IPO's and billions of dollars of public equity and debt offerings.
- **Technology, e-commerce, or digital experience:** Mr. Sica has served on the board of directors of multiple technology companies, including over 25 years with CSG Systems International, an account management and billing software company for communication industries. Mr. Sica is also currently involved with several companies that provide inventory management and logistics services.
- **Human capital, culture, or compensation experience:** Mr. Sica has chaired or served on the compensation committees of multiple public companies.

STEPHANIE A. STREETER
Former Chief Executive Officer of Libbey, Inc.



Age 63

**Director
since: 2007**

INDEPENDENT

Committees:
- Audit (chair)
- Governance & Nominating

Other Directorships:
- Goodyear Tire & Rubber Company (since 2008)
- Western Digital (since 2018)
- Olin Corporation (July 2018 to January 2019)

Experience
- **Libbey, Inc., a producer of glass tableware and other tabletop products:** Chief Executive Officer and a director from 2011 to 2016.
- **United States Olympic Committee:** Interim Chief Executive Officer from 2009 to 2010.
- **Banta Corporation, a global technology, printing, and supply-chain management company:** Chairman, President, and Chief Executive Officer from 2004 until 2007; President and Chief Executive Officer from 2002 to 2004; President and Chief Operating Officer from 2001 to 2002.
- **Idealab, a technology incubator:** Chief Operating Officer from 2000-2001.
- **Avery Dennison Corporation, a materials science and manufacturing company:** 14 years in a variety of positions, including director of marketing for computer products, vice president and general manager of the label division and of the Avery Dennison Brands business, and Group Vice President of Worldwide Office Products.

Skills and Qualifications
- **Current or former public company CEO:** Ms. Streeter led two NYSE listed companies: Banta, Inc. and Libbey, Inc. for six and five years respectively.
- **Senior leadership experience:** Ms. Streeter has over 20 years of C-Suite experience leading complex businesses with worldwide operations, as well as leading the US Olympic Committee as interim CEO.
- **Retail or consumer-facing industry:** As CEO of Libbey, Inc., Ms. Streeter oversaw the marketing, sales and distribution of dishes, glasses, and other foodservice products to leading global retailers, including Walmart, Target, Alibaba, and Amazon.
- **Finance, accounting, or financial reporting experience:** While CEO at Libbey, Inc., Ms. Streeter developed and implemented a new corporate strategy and reconstructed the company's balance sheet, manufacturing network, and cost base. She is also Chair of the finance committee at Goodyear, and serves on the audit committee at Western Digital Corporation.
- **Technology, e-commerce, or digital experience:** Ms. Streeter spent six years leading Banta Corporation, which used technology to streamline the capture, management, and distribution of print and digital information. While COO at Idealab she oversaw the incubation of over a dozen start-up internet companies. She also serves on the Board of Directors of Western Digital, a computer hard disk drive and NAND semiconductor manufacturer and data storage company.
- **Marketing, public relations, or brand management experience:** While at Avery Dennison, Ms. Streeter led the team that developed the patents for laser and ink jet labels and built it into well over a billion dollar product line. At Banta and Libbey, she transformed those corporations' traditional marketing and sales efforts and introduced digital marketing driving record revenue and profits during her tenure.
- **Operations management experience:** As CEO of Libbey and Banta, and COO of Idealab and GVP of Avery Dennison, Ms. Streeter had oversight of all aspects of operations, including domestic and international manufacturing, supply chain, R&D, marketing, sales, finance, and administrative functions.
- **Human capital, culture, or compensation experience:** Ms. Streeter oversaw large domestic and international workforces while leading Libbey, Banta and the Avery Dennison Office Products Group.

CORPORATE GOVERNANCE MATTERS

Director Independence

Our Board of Directors has established independence guidelines that are described in our Corporate Governance Guidelines. A Director will be considered independent if the Board determines the Director satisfies all of the independence standards of the New York Stock Exchange then in effect, and the Director has no material relationships with Kohl's (either directly or as a partner, shareholder, or officer of any entity) that would be inconsistent with a finding of independence.

The Governance & Nominating Committee is charged with the ongoing review of transactions that could affect a Director's independence. In February 2021, the Governance & Nominating Committee reviewed a summary of Directors' responses to a questionnaire asking about their relationships with Kohl's (and those of their immediate family members) and other potential conflicts of interest, as well as material provided by management related to transactions, relationships, or arrangements between Kohl's and individual Directors or parties related to individual Directors. During the course of this review, the Governance & Nominating Committee broadly considered all relevant facts and circumstances, recognizing that material relationships can include commercial, banking, consulting, legal, accounting, charitable and familial relationships, among others. Based on this review, the Governance & Nominating Committee affirmatively determined, and the full Board of Directors

agreed, that all of the Directors, except Michelle Gass, our Chief Executive Officer, are independent.

In the course of its review, the Governance & Nominating Committee considered the relationships described below, but they were not deemed to affect the independence of the applicable Director or Directors.

Charitable organizations

Several of our Directors serve as non-employee directors of non-profit organizations that receive charitable contributions from Kohl's. All of these charitable contributions were made in the ordinary course of our charitable contribution programs.

Business partners

Several of our Directors serve on the boards of directors of, or may have an economic interest in, companies with which we do relatively small amounts of ordinary course business from time to time. The Governance & Nominating Committee reviewed all of these instances and determined that, in each case, the amount of business involved was immaterial to both companies, all such transactions were entered into at arm's length, and our Directors were not in any way involved in the negotiations or discussions leading up to the business relationships.

Leadership Structure

Our Corporate Governance Guidelines provide that the Board will appoint an independent Chairman whenever possible. In the absence of an independent Chairman, our Corporate Governance Guidelines provide for an independent Lead Director to be elected annually by the independent Directors. Frank V. Sica has served as the Board's independent Chairman since 2018.

Oversight of Risk Management

The Board and its Audit Committee oversee the identification, monitoring, and mitigation of enterprise risks through the Company's robust enterprise risk management (ERM) program. Our ERM program is

designed and driven by management to monitor our ongoing progress in managing the potential impact of key regulatory, operational, financial, and reputational risks across the organization.

Role of the Full Board

The full Board receives an annual comprehensive update on our current risk profile and our activities related to the ERM program. These updates enable all members of the Board to understand our overall risk profile and to stay apprised of the efforts being made to reduce, mitigate, or eliminate each element of risk. The Board's risk management oversight also extends to regular reviews of our current and anticipated data protection

and cybersecurity risks, including a review of related policies and procedures, pursuant to updates provided by members of senior management who are tasked with identifying and responding to such risks. While cybersecurity was previously a quarterly Board topic, beginning in 2020, the Audit Committee has taken the lead on cybersecurity risk oversight. Kohl's Chief Technology Officer, Chief Information Security Officer,

and Chief Risk & Compliance Officer provide regular updates to the Audit Committee, and a detailed, annual update regarding information security to the full Board.

The full Board and the Executive Committee monitored the implications of the COVID-19 pandemic for our business and our workforce at multiple meetings in 2020, informed by regular reports from management. Because the Executive Committee is authorized to act on behalf of the Board in between Board meetings, we relied heavily on the Executive Committee at times. In particular, the Executive Committee met on a weekly basis at the height of the crisis. All Directors were invited to participate in these Executive Committee meetings, and most Directors attended every such meeting in fiscal 2020.

Role of the Audit Committee

The Board's Audit Committee actively oversees and monitors our ERM program. To that end, the Audit Committee receives regular updates on various elements of material risk from the member(s) of senior management who are designated the "owners" of such risks, as described herein. These updates enable the Audit Committee members to understand our risk identification, risk management, and risk mitigation strategies, and give those Directors a forum to provide regular feedback and general direction to management. Following each of these updates, the Audit Committee Chairman reports on the discussion during the next full Board meeting.

Role of the Compensation Committee

Each year, the Compensation Committee, with the assistance of its independent compensation consultant and other advisers, reviews and analyzes whether our compensation plans, policies and practices create material risks to Kohl's. For more information, see "Compensation Risk Assessment," which begins on page 56.

Role of Management

Management maintains a comprehensive list of enterprise risks, and prioritizes those items based upon the potential financial and reputational damage each poses. A member of senior management has been assigned as the "owner" of each risk, chosen based upon a determination of which executive is best positioned to manage the effects of that particular risk. Each risk owner is required to develop an action plan to reduce, mitigate, or eliminate the risk; identify barriers to risk reduction efforts; and establish key metrics to objectively measure the results of risk management efforts. A risk management committee, composed of key senior managers from across Kohl's, meets regularly to actively review each risk owner's progress toward reducing, mitigating, or eliminating each risk under his or her purview. Our executive officers are periodically updated on the status of all risk management efforts and are regularly consulted for additional direction.

Board Refreshment

The Governance & Nominating Committee regularly assesses the size of the Board, whether any vacancies are expected due to retirement or otherwise, and whether the Directors have the experience, qualifications, attributes, and skills, taken as a whole, to enable the Board to satisfy its oversight responsibilities effectively. To assist in these considerations, the Board periodically performs a comprehensive assessment to determine if the Board has any gaps in necessary skills or areas of expertise.

If a vacancy is anticipated or otherwise arises, or if a skills assessment reveals a particular need on the Board, the Governance & Nominating Committee uses a variety of methods to identify and evaluate appropriate Director candidates. Candidates may come to the attention of the Committee through current Directors, members of management, eligible shareholders, or others. From time to time, the Governance & Nominating Committee engages a search firm to assist in identifying potential Board candidates, although no firm was engaged for that purpose in 2020.

THE BOARD HAS ADDED SIX NEW DIRECTORS IN THE PAST FIVE YEARS.

BOARD REFRESHMENT


50% New Board Members
+6 Directors Added
-4 Directors Departed
2016
2021

GENDER/ETHNIC DIVERSITY


40% Increase in Board Diversity
3/10
5/12
2016
2021

Members of the Board of Directors and Director nominees must have the following threshold attributes:

- Unquestionable ethics and integrity;
- A demonstrated record of success, leadership, and solid business judgment;
- Intellectual curiosity;
- Strong reasoning skills;
- Strong strategic aptitude;
- Independence, objectivity, and a willingness to challenge the status quo;
- A demonstrated record of social responsibility;
- A commitment to enhancing long-term shareholder value;
- A willingness to represent the interests of all of our shareholders; and
- A willingness and ability to devote sufficient time to carrying out their duties.

In addition, prospective Directors should contribute to Kohl's customer-focused and innovative culture. All of the Company Nominees have these attributes, as well as a balanced mix of skills and experience, as summarized in the matrix that appears on page 20.

Although we do not have a formal diversity policy for Directors, the Board is committed to an inclusive membership, and embraces diversity with respect to background, experience, skills, education, race, age, gender, national origin, and viewpoints.

Our Corporate Governance Guidelines provide that it is the general policy of the Board of Directors that no individual will be eligible to stand for election to the Board after reaching age 72.

The Governance & Nominating Committee evaluates shareholder nominees according to the same criteria as any other nominees. For information on how to nominate a prospective Director, see "How can I nominate a candidate for the Board of Directors?" on page 14.

Board Evaluation

The Governance & Nominating Committee is responsible for coordinating an annual evaluation of the performance of the Board of Directors and each of its standing committees.



EVALUATION	FEEDBACK ANALYSIS	PRESENTATION OF FINDINGS & FOLLOW-UP
Overseen by the Chair of the Governance & Nominating Committee, this evaluation includes a detailed effectiveness questionnaire and individual interviews with each independent Director.	The Chair of the Governance & Nominating Committee discusses the assessment results with the independent Directors and identifies any necessary action items. Those results and any recommendations are reported to the full Board for review and discussion.	Assessment results may be used to identify areas requiring performance enhancement, process improvement, or Board skills enhancement

Director Orientation and Continuing Education

New Directors participate in a formal orientation process that includes reviewing materials regarding the Company's business and operations and meeting with executive officers and other key personnel.

The Board believes that each Director should maintain leadership and expertise in the areas that caused the Board to select that Director for membership; should develop and maintain broad, current knowledge about all of Kohl's businesses and critical issues affecting Kohl's; and should develop and maintain broad, current knowledge about corporate directors' responsibilities generally, including applicable legal principles. To that end, Kohl's will reimburse a Director's reasonable expenses incurred in attending one approved education seminar per year.

Limits on Board Service

Non-management Directors are encouraged to limit the number of other boards on which they serve, taking into account the impact of such other directorships on attendance at, and the quality of participation in, meetings of the Kohl's Board.

Board Committees

The Board of Directors has three committees: the Audit Committee, the Governance & Nominating Committee, and the Compensation Committee. All of the Directors who serve on these committees meet our independence requirements. The charters of each of the committees are available on our website at https://corporate.kohls.com/investors/corporate-governance under the heading "Committee Charters," and paper copies will be provided to any shareholder upon written request. The Board of Directors also has established an Executive Committee, the primary function of which is to act on behalf of the Board of Directors in the intervals between the Board's meetings.

The current composition of the committees is shown below.

Committee	Members	Chairperson
Audit Committee	Michael J. Bender Yael Cosset H. Charles Floyd John Schlifske Adrianne Shapira	Stephanie A. Streeter
Governance & Nominating Committee	Michael J. Bender Steven A. Burd Yael Cosset H. Charles Floyd Robbin Mitchell Jonas Prising John E. Schlifske Adrianne Shapira Frank V. Sica Stephanie A. Streeter	Peter Boneparth
Compensation Committee	Peter Boneparth Steven A. Burd Frank V. Sica	Jonas Prising
Executive Committee	Peter Boneparth Michelle Gass Jonas Prising Frank V. Sica Stephanie A. Streeter	

The descriptions below relate to the membership and responsibilities of the Board's committees as of February 17, 2021.

AUDIT COMMITTEE

Members:
- Stephanie A. Streeter **(chair)**
- Michael J. Bender
- H. Charles Floyd
- John Schlifske
- Adrianne Shapira

Number of meetings in fiscal 2020: 6

The Audit Committee assists the Board of Directors in its oversight of our financial accounting and reporting practices. The specific duties of the Audit Committee include:

- monitoring the integrity of our financial process and systems of internal controls regarding finance, accounting, and legal compliance;
- selecting our independent registered public accounting firm;
- monitoring the independence and performance of our independent registered public accounting firm and internal auditing functions;
- providing oversight and guidance to management with respect to management's enterprise risk assessment and risk mitigation processes, including with respect to information security risk management; and
- providing an avenue of communication among the independent registered public accounting firm, management, the internal auditing functions, and the Board of Directors.

The Audit Committee has the authority to conduct any investigation appropriate to fulfilling its responsibilities, and has direct access to the independent registered public accounting firm as well as any of our employees. The Audit Committee can retain, at Kohl's expense, special legal, accounting, or other consultants or experts as it deems necessary. The Board has determined that each member of the Audit Committee is "financially literate," as that term is defined under New York Stock Exchange rules, is qualified to review and assess financial statements, and satisfies the enhanced independence requirements for audit committee members. The Board has also determined that more than one member of the Audit Committee qualifies as an "audit committee financial expert," as defined by the Securities and Exchange Commission (the "SEC"), and, as of January 31, 2021, had specifically designated Stephanie Streeter, Chair of the Audit Committee, as an audit committee financial expert.

GOVERNANCE & NOMINATING COMMITTEE

Members:
- Peter Boneparth **(chair)**
- Michael J. Bender
- Steven A. Burd
- Yael Cosset
- H. Charles Floyd
- Robbin Mitchell
- Jonas Prising
- John E. Schlifske
- Adrianne Shapira
- Frank V. Sica
- Stephanie A. Streeter

Number of meetings in fiscal 2020: 3

The duties of the Governance & Nominating Committee are to:

- select candidates for election and re-election to the Board and its committees;
- advise the Board on corporate governance matters and practices, including developing, recommending, and periodically reviewing the Corporate Governance Guidelines and principles applicable to Kohl's; and
- coordinate an annual evaluation of the performance of the Board and each of its standing committees.

COMPENSATION COMMITTEE

Members:
- Jonas Prising **(chair)**
- Peter Boneparth
- Steven A. Burd
- Frank V. Sica

Number of meetings in fiscal 2020: 6

The Compensation Committee discharges the Board's responsibilities related to compensation of our Directors and executive officers, as well as those with respect to our general employee compensation and benefit policies and practices to ensure they meet corporate objectives. In particular, the Compensation Committee has overall responsibility for:

- evaluating and approving our executive officer benefits, incentive compensation, equity-based or other compensation plans, policies, and programs;
- approving goals for incentive plans and evaluating performance against these goals; and
- regularly and actively reviewing and evaluating our executive management succession plans and making recommendations to the Board with respect to succession planning issues.

The Compensation Committee has the ability to retain, at Kohl's expense, special legal, accounting, or other consultants or experts as it deems necessary. Information regarding the Compensation Committee's processes and procedures for determining executive officer and Director compensation is included in the Compensation Discussion & Analysis section of this proxy statement.

None of the members of the Compensation Committee is or has been one of our officers or employees or had any relationship requiring disclosure under Item 404 of Regulation S-K. None of our executive officers has served on the compensation committee or board of directors of any company of which any of our Directors is an executive officer.

EXECUTIVE COMMITTEE

Members:
- Peter Boneparth
- Michelle Gass
- Jonas Prising
- Frank V. Sica
- Stephanie Streeter

Meetings in fiscal 2020: 19

The Executive Committee is authorized to act on behalf of the Board of Directors in the intervals between the Board's meetings, if necessary. However, the Executive Committee may not take any actions that: (a) are prohibited by applicable law or our Articles of Incorporation or Bylaws, or (b) are required by law or by rule of the New York Stock Exchange to be performed by a committee of independent Directors, unless the composition of the Executive Committee at the time complies with such law or rule.

During the COVID crisis, the Board of Directors heavily leveraged the Executive Committee structure. All Directors were invited to attend these COVID-related Executive Committee meetings; the vast majority of these Executive Committee meetings were attended by all Directors.

Meetings and Attendance

The full Board of Directors formally met seven times during fiscal 2020, and otherwise accomplished its business through the work of the Board's three committees and the Executive Committee. Each incumbent Director standing for election at the 2021 Annual Meeting of Shareholders attended at least 90% of the meetings of the Board and committees on which such Director served that were held in fiscal 2020 while such Director served on the Board or the committees. In addition, the vast majority of the Directors attended all of the Executive Committee meetings convened to address COVID-related matters.

The non-management Directors meet in regularly scheduled executive sessions without any members of management present. Mr. Sica, the independent Chairman of our Board of Directors, presided over the meetings of non-management Directors.

Governing Documents

Our Board has adopted written Corporate Governance Guidelines to embody the principles by which the Board of Directors operates. Among other things, the Corporate Governance Guidelines outline the Board's primary responsibilities, our independence standards, and policies regarding Board membership and the conduct of meetings.

In addition, the Board has adopted a Code of Ethics that describes the ethical and legal responsibilities of all of our employees and, to the extent applicable, members of our Board of Directors. The Code of Ethics satisfies the requirements of the Sarbanes-Oxley Act of 2002 pertaining to codes of ethics for chief executive officers and senior financial and accounting officers. We provide training with respect to the Code of Ethics for all of our employees, and all employees agree in writing to comply with the Code of Ethics at the time they are hired and periodically thereafter. Our employees are encouraged to report suspected violations of the Code of Ethics through various means, including through the use of an anonymous toll-free hotline. We intend to disclose any amendment to, or waiver of, a provision of our Code of Ethics that applies to our principal executive officer, principal financial officer, or our Directors by posting such information on the Corporate Governance section of our website shown below.

You may obtain our Corporate Governance Guidelines, our Code of Ethics, and the charters for each of the standing committees of our Board of Directors on our website at https://corporate.kohls.com/investors/corporate-governance, or by contacting our Investor Relations staff by e-mail at investor.relations@kohls.com or by mail at N56 W17000 Ridgewood Drive, Menomonee Falls, Wisconsin 53051.

Communication with the Board

You may contact any member of the Board of Directors, including the independent Chairman, as follows:

Write to our Board of Directors or Chairman at
Kohl's Board of Directors
N56 W17000 Ridgewood Drive
Menomonee Falls, WI 53051

Or

E-mail our Board of Directors at
directors@kohls.com

All such communications are treated confidentially. Questions or concerns related to financial reporting, internal accounting, or auditing matters may be sent (anonymously if you wish) to governance@kohls.com.

All correspondence will be forwarded. Correspondence related to accounting, internal controls, or auditing matters is immediately brought to the attention of our Internal Audit Department and, if appropriate, to the Audit Committee of the Board of Directors. The Audit Committee receives a quarterly summary of all communications received through any of the above-referenced channels.

Related Party Transactions

The Board of Directors recognizes that related party transactions can present a heightened risk of conflicts of interest. Accordingly, as a general matter, and consistent with our Code of Ethics, our Directors, senior officers, and their respective immediate family members are required to avoid any activity, interest, or relationship that would create, or might appear to create, a conflict with the interests of Kohl's.

The independent Governance & Nominating Committee reviews all related party transactions and relationships involving a Director or any executive officer. To help identify related-party transactions and relationships, each Director and executive officer completes an annual questionnaire that requires the disclosure of any transaction or relationship that the person, or any member of his or her immediate family, has or will have with Kohl's. In addition, our Legal Department facilitates a review of our financial records to determine if a Director or executive officer, or a company with which a Director or executive officer is affiliated, received any payments from Kohl's or made any payments to Kohl's that could have arisen as a result of a related party transaction during the fiscal year. On an annual basis, or as circumstances may otherwise warrant, the Governance & Nominating Committee reviews and approves, ratifies, or rejects any identified transaction or relationship with a related party. In its review, the Governance & Nominating Committee considers such information as it deems important to determine whether a transaction is on reasonable and competitive terms and is fair to Kohl's.

We disclose transactions and relationships that are determined to be directly or indirectly material to Kohl's or a related person in our proxy statement. There were no such transactions or relationships in fiscal 2020.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE STEWARDSHIP AT KOHL'S

Our purpose — to inspire and empower families to lead fulfilled lives — guides how we work with partners, how we approach philanthropy, how we respect the environment, and how we touch the lives of our customers, associates and communities. These efforts extend to the Environmental, Social and Governance (ESG) areas of our business. ESG stewardship is a key component of our strategy and our vision: *to be the most trusted retailer of choice for the active and casual lifestyle.* We believe ESG stewardship is important to building a more sustainable future for all and creating long-term shareholder value.

Our Governance Guidelines, Code of Ethics, and all of the policies discussed below are available on our website, corporate.kohls.com, under "Investors—ESG Overview."

Values, Ethics, Human Rights and Governance

Kohl's ESG efforts derive from our strong values and commitment to act with integrity. This is reflected in our Code of Ethics, Global Human Rights Policy, and governance practices.

Ethics

We are committed to the highest standards of integrity, and maintain a Code of Ethics to guide ethical decision-making for associates. As a company of integrity, we expect our associates to be honest and accountable. We require associates to take annual ethics training, which is regularly refreshed to cover relevant topics. The training helps connect ethics to each associate's day-to-day job responsibilities and promotes honesty, integrity and fairness.

Global Human Rights Policy

Kohl's is committed to embedding respect for human rights throughout our entire business, including our associates, those in our supply chain, and the communities in which we operate. We continuously evaluate our operations and value chain to identify, assess, and address salient human rights risks; engage key stakeholders; and prioritize key areas where we have the greatest opportunity to have a positive impact on people and communities.

Governance

Responsible corporate citizenship is an important part of our values; we are committed to incorporating socially responsible principles into our daily business activities. Our governance practices form the foundation for how we manage risk, ensure accountability, and provide transparency to our stakeholders. To learn more about our practices and review our governance documents, please visit corporate.kohls.com.

Diversity & Inclusion

Living a fulfilled life is different for each and every one of us. Understanding and embracing those differences for Kohl's associates, customers, and our local communities is not just the right thing to do; it is critical to driving growth for the organization.

In 2020, we shared our commitment to our new Diversity & Inclusion (D&I) strategy focused on Our People, Our Customers, and Our Community, and our mission to empower more families through equity and D&I. While these values have always been part of our culture, our new strategy accelerates how we are embedding D&I throughout our business. We have become increasingly intentional about our programs and practices, and hold ourselves accountable with measurable goals and results.

Environmental Sustainability

At Kohl's, we believe that incorporating sustainable solutions into our operations will help build better futures for families. With such a large retail footprint, we are in a unique position to make a positive impact on the planet. We have set ambitious goals to ensure that impact is positive. Our sustainability strategy is guided by the objectives of the United Nations Sustainable Development Goals.

Public Goals and Progress

In 2019, we set sustainability goals, including quantitative targets focused on three key areas: climate action, waste and recycling, and sustainable sourcing. We are committed to monitoring and reporting performance and progress against these goals.

Climate Action

Our climate action goals are focused on reducing our greenhouse emissions and increasing our renewable energy use.

Waste and Recycling

Our waste and recycling goals are focused on managing all wastes, reducing waste generation, and promoting relevant recycling information to customers.

Sustainable Sourcing

Our sustainable sourcing goals are focused on the efficient use of natural resources and environmentally sound management of chemicals within Kohl's-owned branded products.

Social Supply Chain Management

At Kohl's, the vendors we choose must live up to the standards defined in our social compliance process to ensure we have and maintain responsible sourcing. Vendors must share our convictions, abide by our policies, and operate according to our universally-applied standards regarding ethics and fairness.

Terms of Engagement

We are committed to respecting human rights across our activities and operations. We require all of our merchandising vendors to adhere to our Terms of Engagement, which reflect our high standards and seek to protect the human rights of workers who manufacture the products we sell. Our Terms of Engagement, align with internationally recognized human rights principles developed by the United Nations, Core Conventions of the International Labour Organization (ILO), and other respected international organizations. They outline our requirements and expectations of social compliance regarding wages and benefits, working hours, prohibited use of child or forced labor, discrimination, disciplinary practices, women's rights, legally-protected rights of workers to free association, health and safety issues, environmental requirements, and more.

Zero-Tolerance Policy

Our compliance philosophy focuses on continuous improvement. However, certain violations of our Terms of Engagement will result in immediate termination of our business relationship with a vendor or facility. We will not tolerate merchandise produced under the following conditions:

- Forced labor, child labor, prison labor, bonded labor, slavery, or human trafficking
- Physical or sexual abuse
- Nonpayment of wages
- Unauthorized subcontracting
- Unethical business practices, such as attempted bribery of social compliance, Customs Trade Partnership Against Terrorism (CTPAT), environmental or quality assurance auditors
- Transshipment or altering/tampering with country-of-origin markings

Our zero-tolerance policy for certain violations of our Terms of Engagement is communicated to vendor partners to ensure they understand these critical issues and our commitment to eliminating human rights risks and ensuring responsible sourcing in our supply chain.

DIRECTOR COMPENSATION

Our non-employee Directors receive a mix of cash and equity compensation for their service on our Board, as shown below.

Compensation element	Amount	How paid
Annual cash retainer	$125,000	Cash, paid quarterly in arrears
Annual equity award	$125,000 grant date fair value*	Restricted shares granted immediately after the annual meeting
Additional annual equity award for the Chairman of the Board	$200,000 grant date fair value*	Restricted shares granted immediately after the annual meeting
Additional annual equity award for the committee chairs	Audit: $25,000 grant date fair value* Compensation: $20,000 grant date fair value* Governance & Nominating: $10,000 grant date fair value*	Restricted shares granted immediately after the annual meeting

*   Calculated in accordance with FASB ASC Topic 718 based on the closing price of Kohl's common stock on the grant date.

As the Company managed through the peak of the COVID crisis in 2020, the Company's Board of Directors did not take their cash retainers while the majority of the Company's stores remained closed.

The restricted shares granted to non-employee Directors vest on the earlier of the date of the annual shareholders' meeting in the following year or the first anniversary of the date of grant. Before the shares vest, recipients have the right to vote the shares, to receive all regular dividends paid or distributed in respect of the shares in the form of additional restricted shares purchased with such dividends, if any, and to exercise all other rights as a holder of outstanding shares of our stock.

Directors receive no additional compensation for participation in Board or committee meetings. Directors are, however, reimbursed for travel and other expenses related to attendance at these meetings, as well as travel and other expenses related to attendance at educational seminars approved in advance by the Governance & Nominating Committee.

Stock Ownership Requirements for Directors

We believe that stock ownership is important to align the interests of our Directors with those of our shareholders. Each non-employee Director is expected to own Kohl's stock with a value equal to approximately five times the amount of the Directors' annual base cash retainer. For purposes of this calculation, we include shares of unvested restricted stock, but not any vested options.

Directors must attain this ownership level by the fifth anniversary of their initial appointment to the Board, and may not sell any Kohl's stock until they meet the stock ownership requirement. All Directors standing for re-election who have served on the Board for more than five years were in compliance with this requirement as of the end of fiscal 2020.

Director Compensation Table

The following table provides each element of compensation paid or granted to each non-employee Director for services rendered during fiscal 2020. Retainer fees are paid on a quarterly basis in arrears, so some of the retainer fees in this table may have been paid in the first quarter of fiscal 2021 for services rendered in fiscal 2020.

	Fees Earned or Paid in Cash $	Stock Awards $[1]	Total $
Michael J. Bender	$ 104,167	$ 125,006	$ 229,173
Peter Boneparth	104,167	135,000	239,167
Steven A. Burd	104,167	125,006	229,173
Yael Cosset[2]	104,167	249,997	354,164
H. Charles Floyd	104,167	125,006	229,173
Jonas Prising	104,167	144,994	249,161
John E. Schlifske	104,167	125,006	229,173
Adrianne Shapira	104,167	125,006	229,173
Frank V. Sica	104,167	325,000	429,167
Stephanie A. Streeter	104,167	150,007	254,174
Stephen E. Watson[3]	20,833	—	20,833

(1) The amounts shown represent the aggregate grant date fair value for awards granted in 2020, computed in accordance with FASB ASC Topic 718. Each Director who was re-elected to the Board of Directors at the 2020 Annual Meeting of Shareholders was awarded 7,655 restricted shares. Committee Chairs were awarded between an additional 612 and 1,531 restricted shares and our independent Chairman was awarded an additional 12,247 restricted shares. For a discussion of the valuation assumptions used for all stock-based awards, see Note 6 to our fiscal 2020 audited financial statements included in our Annual Report on Form 10-K.
(2) Mr. Cosset was appointed to the board in February 2020 and received 5,042 shares upon his appointment.
(3) Mr. Watson served as a Director until May 13, 2020, when he retired at the 2020 Annual Meeting of Shareholders.

As of January 30, 2021, the aggregate number of vested and unvested stock options and unvested shares of restricted stock held by each incumbent non-employee Director were as follows:

	Number of Securities Underlying Unexercised Options		Number of Unvested Shares of Restricted Stock[1]
	Vested	Unvested	
Mr. Bender	—	—	7,655
Mr. Boneparth	—	—	8,267
Mr. Burd	2,843	—	7,655
Mr. Cosset	—	—	12,971
Mr. Floyd	—	—	7,655
Mr. Prising	—	—	8,879
Mr. Schlifske	7,784	—	7,655
Ms. Shapira	—	—	7,655
Mr. Sica	—	—	19,902
Ms. Streeter	6,812	—	9,186
Mr. Watson	—	—	—

(1) Includes accrued but unvested dividend equivalent shares.

ADVISORY VOTE ON THE APPROVAL OF THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS

We are asking shareholders to approve the following nonbinding resolution regarding the compensation of our named executive officers as disclosed in this proxy statement:

> RESOLVED, that the Company's shareholders approve, on an advisory basis, the compensation paid to our named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion & Analysis, compensation tables and narrative discussion.

This is often referred to as a "say-on-pay" vote. We are pleased with our shareholders' strong support for our executive compensation in the annual "say-on-pay" votes. Our shareholders have consistently shown strong support for our NEO compensation, including a vote of nearly 92% of the votes cast by our shareholders in favor of approving this compensation last year. This vote is held annually taking into consideration the view expressed by our shareholders in an advisory vote on the frequency of future advisory votes on the compensation of our named executive officers at the 2011 Annual Meeting of Shareholders and reaffirmed in an advisory vote at the 2017 Annual Meeting of Shareholders.

As an advisory vote, the "say-on-pay" vote is not binding on Kohl's, the Board of Directors or the Board's Compensation Committee. However, the Board of Directors values the opinions expressed by our shareholders, and the Compensation Committee's charter specifically states that the Committee will review all "say-on-pay" voting results and consider whether to make any adjustments to our executive compensation policies and practices in response to these results.

We believe our executive compensation program as a whole is well suited to promote Kohl's objectives in both the short and long term. As described below in the "Compensation Discussion & Analysis" section of this proxy statement, the Compensation Committee has designed our executive compensation program to reflect its philosophy that executive compensation should be directly linked to corporate performance with the ultimate objective of increasing long-term shareholder value. The Compensation Committee's objectives include:

- Provide a competitive total compensation package that enables us to attract, motivate, and retain key personnel. This has become more challenging in a year where essential retailers were able to remain open – allowing them to expand their operating revenue, financial results, and ultimately the compensation levels of executives in these companies, which enhanced their ability to attract talent.
- Support the achievement of our short- and long-term business and strategic objectives by linking the majority of our executives' compensation to rigorous performance targets.
- Ensure that compensation opportunities are internally equitable.
- Promote ownership of Kohl's stock by our senior executives through equity-based pay and share ownership requirements in order to align our executives' economic interests with those of our shareholders.
- Provide a balance of incentive opportunities that do not create risks that are reasonably likely to have a material adverse effect on Kohl's.

Our compensation program is a pay-for-performance model based on the philosophy that we should incentivize our executive officers to improve Kohl's financial performance, profitably grow the business, and increase shareholder value. That philosophy drove several actions in fiscal 2020, including in response to the COVID-19 pandemic and its unprecedented impact on our business. The response includes, in part:

- Salary Waivers: Ms. Gass, our CEO, voluntarily waived her base salary and our entire Board of Directors waived their cash retainers during the peak of the pandemic while the majority of our stores remained closed.
- 2020 Annual Incentive Plan: The annual incentive plan was set in March 2020, at a time when all of our stores were closed. Given the uncertainties at that time, a two-part program was set based on the degree to which Kohl's beat its peers on relative metrics and the Committee's assessment of management's ability to manage the business during the pandemic, with a focus on key financial metrics, as well as a consideration of shareholders.
- Peer Group: We revised our Peer Performance Group to remove "essential" retailers, which were not required to close their stores, to acknowledge the significant difference in our businesses during a pandemic year.
- 2020-2022 Long-Term Incentive Award: Performance goals were established for the 2020-2022 LTIP award in March 2020. After we determined that Kohl's performance was exceeding initial expectations,

in December 2020, the Compensation Committee significantly increased the previous targets for each of the three-year performance goals.

- 2018-2020 Long-Term Incentive Award: The Committee did not change any of the financial targets for the 2018-2020 LTIP award, but did adjust the method for calculating payouts from a three-year cumulative measurement period to a three-year average measurement period, with each year measured against one-third of the cumulative goal. The Committee lowered the maximum payout that could be earned in any one year part of this calculation.

- Pay for Performance: In fiscal 2020, based on fiscal 2019 performance, all of the then-NEOs recommended that the Compensation Committee not award them annual merit increases that would have otherwise been considered in March 2020. The Committee accepted that recommendation.

In 2020, the Committee had the challenge of protecting shareholder long-term value while retaining a management team to deliver company results and protect the future wellbeing of the enterprise. Other retailers did not succeed as well, and a number of them fell into bankruptcy. The Compensation Committee believes all of its actions in 2020 were appropriate given the success of the leadership team protecting the business during the pandemic, as well as their introducing a new strategic framework to drive long-term Company success and shareholder value.

 THE BOARD OF DIRECTORS RECOMMENDS A **VOTE FOR** APPROVAL OF THE COMPENSATION OF THE COMPANY'S NAMED EXECUTIVE OFFICERS AS DESCRIBED IN THIS PROXY STATEMENT.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed with management the Compensation Discussion & Analysis that follows. Based on this review and discussion, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion & Analysis be included in this proxy statement.

Compensation Committee:

    Jonas Prising, Chairman
    Peter Boneparth
    Steven A. Burd
    Frank V. Sica

COMPENSATION DISCUSSION & ANALYSIS

The Compensation Committee (the "Committee") fulfills the Board's responsibilities related to our officer and director compensation programs and practices, and ensures that our executive compensation program aligns with our corporate objectives. This Compensation Discussion & Analysis (or "CD&A") describes Kohl's executive compensation programs, and provides insight into the Committee's process for determining compensation and its philosophy, objectives, and policies.

This CD&A focuses on the compensation of the following five individuals, who are collectively referred to as the Named Executive Officers, or NEOs:

MICHELLE GASS	**JILL TIMM**	**DOUG HOWE**	**GREG REVELLE**	**JASON KELROY**
Chief Executive Officer	Senior Executive Vice President, Chief Financial Officer	Chief Merchandising Officer	Senior Executive Vice President, Chief Marketing Officer	Senior Executive Vice President, General Counsel and Corporate Secretary

Executive Summary

The Committee has designed our compensation program to reflect its philosophy that executive compensation should be directly linked to performance, with the ultimate objective of increasing long-term shareholder value. In fact, each primary element of our executive compensation program is tied to Company performance. In addition, the Committee works closely with its independent compensation consultant to ensure that Kohl's compensation policies and practices, as well as our executive compensation program as a whole, are consistent with market practice.

2020 Highlights & COVID-19 Response

2020 was an unprecedented year, marked by a pandemic that halted business and wreaked havoc on the global economy. When the crisis began, management's first priority was the safety and well-being of Kohl's customers and associates. Management's second priority was preserving financial liquidity and flexibility to ensure the Company's long-term viability and position Kohl's for long-term success.

On March 19, 2020, in an effort to help slow the spread of the virus, Kohl's announced the closure of all stores nationwide. We provided emergency pay to furloughed associates for two weeks, and we continued to provide existing health benefits to all furloughed associates during the entire duration of their furlough.

As the year progressed, and as Kohl's stores began to reopen, management drove significant enhancements to the store environment and operations to prioritize health and safety. We reduced store hours, installed plexiglass shields at checkout counters, widened store aisles, closed fitting rooms, elevated cleaning and sanitization measures, instituted associate wellness and health screening checks, provided safety training, imposed associate and customer mask requirements, and leveraged new associate greeter roles to facilitate customer safety, cleaning, and sanitization measures. These proactive measures were independently recognized as being among the best by all retailers. For example, Kohl's received an "A" grade from ShopSafely, an organization that scores retailers on the safety of their shopping experience during the COVID-19 pandemic. Multiple local health departments, which inspected a number of stores and distribution centers during the pandemic, were also impressed by management's actions to provide a safe environment for associates and customers.

In addition, Kohl's management, led by our NEOs, took numerous actions to preserve our financial liquidity and flexibility during the pandemic. These actions included:

- Managing inventory receipts meaningfully lower and negotiating extended payment terms;
- Significantly reducing expenses across all areas of the business;

- Reducing capital expenditures by 61% in fiscal 2020;
- Temporarily suspending share repurchases – a suspension we plan to lift in 2021;
- Temporarily suspending dividends – a suspension we were pleased to lift in March 2021 with the declaration of a $0.25 per share quarterly dividend;
- Meaningfully increasing our access to credit;
- Issuing $600 million of new unsecured debt due 2025;
- Having engaged in an extensive assessment of ways to maximize the value of our real estate portfolio, completing a sale leaseback for our San Bernardino E-commerce fulfillment and distribution center, which generated net proceeds of $193 million after fees; and
- Reducing corporate positions by more than 15%, which—together with other 2020 restructuring actions—is expected to generate expense savings of more than $100 million on an annualized basis.

Together, these actions enabled the Company to generate more than $1.3 billion in operating cash flow in 2020, strengthening our financial position with approximately $2.3 billion in cash and cash equivalents at the end of 2020, up from approximately $700 million at the end of 2019.

INCREASING OUR DIGITAL BUSINESS

In addition, management took several actions to increase digital sales during the period when stores were closed. We shifted significant resources to the digital business, quickly updating our website content to reflect customer interests and enhancing site functionality, personalization, and shopability. In order to capture sales and maintain business operations, we also launched Store Drive-Up at all locations to provide limited contact curbside pickup, which was quickly adopted by our customers. We also continued to leverage our stores and store inventory for ship-to-home fulfillment. Collectively, these actions allowed Kohl's to continue to operate through the period when stores were closed, with digital sales in the first half of 2020 increasing 41% year-over-year, and accounting for 43% of net sales. In addition, our stores fulfilled nearly 40% of digital sales in the first quarter of 2020, and nearly 50% of digital sales during the second quarter, with strong customer uptake of our new Store Drive-Up capability.

Management also converted all of the Company's credit operations and call centers to work-from-home. This was a critical accomplishment given the revenue and net income that this portion of our business consistently generates.

Compensation Committee and Executive Response to COVID-19

We revised certain elements of our executive compensation program in fiscal 2020 in response to the COVID-19 pandemic and its unprecedented impact on our business. Specifically:

Salary Waivers

Ms. Gass, our CEO, voluntarily waived her base salary and our entire Board of Directors waived their cash retainers during the peak of the pandemic while the majority of our stores remained closed.

In addition, all of the then-NEOs recommended that the Committee not award them annual merit increases that would have otherwise been considered in March 2020. The Committee accepted that recommendation.

Annual Incentive Plan

The Committee designed our annual cash bonus program just as the pandemic hit in March and we had shut down stores. Given the uncertainties at that time, the Committee approved a program that was based in part on the degree to which the Company beat our peers on the relative metrics of net sales and revenue change, but also provided an opportunity for the Committee to use its discretion in determining actual awards at year-end, based on the executives' ability to manage our business during the pandemic, with a focus on key financial metrics and management actions, as well as consideration of shareholders.

Peer Group

We revised our Peer Performance Group to remove historical peers that qualified as essential retailers (which were not required to close their stores), to acknowledge the significant difference in our businesses during a pandemic year.

2020 Long-Term Incentive Award

We established performance goals for our 2020 long-term incentive awards in March 2020. After determining that Kohl's performance was exceeding initial expectations, in December 2020, the Committee significantly increased the previous targets for each of the three-year performance goals. The net sales target was raised by 11%, the operating income target was raised by 161%, and the operating cash flow target was raised by 259%. No adjustments were made to the value of the original awards to management.

2018-2020 Long-Term Incentive Award

The Committee did not change any of the financial targets for the 2018 long-term incentive award to reflect the pandemic, but did adjust the method of calculating payouts. The award was adjusted from a three-year cumulative measurement period to a three-year average measurement period. Each year's achievement was measured against one-third of the original cumulative goal, with each year's achievement equally weighted. Results for 2020 were factored into the three-year average as a zero, which ensured the pandemic year would have a significant negative effect on the ultimate payout. The maximum achievement for each year of the plan was also reduced from 200% to 150%, which effectively lowered the potential payout in the ending calculation. The Committee believes these adjustments balanced our strong performance leading into the pandemic with our results in the 2020 pandemic year, and also took into consideration our shareholders.

We describe all of these decisions and actions in further detail below. In addition, the following sections describe the key principles of our executive compensation program generally, and explain how those principles are intended to align our executive compensation program to shareholder interests.

Retention of talented executives is a key aspect of success in a competitive market. In 2020, when the retail market was divided between the designation of "essential" retailers that remained open and retailers that were forced to close, it was even more critical. Kohl's leadership did an exceptional job of protecting the business and shareholder value during 2020, as evidenced by dramatically improving business results and growth in our stock price (higher than the pre-pandemic levels as of February 2021). The CEO and the Board have a strong interest in working to retain these key executives as Kohl's executes a new strategic plan that has been favorably received by the market.

Pay for Performance

As part of our pay-for-performance philosophy, the goals for incentive compensation performance metrics are intended to be difficult to achieve. Failure to achieve target goals has significant consequences, while success is rewarded. For example, in fiscal 2019, we did not achieve our financial goals and our NEOs did not receive any performance-based annual incentives. In addition, all of the then-NEOs recommended that the Committee not award them annual merit increases that would have otherwise been considered in March 2020. The Committee accepted that recommendation.

Although Kohl's entered fiscal 2020 in a strong financial position, the onset of the COVID-19 pandemic required management to efficiently pivot the entire organization. Associate safety, cash preservation, cost reductions, and business innovations were critical in the early stages of the pandemic. Management quickly took the necessary actions, in many cases outpacing competitors, to ensure business continuity. Kohl's management also introduced a new strategic framework in fiscal 2020 to drive long-term Company success and shareholder value. Because of these efforts, Kohl's significantly surpassed its peers on change in net sales and revenue during this difficult year.

New, Long-Term Business Strategies

As part of our continued efforts to stay ahead in the rapidly changing retail environment, management introduced a new strategic framework in October 2020. The Company's new vision is to be "*the most trusted retailer of choice for the active and casual lifestyle.*" This new strategy is designed to create long-term shareholder value and has four key focus areas: driving top line growth, expanding operating margin, maintaining disciplined capital management, and sustaining an agile, accountable, and inclusive culture.

1. DRIVING TOP LINE GROWTH	2. EXPANDING OPERATING MARGIN	3. MAINTAINING DISCIPLINED CAPITAL MANAGEMENT	4. SUSTAINING AN AGILE, ACCOUNTABLE, AND INCLUSIVE CULTURE

1. Driving top line growth

Management's initiatives include expanding Kohl's active and outdoor business to at least 30% of net sales, reigniting growth in the women's business, building a sizable beauty business, driving category productivity and inventory turn, and capturing market share from the retail industry disruption. We have already taken significant steps in these areas, including forming a new major long-term strategic partnership with Sephora, the largest prestige beauty retailer in the world, where Sephora will become Kohl's exclusive beauty partner. This partnership will bring the "Sephora at Kohl's" experience to our customers at 200 stores and online in Fall 2021, and to at least 850 locations by 2023. We expect this strategic partnership to drive incremental customer traffic, significantly grow the Company's beauty business, and positively impact sales across other categories.

200stores

WE WILL BRING THE "SEPHORA AT KOHL'S" EXPERIENCE TO 200 STORES AND ONLINE BEGINNING IN FALL 2021, AND TO AT LEAST 850 LOCATIONS BY 2023.

Management's loyalty and value efforts include simplifying the value delivered to our customers and maintaining our industry-leading loyalty program, which includes Kohl's Rewards and the Kohl's Card. We will also continue to offer a compelling and differentiated omnichannel experience through modernized stores and an enhanced digital platform.

2. Expanding operating margin

Management has established a goal of expanding the Company's operating margin with a multi-year plan of achieving 7% to 8% (up from an adjusted operating margin of 6.1% in 2019). To achieve that goal, management is focused on driving both gross margin improvement and selling, general, and administrative expense leverage. Management's gross margin initiatives include disciplined inventory management and increased inventory turn, optimized promotional strategies, efficient sourcing, and a transformed end-to-end supply chain. Management's initiatives to drive selling, general, and administrative expense efficiency leverage the Company's operational excellence and are focused on store expenses, marketing, technology, and corporate expenses.

3. Maintaining disciplined capital management

Management is committed to prudent balance sheet management with the long-term objective of sustaining Kohl's Investment Grade credit rating. The Company has a long history of strong cash flow generation, investing in the business, and returning significant capital to shareholders—all of which will remain important in the future.

4. Sustaining an agile, accountable, and inclusive culture

Fostering a diverse, equitable, and inclusive environment for Kohl's associates, customers, and suppliers is an important focus of ours. We established a diversity and inclusion framework in 2020 that includes a number of key initiatives across three pillars: Our People, Our Customers, and Our Communities. In addition, management continues to build on the Company's commitment to Environmental, Social, and Corporate Governance ("ESG"). We have established 2025 goals related to climate change, waste and recycling, and sustainable sourcing, and Kohl's has earned many ESG-related awards.

Member of **Dow Jones** **Sustainability Indices** Powered by the S&P Global CSA			
Named to the Dow Jones Sustainability Index North America for the third consecutive year (2018, 2019, 2020)	Twice named to Barron's list of the Top 100 Sustainable Companies (2019 and 2020)	Received the U.S. Environmental Protection Agency ("EPA") 2020 Smartway Excellence Award	Selected by the EPA as the 2020 ENERGY STAR Partner of the Year winner for Sustained Excellence
			
Named on the EPA's Green Power Top 30 Retail list since 2014	Recognized as a Top 25 corporate solar energy user by the Solar Energy Industries Association	Recognized as one of the World's Most Ethical Companies (2019, 2020 and 2021) by Ethisphere, a global leader in defining and advancing the standards of ethical business practices	

Elements of our Compensation Program and Summary of Compensation Paid

The primary elements of direct compensation for the NEOs are shown below. As discussed under "Fiscal 2020 Compensation Decisions," the Committee diverged from some of its typical annual incentive performance metrics and analysis when considering compensation for fiscal 2020 because of the severe disruption our industry experienced.

Pay element	Purpose	Historical basis for setting amount	Fiscal 2020 basis for setting amount
Base salary	Regular source of income to compensate executives for their day-to-day efforts	Initial salary based on experience, responsibilities, and the importance of the position to Kohl's Annual adjustments, if any, based on individual and Company performance and competitive marketplace data	Annual adjustments based on overall individual and Company performance and competitive marketplace data The then-NEOs recommended against any earned merit pay actions that were to take place in April 2020 and the Committee accepted that recommendation
Annual incentive	Provide eligible executives with a financial incentive that encourages them to perform in a manner that will enable Kohl's to meet or exceed its short-term financial plans	A mix of absolute objective performance measures and relative performance measures	Comparable sales vs. peer group (50%) Board discretion based on, among other things, management's ability to lead through the crisis and manage financial liquidity and profitability, while also taking into consideration our shareholders (50%)
Long-term equity incentive Combination of performance share units and time-based restricted stock units	Reward sustained performance, create an incentive for future performance, and create a retention incentive	Three-year targets for cumulative net income and cumulative sales, equally weighted. A threshold payment can be earned for either metric if the Company outperforms the core peer group. The final payout will be modified +/- 25% if the Company's TSR is above the 75th percentile or below the 25th percentile of a group of retail peers	Three-year targets for cumulative net sales (40%), operating income (30%), and operating cash flow (30%). A threshold payment can be earned if the Company outperforms the core peer group in either sales or net income. The final payout will be modified +/- 25% if the Company's TSR is above the 75th percentile or below the 25th percentile of a group of retail peers

The Committee has the flexibility to use these elements, along with certain benefits and perquisites, in proportions that will most effectively accomplish our business and strategic objectives.

Based on Kohl's 2020 results, management's success in leading through the COVID-19 pandemic as many of our competitors struggled (and in some cases failed), and the early results of our new strategic framework, the Compensation Committee took the following actions in early 2021:

- awarded annual incentives at target value to the NEOs pursuant to our Annual Incentive Plan for 2020; and

- determined that PSUs previously granted in 2018 in relation to the 2018-2020 Long Term Incentive Plan (LTIP), the value of which was dependent upon Kohl's three-year sales and earnings performance, would vest at 83.5% of the targeted shares compared to the original maximum possible payout of 200%. The actual value of the payout in comparison to the original targeted grant date value ranged between 55.9% and 68.7%.

The plan metrics put in place for the PSUs associated with the 2018-2020 LTIP, involved the following adjustments:

- The cap for each year under the plan was reduced from 200% to 150% to lower any possible payout.

- A result would be calculated for each year of the three years in the plan, and then an average would be taken of these results, rather than using a three-year total to calculate results. This approach was taken to avoid the pandemic cancelling any potential payout when management was performing well leading into the pandemic with a payout trend at the end of 2019 of 138%.
- In the three-year average calculation, a "0" was used for fiscal 2020, which ensured the negative impact of the pandemic would reduce any payout results.

The Committee believes all of these actions were appropriate and in line with its philosophy.

Say on Pay and Shareholder Outreach

Kohl's executive compensation programs are directly linked to corporate performance, with the objective of increasing long-term shareholder value. Since 2011, we have held an advisory shareholder vote on the compensation of our NEOs at every annual meeting of shareholders. The Committee is pleased that our shareholders have consistently shown strong support for our NEO compensation, including support from nearly 92% of the votes cast in favor of approving our executive compensation last year. The Committee reviews the shareholder voting results every year and considers whether our compensation program should be adjusted based on these results. As evidenced by the strong support last year, the Committee believes that our policies, practices, and programs are in line with our shareholders' expectations.

We value our shareholders' input and will continue to look for ways to further improve the alignment between executive compensation and our overall objective of increasing long-term shareholder value. In fiscal 2020, we proactively reached out to shareholders representing over 50% of our total outstanding shares to discuss several governance-related matters, including executive compensation.

Philosophy and Objectives

We believe executive compensation should be directly linked to corporate performance and progress on our strategic plan, with the ultimate objective of increasing long-term shareholder value. To that end, our executive compensation program is designed to achieve the following objectives:

- Provide a competitive total compensation package that enables us to attract, motivate, and retain key personnel. This has become more challenging in a year where essential retailers were able to remain open – allowing them to expand their operating revenue, financial results, and ultimately the compensation levels of executives in these companies, which enhanced their ability to attract talent.
- Support the achievement of our short- and long-term business and strategic objectives by linking the majority of our executives' compensation to rigorous performance targets. Prior to this pandemic, Kohl's had a long history of setting executive compensation plans and not making in-plan period changes. The changes implemented in 2020 were not the result of a management or industry issue, but rather were necessitated by an unforeseen, global pandemic.
- Ensure that compensation opportunities are internally equitable.
- Promote ownership of Kohl's stock by our senior executives through equity-based pay and share ownership requirements in order to align our executive's economic interests with those of our shareholders.
- Provide a balance of incentive opportunities that do not create risks that are reasonably likely to have a material adverse effect on Kohl's.

In 2020, the Committee had the challenge of protecting shareholder long-term value while retaining a management team to deliver company results and protect the future wellbeing of the enterprise. Other retailers did not succeed as well, and a number of them fell into bankruptcy. Given the success of the leadership team, the Committee made the decision to adjust calculation metrics on the long term incentive plan and used the discretionary elements in the annual incentive plan to reward executives for their extraordinary efforts. The Committee believes its actions were appropriate given the incredibly unusual events of the pandemic, which were outside management's control. As noted above, the executive team has historically accepted the incentive payouts that related directly to the very challenging goals established, whether they were the result of industry dynamics or as a result of our own decisions. In fact, reflective of the challenging nature of these goals, for at least the past 15 years, the Company's annual incentive plans have paid out at our below target a majority of time, including a "0" payout in 2019. In 2020, factors outside of management control, and the efforts by management to navigate the financial perils facing the retail industry, led to the more flexible approach to making the incentive payout decisions for the plan year.

For 2021, the Company is moving back to basing payouts under both the annual and long-term incentive programs on achievement of objective financial goals based on the annual operating plan established for the business.

Structure for Determining Executive Compensation

Compensation Committee Meetings & Advisors

The Committee meets regularly to review executive compensation matters. Prior to each meeting, the Chairman of the Committee approves the meeting agenda created with the assistance of our Chief People Officer and our General Counsel and Corporate Secretary. The Chairman may invite members of management or other directors to attend portions of meetings as appropriate. The Chief Executive Officer, Chief People Officer, and General Counsel and Corporate Secretary typically attend Committee meetings, but do not attend executive sessions unless invited by the Committee for a specific purpose. During the course of all but one of its meetings in fiscal 2020, the Committee held executive sessions without management present to discuss executive development and succession plans and to make compensation-related decisions.

The Committee has the authority to retain and terminate any compensation consultant or independent legal, accounting, or other advisors in the Committee's sole discretion. Before retaining any such advisor, the Committee reviews the proposed advisor's independence, taking into account all relevant factors, including those specified in SEC rules and the New York Stock Exchange listing standards. The Committee is solely responsible for the appointment, compensation, and oversight of the work performed by any such consultant or advisor.

For fiscal 2020, the Committee again retained Steven Hall of Steven Hall & Partners ("SH&P") as its independent outside compensation advisor. Mr. Hall participates in Committee meetings as invited by the Committee Chairman. He participated in all Committee meetings related to both establishing the incentive plans and determining the payout of the plans, and considered the actions taken in 2020 and the corresponding payouts fair to both management and shareholders. SH&P does not provide any other services to Kohl's and Mr. Hall does not have any business or professional relationships with any member of Kohl's management or the Committee. The Committee annually reconsiders SH&P's independence, proposed fees, and overall engagement.

Key Compensation Reports

While the Committee reviews and considers a wide variety of information, there are two principal data sources that influence compensation levels for our NEOs: executive compensation summaries and a benchmarking analysis.

Executive Compensation Summaries

At least annually, the Committee reviews an executive compensation summary for each executive officer. These are comprehensive summaries of each executive's compensation, including:

- The total compensation paid, including base salary, annual cash incentives, long-term incentive awards, health and welfare benefits, and perquisites;
- The fair market value of the executive's equity holdings and the vesting schedules for unvested equity compensation awards; and
- A summary of the potential severance benefits payable to the executive upon certain employment termination events.

The executive compensation summaries help the Committee understand the overall impact of our compensation programs, and they are useful for demonstrating the relationship between different components of pay. Together with additional equity holding power reports the Committee receives, the executive compensation summaries show the level of wealth creation available and the retention value generated by unvested equity awards. Finally, these executive compensation summaries provide competitive context for decisions about compensation arrangements and the level of benefits they provide (e.g., severance benefits).

Benchmarking analysis

Each year, SH&P presents a comprehensive benchmarking analysis comparing compensation paid to our executives with the compensation packages of executives employed by retailers with which we compete for talent. The Committee reviews each component of executive compensation independently and also reviews aggregate compensation levels paid to Kohl's senior officers against that paid by our retail competitors. The Committee considers whether each executive is competitively positioned relative to that market data on a case-by-case basis rather than targeting any particular percentile across all positions.

At a meeting in November 2020, the Committee reviewed a detailed benchmarking report prepared by SH&P that included information on the following components of compensation for the executive officers:

- base salaries;
- target annual incentives (although no annual incentives were paid to our executive officers last year);
- long-term incentives outstanding; and
- target annual and total compensation.

The Committee took all of this data into consideration in evaluating each executive officer's compensation for 2020. The benchmarking data indicated that all of the executive officers' compensation levels, including the amortized value of all outstanding equity compensation awards, were consistent with the Committee's philosophies and objectives.

Other references

With the help of SH&P, the Committee reviews numerous data sources to ensure we use the most relevant compensation information available in developing and administering our compensation programs. Our primary sources of industry compensation information are our peers' public filings with the SEC and the Korn Ferry Retail Industry Survey. Additional survey data sources, including the Willis Towers Watson Retail & Wholesale Survey and sources from SH&P's survey library, were also reviewed.

Peer Groups

The Compensation Committee has three different (occasionally overlapping) peer groups that it looks to for distinct reasons:

- We compare our compensation practices to the Compensation Peer Group;
- We compare our performance for certain purposes under the Annual Incentive Plan and the LTIP to the Performance Peer Group; and
- We compare our TSR for purposes of long-term equity awards to the TSR Peer Group.

At least annually, typically at the end of the second quarter, the Committee works with SH&P to determine whether the various peer groups continue to comprise the most appropriate comparative companies. The Committee monitors the peer groups regularly in light of the dynamic retail environment, and makes adjustments as necessary.

Each peer group is described below.

Compensation Peer Group

To establish the Compensation Peer Group, the Committee considers many criteria, including:

- Whether each comparator company is in the same or a similar segment of the retail industry as Kohl's;
- Whether each comparator company is similar to Kohl's in terms of size—including revenues, total assets, and market capitalization;
- The complexity and scope of each comparator company's business;
- The similarity of each comparator company's business model to Kohl's business model;
- Whether each comparator company competes with Kohl's for profits and talent; and
- Other characteristics unique to Kohl's or the retail industry, which could include things like growth trajectory and business strategies.

For 2020, the Committee determined that this year's compensation analysis would be based upon the same Compensation Peer Group used last year:

	Market Capitalization ($ Billions)*	Revenue ($ Billions)*
Bed, Bath & Beyond Inc.	1.0	11.2
Gap, Inc.	4.1	16.4
J.C Penney Company, Inc.	0.1	11.2
L Brands, Inc.	4.9	12.9
Macy's, Inc.	2.5	25.3
Nordstrom, Inc.	3.1	15.5
Ross Stores, Inc.	35.6	16.0
TJX Companies, Inc.	65.7	41.7

MARKET CAPITALIZATION
($ Billions)*



REVENUE
($ Billions)*



All market capitalization and revenue data is rounded. Revenues are fiscal 2019 revenues and market capitalization data was as of June 11, 2020.

The Committee believes the Compensation Peer Group includes retail companies with similar business concepts to ours and that the included companies represent an appropriate range of revenue and market capitalization against which to compare our pay practices in the near term.

Performance Peer Group

We measure our performance against a more targeted set of peers for purposes of Annual Incentive Plan awards, as well as the threshold vesting of certain performance-based equity awards. The Performance Peer Group consists of our closest competitors—the retailers with which we compete for market share in various categories of business. In March 2020, the Committee determined that the Performance Peer Group should remain unchanged from fiscal 2019, with one notable exception. Target Corporation, formerly part of the Performance Peer Group, was deemed an "essential" retailer during the COVID-19 pandemic and was not forced to close its stores for any period of time. The Committee determined it would not be appropriate to retain Target Corporation in the peer group this year because of the disparate impact of the pandemic on "non-essential" and "essential" retailers.

For fiscal 2020, the Performance Peer Group consisted of:

- Gap, Inc.;
- J.C Penney Company, Inc.;
- Macy's, Inc.;
- Nordstrom, Inc.;
- TJX Companies, Inc.; and
- Ross Stores, Inc.

TSR Peer Group

The PSU awards granted under our LTIP include a modifier that can adjust the number of PSUs that pay out based on Kohl's total shareholder return relative to the following companies, which represent a wide cross-section of retailers. The TSR Peer Group, as of early 2020, consisted of:

Abercrombie & Fitch Co.	The Home Depot, Inc.
American Eagle Outfitters, Inc.	J.C. Penney Company, Inc.
Ascena Retail Group, Inc.	L Brands, Inc.
Best Buy Co., Inc.	Macy's Inc.
Carter's, Inc.	Nordstrom, Inc.
Chico's FAS, Inc.	PVH Corp.
The Children's Place, Inc.	Ross Stores, Inc.
Dick's Sporting Goods, Inc.	RTW Retailwinds
Designer Brands, Inc.	Stage Stores, Inc.
Express, Inc.	Target Corporation
Gap, Inc.	TJX Companies, Inc.

While the TSR Peer Group has generally been consistent year-to-year, we remove companies if they go out of business, as was previously done for The Bon-Ton Stores, Inc. and Sears Holding Corporation. Given the significant industry disruption caused by other retailers' inability to survive the COVID-19 pandemic, we expect that next year's TSR Peer Group will omit Ascena Retail Group, Inc., J.C. Penney Company, Inc., RTW Retailwinds and Stage Stores, Inc.

Performance Evaluation Process

The Committee uses a disciplined process to assess performance and to ensure that we reward and retain top talent. The primary consideration when setting our executive officers' compensation is each individual's performance against pre-established business-specific performance objectives that are intended to increase long-term shareholder value. The CEO assesses the performance of the other executive officers and recommends performance ratings to the Committee each year.

Performance Evaluation Criteria

In March 2020, after the COVID pandemic hit, the Committee determined that Ms. Gass' fiscal 2020 performance considerations would include:

Navigate COVID-19 Crisis

- Ensure Kohl's takes necessary steps to protect the health and safety of associates and customers.
- Make appropriate financial decisions to ensure the Company has adequate liquidity to get through the crisis.

- Lead the organization through this period through effective communications and responsive operating principals.
- Keep the Board informed on a timely basis.

Position the Company for the "new normal"

- Re-set strategy based on new realities of customer marketplace landscape, as well as Kohl's evolved capital structure.
- Identify and prioritize new opportunities resulting from the reset.
- Drive the next phase of Operational Excellence.

Overall Leadership

- Develop leadership team and drive succession planning.
- Support Diversity & Inclusion.
- Promote an effective social responsibility and sustainability agenda.
- Lead effective Board engagement and communication.

Similar criteria focused on navigating the COVID-19 pandemic, positioning the Company for the "new normal," and overall leadership were also set for the other executive officers by Ms. Gass and reviewed with the Committee.

Fiscal 2020 Compensation Decisions

Salary

Salaries provide our NEOs with a regular source of income to compensate them for their day-to-day efforts in managing our Company. The Committee reviews salaries at least annually at the beginning of the fiscal year.

Historically, the Committee set individual performance criteria for each NEO, and then considered whether those criteria were achieved, as well as overall market positioning, when considering base salary increases. For example, in 2019, performance metrics included corporate net income, total sales growth, business-specific objectives, and managerial abilities, such as leadership, vision, and strategic planning. Given the COVID-19 pandemic and the closure of the Company's stores, the Committee decided in March 2020 to focus less on specific metrics and more on overall Company performance and marketplace compensation data. Annual salary increases also may be based upon factors like promotions, new roles and responsibilities, and previous compensation increases.

To foster internal equity, base salary adjustments for the NEOs each year are generally closely aligned with adjustments given to everyone on our management team. However, the Committee may deviate from that practice to address other factors, including an executive officer's responsibilities and experience, competitive market data, and retention concerns.

In fiscal 2020, based on fiscal 2019 performance, all of the then-NEOs recommended that the Committee not award them annual merit increases that would have otherwise been considered in March 2020. The Committee accepted that recommendation. In addition, Ms. Gass waived the portion of her fiscal 2020 base salary that would have been paid during the peak of the pandemic while the majority of our stores remained closed.

Annual Incentive Compensation

The purpose of our Annual Incentive Plan is to offer eligible executives, including the NEOs, a financial incentive that encourages them to perform in a manner that will enable Kohl's to meet or exceed our short-term financial plans. In establishing various levels of annual incentive payout opportunities, the Committee has historically set goals based on the Company's absolute performance as well as our performance relative to the performance of the Performance Peer Group. However, when the Committee met to set the fiscal 2020 annual incentive payout opportunities in March 2020, with our entire fleet of stores closed and no predictable reopening date, it was unrealistic to establish absolute performance metrics.

The Committee determined that the most appropriate action would be to set an annual incentive plan for 2020 that objectively compared Kohl's performance against its peers' performance. Specifically, the Committee established a plan that:

- Based 50% of the payout on the degree to which the Company beat the Performance Peer Group on net sales and revenue change;
- Based 50% of the payout on a discretionary element focused on leadership's ability to manage through the crisis and restore profitability, with a focus on key financial metrics and management actions, as well as consideration of shareholders; and
- Reduced each NEO's maximum bonus opportunity from 150% of target bonus to 125% of target bonus.

The objective goals set for fiscal 2020 were very challenging when compared to our prior multi-year history against substantially the same peers. The 2020 annual incentive plan adopted by the Committee is shown below.

Performance measure	Weight	Possible Payouts
The degree to which Kohl's beats the Performance Peer Group on net sales / revenue change	50%	■ 12.5% if Kohl's matches the Performance Peer Group weighted average ■ 31.25% if Kohl's exceeds the Performance Peer Group weighted average by 2.5% ■ 62.5% if Kohl's exceeds the Performance Peer Group weighted average by more than 5%
Committee discretion based on the Board's view of management's ability to lead through the crisis and manage financial liquidity and profitability, as well as shareholder considerations	50%	■ 0% to 62.5%

The Committee determined that, when exercising its discretion, it would focus on key performance factors and metrics, such as reducing SG&A expense, driving positive operating cash flow, effectively managing inventory, and delivering a positive EBITDA. We would also take into consideration the shareholders in our final evaluation. This structure gave the Committee a means to balance any payout to ensure fairness to both management and shareholders. The decision to include a discretionary element in the annual incentive plan design ultimately resulted in the management payout being 25% lower than the payout would have been for a plan based solely on a peer comparison.

For 2021, the Company is moving back to basing payouts under both the annual and long-term incentive programs on achievement of goals for objective financial metrics based on the annual operating plan established for the business.

Committee Decisions and Analysis

In early 2021, the Committee reviewed the Company's fiscal 2020 performance and approved an overall annual incentive payout of 100% of target based on the Committee's determinations related to each component:

- Kohl's 2020 sales were forecasted to beat the weighted Performance Peer Group by significantly more than the 5% goal set in March 2020, to achieve a maximum payout of 62.5% of target for this component; and

- The Committee set the discretion component at a payout of 37.5% of target (compared to a possible maximum payment of 62.5%). Given management's strong performance, the Committee believed a higher award could have been supported, but the Committee was also taking shareholders into consideration.

Final payouts for the NEOs based on a combined annual incentive plan payout of 100% are shown below.

NEO	Fiscal 2020 Base Salary ($)	Fiscal 2020 Target Bonus (%)	Actual Fiscal 2020 Bonus ($)
Michelle Gass	$ 1,431,500	175%	$ 2,505,125
Jill Timm	$ 800,000	110%	$ 880,000
Doug Howe	$ 1,000,000	150%	$ 1,500,000
Greg Revelle	$ 875,000	110%	$ 962,500
Jason Kelroy[1]	$ 625,000	110%	$ 552,885

(1) Mr. Kelroy's fiscal 2020 bonus was pro-rated due to his promotion in August 2020.

KEY FACTS ABOUT THE 2020 ANNUAL INCENTIVE PLAN

The following are key points related to the 2020 annual incentive plan payout:

- The pandemic and store closures were in effect before an annual incentive plan was defined for Kohl's management.

- Given the closing of nonessential retail stores during the pandemic and no clarity on how long these closures would last and what the effect of these closures would be, an annual incentive plan payout based on traditional growth metrics would be ineffective.

- Metrics that would compare Kohl's against our "nonessential" retail peers was deemed most appropriate after reviewing multiple options. This approach has been widely accepted in times where setting realistic business metrics is difficult.

- Goals established for the plan were very challenging based on prior years' comparative performance.

- Given the need to take both financial results and shareholders into consideration when determining a payout, the plan was split 50/50 between objective metrics and a discretionary element controlled by the Committee. The discretionary portion was specifically set in place to enable the Committee to bring balance to the plan for shareholder and management considerations.

- The annual incentive plan payout cap was lowered to further reduce possible payouts given the ongoing pandemic.

- For 2021, the Company is moving back to basing payouts under both the annual and long-term incentive programs on achievement of goals for objective financial metrics based on the annual operating plan established for the business.

Long-Term Incentive Compensation

Long-term equity incentive awards to our executive officers are typically set and considered on an annual basis. The Committee grants long-term compensation awards to the executive officers under our 2017 Long-Term Compensation Plan ("LTIP") to reward sustained performance, create an incentive for future performance, and create a retention incentive. The Committee has the flexibility to choose among a number of forms of long-term equity under the LTIP, but generally has favored granting a blend of performance share units ("PSUs") that vest based on the achievement of multi-year financial performance goals, and restricted stock or stock units that will vest over a period of years. As described below, PSU awards are also subject to a modifier that can increase or decrease the number of shares that vest based on Kohl's total shareholder return relative to the TSR Peer Group over the performance period. In accordance with our "pay for performance" philosophy, awards under the LTIP typically are weighted more heavily to PSUs.

Awards Granted Based on 2020-2022 Performance

In the first quarter of fiscal 2020, the Committee granted long-term equity incentive awards to the NEOs, as follows:

2020-2022 LTIP



60% PSUs
metrics
40% Net Sales
30% Operating Income
30% Operating Cash Flow
+/- 25% TSR modifer possible

40% time-vested restricted stock

For the 2020-2022 LTIP grant, the Committee approved awards with the following dollar-denominated value, assuming achievement of "target" performance for the 60% represented by PSUs:

Grant Date Target Dollar Value of LTIP Awards[1]

Ms. Gass	$ 7,250,000
Mr. Howe	$ 1,750,000
Ms. Timm	$ 1,250,000
Mr. Revelle	$ 1,250,000
Mr. Kelroy[2]	$ 696,000

(1) The ultimate value of these awards is dependent upon Kohl's actual performance for the 2020-2022 performance period and the market value of Kohl's stock at the time of vesting.

(2)   This award was granted to Mr. Kelroy before he became a NEO, but is subject to the same terms as applicable to the other NEOs.

In addition to specific sales, operating income and operating cash flow targets, as in prior years, the 2020-2022 PSU awards are subject to two possible modifiers. First, the Committee included a "Peer Performance Index" feature, which will provide a threshold payout if threshold net sales, operating income and operating cash flow are not achieved but Kohl's sales or net income growth over the three-year performance period exceeds that of the weighted average results of the Performance Peer Group over this same period. Second, as it did for previous LTIP grants, the Committee included a modifier that could adjust the number of PSUs that would pay out based on Kohl's total shareholder return relative to the TSR Peer Group. Specifically, if Kohl's relative total shareholder return ends up in the top quartile of the TSR Peer Group, then the number of PSUs otherwise earned will be increased by 25%. Conversely, if Kohl's relative total shareholder return falls in the bottom quartile, then

the number of PSUs otherwise earned will be reduced by 25%. There will be no adjustment for total shareholder return in the second or third quartile.

When the Committee met in March 2020 to set the specific three-year goals for the performance criteria, the duration and consequences of the pandemic were uncertain. Accordingly, the Committee set targets based on the best available information at the time, with the understanding that the three-year targets would be re-evaluated before the end of fiscal 2020. In December 2020, after determining that Kohl's performance to date was exceeding initial expectations, the Committee significantly increased the previous targets for each of the three-year performance goals. The net sales target was raised by 11%, the operating income target was raised by 161%, and the operating cash flow target was raised by 259%. No adjustments were made to the size of the original awards to management.

Awards Vesting Based on 2018-2020 Performance

In March 2018, the Committee granted long-term performance-based equity incentive awards to the NEOs based on the Company's cumulative net income and cumulative sales, equally weighted, over a three-year performance period. The specific performance objectives for the PSU portion of the 2018-2020 awards were originally established in March 2018, with target-level payouts only occurring if Kohl's achieved the sales and net income levels set forth in our three-year financial plan for 2018-2020, as adjusted to reflect revenue recognition accounting changes implemented in fiscal 2018. In addition to specific sales and earnings targets, final 2018-2020 PSU awards were subject to the same two possible modifiers addressed above for the 2020-2022 LTIP.

When the Committee met in February 2020 (after two years of performance for the 2018-2020 PSUs), Kohl's was tracking ahead of both target cumulative performance hurdles set in 2018, and the 2018-2020 LTIP was forecasted to pay out at approximately 138% of target. Then, the COVID-19 pandemic hit.

In August 2020, the Committee began discussing and evaluating potential changes to the 2018-2020 LTIP that would be both fair to the management team and remain aligned with our shareholders' interests. At that point, due to the prolonged closure of our entire store fleet, the Company was tracking below threshold for both financial metrics. Marketplace compensation reviews were conducted to gather information and determine the types of plan adjustment actions other companies were utilizing in light of the COVID-19 pandemic. The Committee again reviewed a variety of options in both November and December 2020.

In a follow-up meeting in January 2021, after analyzing multiple options and discussions with SH&P, the Committee elected to modify the performance calculations for the 2018-2020 LTIP by breaking the three-year plan into three separate annual goals. Each year could then be measured against one third of the existing 2018-2020 target, with the average payout of all three years to be used as the final payout calculation. With that modification, 2020 counts as a 0% payout in the three-year average. The Committee also instituted a 150% achievement cap (rather than the intended 200% cap) for each of the three years in the performance period, which further reduced the total performance calculations.

By reducing the payout cap and keeping a zero result for 2020 when calculating the average for the three performance years, the Committee believes it made a decision that is fair to both the management team and Kohl's shareholders. This solution was also one of the best practice approaches discovered in the Committee's marketplace compensation review that received positive shareholder feedback and approval.

In February 2021, the Committee determined and certified the following financial results:

Metric	Weighting	2018-20 Goal	Annual Goal	2018 Actual	2018 Payout	2019 Actual	2019 Payout	2020 Actual	2020 Payout	3 Year Average Payout	Total Payout
Net Sales		56,590	$18,863	$19,167	150%*	$18,885	103.3%	$15,031	0%	84.4% x50%	
											83.5%
Adjusted Net Income		2,330	$777	$927	150%*	$769	97.5%	$(186)	0%	82.5% x50%	

* Payout would have been 153% for Net Sales and 200% for Adjusted Net income but the cap was lowered from 200% to 150% to balance shareholder considerations.

Had the above-referenced modifications to the performance calculations for the 2018-2020 LTIP not been made, the NEOs would have earned a threshold payout of 50% based on the Peer Performance Index for Net Income. Because this metric was weighted at 50%, the final PSU overall payouts to the NEOs would have been 25%.

Final PSU payouts for the NEOs based on a 2018-2020 LTIP payout of 83.5% are shown below.

	Number of PSUs Earned for 2018-2020 Performance Period[1]
Ms. Gass	57,646
Mr. Howe	11,733
Mr. Revelle	9,939
Ms. Timm	5,444
Mr. Kelroy	5,212

(1) The number of PSUs earned includes shares credited as dividend equivalents on the final award.

Other Long-Term Equity Awards

Other long-term equity incentive awards are granted to our NEOs from time to time, such as when they are initially hired, when they are promoted or assume additional responsibilities, to recognize exemplary performance, or to encourage retention. In connection with his promotion to Senior Executive Vice President, Mr. Kelroy received an award of restricted shares on September 15, 2020 with a grant date value of $2 million. These shares will vest in five equal annual installments on the first through fifth anniversaries of the grant date, all contingent on his continued employment by Kohl's on the vesting dates.

On a quarterly basis, the Committee reviews our share overhang (the grants outstanding, plus remaining equity that may be granted, as a percentage of our total outstanding shares) and our run rate (the number of award shares granted each year as a percentage of our total outstanding shares) to monitor how our pool of shareholder-approved equity award shares is being utilized.

Perquisites

We provide our NEOs with certain perquisites in order to create a competitive total rewards package that supports recruitment and retention of key talent. These perquisites are shown below.

Perquisite	Amount for Ms. Gass and Mr. Howe	Amount for other NEOs
Automobile expense reimbursement	no fixed limit	$18,000 per year
Personal financial advisory services	up to $3,500	n/a
Tax-related advisory services	no fixed limit	up to $1,000 per year
Supplemental health care plan	up to $50,000 for medical expenses not covered by insurance	up to $25,000 for medical expenses not covered by insurance

We also provide our NEOs with supplemental life and disability insurance coverage. In addition, for increased safety and efficiency, Ms. Gass is permitted to use the Company's aircraft for personal flights as well as business travel. We believe these perquisites are reasonable based upon the relatively small expense in relation to both executive pay and our total benefit expenditures. Details regarding these benefits are disclosed in the Summary Compensation Table and the accompanying notes that follow this Compensation Discussion & Analysis.

Deferred Compensation

We maintain non-qualified deferred compensation plans for approximately 300 eligible executives, including our NEOs. Details regarding the contributions and benefits of these non-qualified plans are disclosed in the Non-Qualified Deferred Compensation table and the accompanying notes that follow this Compensation Discussion & Analysis.

Stock Ownership Guidelines

The Committee believes that executive stock ownership is important to align the interests of our executives with those of our shareholders. Our executive stock ownership guidelines are as follows:

CEO	five times base salary
Other NEOs and all Senior Executive Vice Presidents	three times base salary
Executive Vice Presidents	equal to their base salary

Executives have five years from the time they become subject to an ownership requirement to comply. Compliance is monitored by our General Counsel and the Committee, and the Committee would grant exceptions to these requirements only in extraordinary circumstances. For purposes of calculating stock ownership, the Committee will consider shares of Kohl's common stock owned outright, unvested time-based restricted stock and PSUs at target, but does not count stock options. All of the executive officers, as well as each of our Executive Vice Presidents, were in compliance with these guidelines as of the end of fiscal 2020.

Restriction on Hedging and Pledging

Kohl's associates, executives, and Directors are prohibited from entering into transactions designed to result in a financial benefit if our stock price declines, or any hedging transaction involving our securities, including the use of financial derivatives such as puts and calls, short sales, and similar transactions.

Compensation Risk Assessment

Each year, we review and analyze whether our compensation plans, policies, and practices create material risks to Kohl's. As part of this annual analysis, we consider the potential impact of each of our compensation plans, policies, and practices on all of the risk factors we have identified in our public filings. Management engages a third party compensation consultant (who is separate and independent from the Committee's compensation consultant) to assist in this process and to give a separate risk assessment. Following these analyses in fiscal 2020, the Committee and the consultant agreed with management's conclusion that the Company's compensation programs do not create any risks that are reasonably likely to have a material adverse effect on Kohl's.

The Committee believes our compensation plans, policies, and practices are designed to reward performance that contributes to overall Company performance and the achievement of long- and short-term Company goals. The amount of each type of compensation awarded to or earned by our management team is determined either by reference to Company-wide performance or a combination of Company-wide performance and individual performance. We do not encourage or incentivize our executives to take actions that expose Kohl's to risks that are inconsistent with our strategic plan.

Our long-term compensation is in the form of equity, and the NEOs are subject to share ownership guidelines that require them to continuously own a substantial amount of equity during their employment. These two features of our compensation program align our executives' long-term interests with those of our shareholders and discourage excessive risk taking intended to drive short-term results at the expense of long-term shareholder value enhancement. We also maintain a clawback policy, as disclosed in our Corporate Governance Guidelines, which enables the recapture of previously paid incentive compensation in certain circumstances involving a financial restatement. The Committee believes our long-term incentive program motivates and rewards our executives for decisions that may not produce short-term results but will likely have a positive long-term effect, such as those related to investments in our infrastructure, operational excellence actions, driving traffic, and increasing our market share. Importantly, our executives are not compensated for discrete transactions, decisions, or other actions.

Other Material Tax and Accounting Implications of the Executive Compensation Program

Section 162(m) of the Internal Revenue Code disallows a tax deduction to public corporations for compensation over $1 million paid to "covered employees" in any fiscal year. In the past, there was an exemption to this limit for "performance-based compensation," but that was repealed by the Tax Cuts and Jobs Act of 2017. We expect that compensation to our NEOs in excess of $1 million will not be deductible by Kohl's unless it qualifies for limited transition relief.

Summary Compensation Table

The table below summarizes information concerning compensation for fiscal 2020 of those individuals who were at January 30, 2021: (i) our Chief Executive Officer, (ii) our Chief Financial Officer, and (iii) our three other most highly compensated executive officers.

Name and Principal Position	Year	Salary	Bonus[1]	Stock Awards[2][3][4]	Option Awards	Non-Equity Incentive Plan Compensation[1]	Change in Pension Value and Non-qualified Deferred Compensation Earnings[5]	All Other Compensation[6]	Total
Michelle Gass Chief Executive Officer	2020	$ 1,253,882	$ 939,422	$ 8,853,685	—	$ 1,565,703	—	$ 242,683	$ 12,855,375
	2019	1,426,250	—	7,250,009	—	0	—	307,133	8,983,392
	2018	1,400,000	—	7,249,982	—	3,500,000	—	190,463	12,340,445
Jill Timm Chief Financial Officer	2020	$ 800,000	$ 330,000	$ 1,401,438	—	$ 550,000	—	$ 73,102	$ 3,154,540
	2019	627,083	—	3,660,006	—	0	—	67,932	4,355,021
Doug Howe Chief Merchandising Officer	2020	$1,000,000	$ 562,500	$ 2,079,105	—	$ 937,500	—	$ 101,791	$ 4,680,896
	2019	974,969	—	1,750,029	—	0	—	330,731	3,055,729
	2018	672,917	250,000	5,749,963	—	1,900,000	—	122,747	8,695,627
Greg Revelle Senior Executive Vice President, Chief Marketing Officer	2020	$ 875,000	$ 360,937	$ 1,526,504	—	$ 601,563	—	$ 62,315	$ 3,426,319
	2019	829,250	—	1,250,032	—	0	—	72,338	2,151,620
	2018	783,421	—	4,250,023	—	1,128,767	—	93,405	6,255,616
Jason Kelroy Senior Executive Vice President, General Counsel & Corporate Secretary	2020	$ 613,261	$ 207,332	$ 2,840,982[7]	—	$ 345,553	—	$ 76,101	$ 4,083,229

(1) As described more fully in Compensation Discussion & Analysis, when the Compensation Committee met to set the annual incentive payout opportunities in March 2020, it determined that defining objective metrics with respect to Company performance was unrealistic because our entire fleet of stores was closed due to the COVID-19 pandemic, with no predictable opening date available at that time. At the same time, the Committee determined that it was possible to conduct an objective comparison of the Company's performance against its Performance Peer Group. In light of this challenge, the Committee adopted a two-part 2020 annual incentive plan with 50% based on Kohl's comparable sales relative to the comparable sales of the Performance Peer Group and 50% based on an assessment of management's ability to lead through the crisis and manage financial liquidity and profitability, as determined by the Committee in its discretion. This discretionary element ultimately resulted in the plan paying out 25% lower than it would have had the payout been based solely on the peer comparison metrics. The Committee used the discretionary portion of the plan to lower the payout to align with shareholder interests. Based on the financial and operating success of the management team during the pandemic, the Committee could have considered a higher payout of the discretionary portion. The peer group performance portion of the 2020 annual incentive plan is reflected as Non-Equity Incentive Plan Compensation and the discretionary component is reflected as Bonus.

(2) The amounts shown represent the aggregate grant date fair value for awards granted in 2020, 2019 and 2018, and for 2020 also include the incremental fair value for the award modification of the 2018-2020 LTIP, computed in accordance with FASB ASC Topic 718. See Note 6 to our fiscal 2020 audited financial statements included in our Annual Report on Form 10-K for additional details.

(3) The amounts representing the incremental fair value for modifications of the 2018-2020 LTIP included in this column are:

		Amount
Michelle Gass	$	1,603,688
Jill Timm	$	151,431
Doug Howe	$	329,097
Greg Revelle	$	276,497
Jason Kelroy	$	144,985

(4) Includes the aggregate grant date fair value of performance share units that could be earned pursuant to the 2020-2022 LTIP grant based on the probable outcome of the performance conditions as of the grant date. Actual payments for the 2020-2022 LTIP will be based on our financial performance in fiscal years 2020-2022 and are subject to a modifier based on Kohl's total shareholder return relative to the TSR Peer Group over the three-year performance period, as described more fully in Compensation Discussion & Analysis. The range of potential payments under the awards is set forth below.

| | Amount Reported (Target) | Other Possible Amounts | | |
		Minimum	Threshold	Maximum
Michelle Gass	$ 4,350,000	$ 0	$ 1,631,250	$ 10,875,001
Jill Timm	$ 750,007	$ 0	$ 281,252	$ 1,875,017
Doug Howe	$ 1,050,009	$ 0	$ 393,753	$ 2,625,023
Greg Revelle	$ 750,007	$ 0	$ 281,252	$ 1,875,017
Jason Kelroy	$ 417,596	$ 0	$ 156,598	$ 1,043,990

(5) We have no defined benefit or actuarial pension plans. All earnings in our nonqualified deferred compensation plan are at market values and are therefore omitted from the table.

(6) A detailed breakdown of "All Other Compensation" is provided in the table below.

Name	Our Contributions to Executive Officer's Defined Contribution Plan Accounts	Payments made by us for Term Life, Long-Term Disability and Accidental Death and Dismemberment Insurance	Our Reimbursement of Financial Planning and Tax Advice Expenses	Automobile Expense Allowance	Relocation and Travel Expense Reimbursement	Supplemental Health Care Coverage[a]	Utilization of Company-Owned Aircraft[b]	Total
Michelle Gass	$ 14,500	$ 15,855	$ 9,500	$ 22,249	—	$ 50,000	$ 130,579	$ 242,683
Jill Timm	14,500	14,602	1,000	18,000	—	25,000	—	73,102
Doug Howe	14,500	13,721	3,500	20,070	—	50,000	—	101,791
Greg Revelle	14,500	3,815	1,000	18,000	—	25,000	—	62,315
Jason Kelroy	14,500	17,601	1,000	18,000	—	25,000	—	76,101

(a) Amounts shown are coverage limits in order to protect the confidentiality of our executives' actual medical expenses. Our actual expense for providing this benefit may have been substantially less than the amounts shown.

(b) Amounts shown are the incremental costs of personal use of Kohl's-owned or chartered aircraft, and are based on either actual charter expense or, with respect to Kohl's-owned aircraft utilization, the direct cost of use per hour, which includes fuel, maintenance, engine restoration cost reserves, crew travel expenses, landing and parking fees, and supplies.

(7) Mr. Kelroy was promoted to Senior Executive Vice President on August 16, 2020. In connection with this promotion, he received restricted stock with a grant date value of $2 million. These shares will vest in five equal annual installments on the first through fifth anniversaries of the grant date, all contingent on his continued employment by Kohl's on the vesting dates.

Grants of Plan-Based Awards in 2020

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2][3]			All Other Stock Awards: Number of Shares of Stock or Units[3]	All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Equity Awards[4]
		Threshold	Target	Maximum	Threshold	Target	Maximum				
Michelle Gass		$ 0	$ 1,252,563	$ 1,565,703	—	—	—	—	—	—	—
	03/27/2020	—	—	—	86,173	229,794	574,485	—	—	— $	4,350,000
	03/27/2020	—	—	—	—	—	—	165,242	—	—	2,899,997
Jill Timm		$ 0	$ 440,000	$ 550,000	—	—	—	—	—	—	—
	03/27/2020	—	—	—	14,858	39,620	99,050	—	—	— $	750,007
	03/27/2020	—	—	—	—	—	—	28,490	—	—	500,000
Doug Howe		$ 0	$ 750,000	$ 937,500	—	—	—	—	—	—	—
	03/27/2020	—	—	—	20,801	55,468	138,670	—	—	— $	1,050,009
	03/27/2020	—	—	—	—	—	—	39,886	—	—	699,999
Greg Revelle		$ 0 $	481,250	$ 601,563	—	—	—	—	—	—	—
	03/27/2020	—	—	—	14,858	39,620	99,050	—	—	— $	750,007
	03/27/2020	—	—	—	—	—	—	28,490	—	—	500,000
Jason Kelroy[5]		$ 0 $	276,443	$ 345,553	—	—	—	—	—	—	—
	03/27/2020	—	—	—	8,273	22,060	55,150	—	—	— $	417,596
	03/27/2020	—	—	—	—	—	—	15,863	—	—	278,396
	09/15/2020	—	—	—	—	—	—	86,468	—	—	2,000,005

(1) Shown are the Threshold, Target and Maximum payouts for which each executive was eligible under our Annual Incentive Plan with respect to fiscal 2020 performance. Only the peer group performance portion of the 2020 Annual Incentive Plan is reflected in Non-Equity Incentive Plan Awards. Amounts actually earned with respect to these awards are included in the Summary Compensation Table as Non-Equity Incentive Plan compensation. Further detail regarding actual 2020 awards appears in the Compensation Discussion & Analysis.

(2) Represents range of performance share units that could be earned pursuant to the 2020-2022 LTIP grants. The actual number of performance share units earned is dependent upon Kohl's cumulative sales, operating income, and operating cash flow during the three-year performance period, ranges from 0% to 200% of the target amount and is subject to a modifier based on Kohl's total shareholder return relative to the TSR Peer Group over the three-year performance period. See the Compensation Discussion & Analysis for a more detailed description of the performance measures.

(3) Awarded under our 2017 Long-Term Compensation Plan.

(4) Amounts shown represent the grant date fair value of the awards computed in accordance with FASB ASC Topic 718. See Note 6 to our fiscal 2020 audited financial statements included in our Annual Report on Form 10-K for additional details.

(5) Mr. Kelroy was promoted to Senior Executive Vice President on August 16, 2020. In connection with this promotion, he received restricted stock with a grant date value of $2 million. These shares will vest in five equal annual installments on the first through fifth anniversaries of the grant date, all contingent on his continued employment by Kohl's on the vesting dates.

We are currently authorized to issue equity awards under our 2017 Long-Term Compensation Plan. These awards may be in the form of stock options, stock appreciation rights, common stock including restricted stock, common stock units, performance units and performance shares. Our executives do not participate in any other long- or short-term equity incentive plans.

Employment and Executive Compensation Agreements

We have employment agreements with Ms. Gass and Messrs. Howe and Revelle, all of which include the following terms:

- three-year term, extended on a daily basis until either party notifies the other that the term should no longer be so extended;

- fixed annual base salary, which, as of January 30, 2021, was $1,431,500 for Ms. Gass, $1,000,000 for Mr. Howe, and $875,000 for Mr. Revelle; and

- possible payments and other benefits upon termination of employment or a change of control of Kohl's, as described below under "Potential Payments Upon Termination or Change of Control."

We have executive compensation agreements with Ms. Timm and Mr. Kelroy. These agreements do not have a term, but provide that the executives may be entitled to certain payments and other benefits upon termination of their employment or a change of control of Kohl's, as described below under "Potential Payments Upon Termination or Change of Control." The Committee believes these types of agreements remain important to both our executives and to the Company: the executives benefit from clarity of the terms of their employment and protection in certain events of termination, and Kohl's benefits from nondisclosure and non-competition protection, which enhances our ability to retain the services of our executives.

As part of the Company's continued focus on succession planning and operational excellence, we regularly engage in detailed competitive benchmarking regarding the key terms and conditions, as well as the form, of the employment and executive compensation agreements extended to the NEOs compared to agreements used by the Company's key competitors for similarly-situated retail industry executives. As disclosed last year, the Committee approved several substantive changes to the form of agreement previously utilized by the Company. The changes made included providing the CEO greater flexibility to modify the roles of all executive staff members without triggering "good reason" remedies, as well as significantly reducing available severance benefits and healthcare obligations following separations.

Based on additional benchmarking this year, in November and December 2020, the Committee approved changes to the form of equity grant agreements that will be used going forward for all executives. These agreements will now provide for continued vesting of new equity grants (beginning with those granted in 2021) that will allow executives to carry these grants into retirement after reaching age 60 and completing at least five years of service to the Company. Any such continued vesting is limited to grants made at least 12 months prior to an executive's retirement, and is subject to the Company's clawback provisions, as well as compliance with any non-competition provisions. As part of these changes, the Committee determined to use restricted stock units rather than restricted stock awards for any future time-vested equity grants for all executives beginning in January 2021.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information for each named executive officer with respect to unvested restricted stock awards and performance share units that had not been earned or vested at January 30, 2021. There were no outstanding options to purchase our common stock at January 30, 2021.

	Stock Awards[1]				Equity Incentive Plan Awards[3]			
		Vesting Schedule		Market Value of Shares of Stock That Have Not Vested[2]	Number of Units of Stock That Have Not Vested	Vesting Schedule		Market Value of Units of Stock That Have Not Vested[2]
	Number of Shares of Stock That Have Not Vested	Annual Award Vesting	Future Vesting Date(s)			Scheduled Vesting Date	Perfor- mance Period	
Michelle Gass	5,556	25%	March 27, 2021	$ 244,797	57,646	March 2, 2021	2018-2020	$ 2,539,883[(A)]
	15,062	25%	September 25, 2021	663,632	23,740	March 2022	2019-2021	1,045,984[(T)]
	25,860	25%	March 26, 2021, 2022	1,139,392	574,485	March 2023	2020-2022	25,311,809[(M)]
	34,757	25%	March 25, 2021, 2022, 2023	1,531,393				
	165,242	25%	March 27, 2021, 2022, 2023, 2024	7,280,563				
Jill Timm	1,477	20%	March 28, 2021	$ 65,077	5,444	March 2, 2021	2018-2020	$ 239,863[(A)]
	3,810	20%	March 27, 2021, 2022	167,869	2,162	March 2022	2019-2021	95,258[(T)]
	3,275	20%	March 26, 2021, 2022, 2023	144,297	99,050	March 2023	2020-2022	4,364,143[(M)]
	2,376	25%	May 15, 2021, 2022	104,687				
	9,180	20%	May 15, 2021, 2022, 2023	404,471				
	3,165	25%	March 25, 2021, 2022, 2023	139,450				
	52,416	20%	December 13, 2021, 2022, 2023, 2024	2,309,449				
	28,490	25%	March 27, 2021, 2022, 2023, 2024	1,255,269				
Doug Howe	20,324	33%	June 15, 2021	$ 895,475	11,733	March 2, 2021	2018-2020	$ 516,956[(A)]
	5,336	25%	June 15, 2021, 2022	235,104	5,731	March 2022	2019-2021	252,508[(T)]
	8,390	25%	March 25, 2021, 2022, 2023	369,663	138,670	March 2023	2020-2022	6,109,800[(M)]
	39,886	25%	March 27, 2021, 2022, 2023, 2024	1,757,377				
Greg Revelle	3,968	25%	March 27, 2021	$ 174,830	9,939	March 2, 2021	2018-2020	$ 437,912[(A)]
	4,460	25%	March 26, 2021, 2022	196,508	4,094	March 2022	2019-2021	180,382[(T)]
	32,397	25%	May 15, 2021, 2022, 2023	1,427,412	99,050	March 2023	2020-2022	4,364,143[(M)]
	5,994	25%	March 25, 2021, 2022, 2023	264,096				
	28,490	25%	March 27, 2021, 2022, 2023, 2024	1,255,269				
Jason Kelroy[(4)]	2,040	25%	March 27, 2021	$ 89,882	5,212	March 2,2021	2018-2020	$ 229,641[(A)]
	2,339	25%	March 26, 2021, 2022	103,056	2,190	March 2022	2019-2021	96,491[(T)]
	3,206	25%	March 25, 2021, 2022, 2023	141,256	55,150	March 2023	2020-2022	2,429,909[(M)]
	15,863	25%	March 27, 2021, 2022, 2023, 2024	698,924				
	86,468	20%	September 15, 2021, 2022, 2023, 2024, 2025	3,809,780				

(1) *Includes accrued but unvested dividend equivalent shares.*

(2) *Based upon the $44.06 price of our common stock on January 30, 2021.*

(3) *The units reported in this column represent potentially issuable shares pursuant to performance share units granted under the company's LTIP. The performance share units are scheduled to vest on the annual dates listed. The number of shares that will actually become issuable is contingent upon Kohl's cumulative sales and net income performance for the 2018-2020 LTIP and 2019-2021 LTIP, and cumulative sales, operating income, and operating cash flow for the 2020-2022 LTIP in relation to pre-established performance hurdles during the respective performance period. The number of units reported in this column assumes Kohl's achieves cumulative net income and sales levels or sales, operating income and operating cash flow levels required for a payout at the noted level.*

(4) *Mr. Kelroy was promoted to Senior Executive Vice President on August 16, 2020. In connection with this promotion, he received restricted stock with a grant date value of $2 million. These shares will vest in five equal annual installments on the first through fifth anniversaries of the grant date, all contingent on his continued employment by Kohl's on the vesting dates.*

(A) *Reflects payout at "Actual"*

(T) *Reflects payout at "Threshold"*

(M) *Reflects payout at "Maximum"*

Option Exercises and Stock Vested in 2020

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Michelle Gass	—	—	257,856	$8,894,506
Jill Timm	—	—	24,060	688,656
Doug Howe	—	—	25,787	580,062
Greg Revelle	—	—	80,357	2,288,393
Jason Kelroy	—	—	33,467	1,069,089

Pension Benefits

We do not maintain any pension benefit plans for our officers or Directors that would otherwise be disclosable in these proxy materials.

Nonqualified Deferred Compensation

We have no retirement plans for our executive officers other than defined contribution plans and a retiree health plan for certain former principal officers. Approximately 300 of our executives are eligible for participation in the Kohl's Deferred Compensation Plans, which are unfunded, unsecured plans. The Deferred Compensation Plans allow our executives to defer all or a portion of their base salary and bonuses. Elections to participate in these plans are made by our executives on an annual basis, prior to the beginning of the year in which the compensation is earned.

We do not make any company contributions to the Deferred Compensation Plans. The aggregate balance of each participant's account consists of amounts that have been deferred by the participant, plus earnings (or minus losses). We deposit the deferred amounts into a trust for the benefit of plan participants. In accordance with tax requirements, the assets of the trust are subject to claims of our creditors. Account balances are deemed invested in accordance with investment elections designated by the executive from time to time, but no more frequently than monthly. There are several investment options available to plan participants, including money market/fixed income funds, domestic and international equity funds, blended funds, and pre-allocated lifestyle fund investments.

Deferred account balances are distributed to the plan participants in accordance with elections made by the participant at the time of the deferral. These distributions may be scheduled for future years while the executive remains our employee or following the participant's termination of employment, either in a lump sum or in installments. A separate distribution election is made by plan participants with respect to account balance distributions in the event of a change of control of Kohl's.

The following table shows the executive contributions, earnings and account balances for the individuals named in the Summary Compensation Table.

Name	Executive Contributions in Last FY ($)[1]	Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY ($)[1]	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Fiscal Year End ($)[2]
Michelle Gass	—	—	—	—	—
Jill Timm	—	—	—	—	—
Doug Howe	—	—	—	—	—
Greg Revelle	—	—	$ 2,057	—	$978,677
Jason Kelroy	$28,083	—	$ 7,345	—	$518,898

(1) *Executive contributions are included as compensation in the Summary Compensation Table in the year contributed. Earnings on account balances are not included in the Summary Compensation Table.*

(2) *Included in the Aggregate Balance are executive contributions, which were previously reported in the Summary Compensation Table in either 2020 or earlier, totaling $528,194 for Mr. Revelle and $28,083 for Mr. Kelroy. Also included in the Aggregate Balance are executive contributions made before the executive became an NEO and aggregate earnings on those contributions.*

Potential Payments Upon Termination or Change Of Control

Upon termination of their employment or a change of control of Kohl's, our NEOs would be entitled to various payments and other benefits pursuant to their respective Employment Agreements or Executive Compensation Agreements, our 2010 Long-Term Compensation Plan, our 2017 Long-Term Compensation Plan, our Annual Incentive Plan, and our associate merchandise discount program.

Ms. Gass and Mr. Howe

Potential Payments and Benefits Under Employment Agreements

TERMINATION FOR CAUSE, NON-RENEWAL OR RESIGNATION

If the executive's employment is terminated by us for cause, due to our non-renewal of the executive's employment agreement, or if the executive voluntarily resigns, the executive will not receive any severance payments.

DEATH OR DISABILITY

If the executive's employment is terminated upon death or disability:

- the executive or executive's estate is entitled to receive a pro rata bonus for the current fiscal year, determined based on the average award made to the executive over the prior three fiscal years and paid at the same time as other executives receive their bonus for that year;
- the executive or executive's estate is entitled to receive severance in the amount of one half of the executive's then annual base salary, payable over one year in the event of the executive's death, and over six months in the event of the executive's disability; and

- the executive and executive's spouse and eligible dependents will be provided post-retirement health care coverage under our health insurance plan and supplemental executive medical plan until the executive becomes eligible for such benefits with a new employer, provided the executive (or the executive's eligible dependents in the event of death) reimburses us for all premiums paid for such insurance benefits.

RESIGNATION FOR GOOD REASON OR TERMINATION WITHOUT CAUSE

If the executive terminates employment as a result of a material reduction in the executive's job status or scope of responsibilities (i.e., for "good reason"), or if we terminate the executive's employment without cause and the termination is not in connection with a "change of control" (as defined in the employment agreements), the executive will be entitled to the following severance benefits:

- a pro rata bonus for the current fiscal year, determined based on Kohl's actual performance at the end of that year, payable at the same time as other executives receive their bonus for that year;
- a severance payment equal to the sum of:

- an amount equal to the executive's aggregate base salary for the remaining term of the executive's agreement, but not more than 2.9 years; plus
- an amount equal to the average of the bonus awards made to the executive under our annual incentive compensation plan over the prior three fiscal years;
- the executive and executive's spouse and eligible dependents will be provided post-retirement health care coverage under our health insurance plan and supplemental executive medical plan until the executive becomes eligible for such benefits with a new employer, provided the executive (or the executive's eligible dependents if the executive dies) reimburses us for all premiums paid for such insurance benefits; and
- outplacement services of up to $20,000.

CHANGE OF CONTROL

If, within the three months preceding or one year following a "change of control" of Kohl's (as defined in the employment agreements), the executive's employment is terminated by us without cause or by the executive for "good reason," the executive will be entitled to the following severance benefits:

- a pro rata bonus for the current fiscal year, determined based on the average award made to the executive over the prior three fiscal years and paid at the same time as other executives receive their bonus for that year;
- a severance payment equal to the sum of:
  - an amount equal to the executive's aggregate base salary for the remaining term of the executive's agreement, but not more than 2.9 years; plus
  - an amount equal to the average of the bonus awards made to the executive under our annual incentive compensation plan over the prior three fiscal years, multiplied by the number of years remaining in the term of the executive's agreement, but not more than 2.9 years;
  - the executive's spouse and eligible dependents will be provided post-retirement health care coverage under our health insurance plan and supplemental executive medical plan, provided the executive (or the executive's eligible dependents if the executive dies) reimburses us for all premiums paid for such retiree health insurance benefits; and
  - outplacement services of up to $20,000.

In all cases, our obligation to pay severance is contingent upon the executive's execution of a general release of claims against us. In addition, the executive will be prohibited from competing with Kohl's for a period of one year after termination.

In accordance with Section 409A of the Internal Revenue Code of 1986, as amended, certain payments under the employment agreements are not payable until the six-month anniversary of the date of termination. Neither employment agreement provides a tax gross up.

Accelerated Vesting of Equity Awards

IN THE EVENT OF A CHANGE OF CONTROL

In the event of a change of control, restricted stock awards will vest on an accelerated basis only if (i) the executive terminates employment within six months before or twelve months following the change of control for "good reason," or (ii) the executive is terminated without cause. However, any such awards that are not assumed by the acquiring or surviving company upon a change of control will vest immediately.

In the event of a change of control, all performance share unit awards will continue to be subject to any time-based vesting schedule, but the performance criteria will be deemed to have been satisfied at the target level. However, if the executive terminates employment within six months prior to or twelve months following a change of control for "good reason," or if the performance share unit awards are not assumed or maintained by the acquiring or surviving company at the time of the change of control, then all outstanding performance share unit awards will vest immediately at the target amount.

WITHOUT A CHANGE OF CONTROL

If the executive terminates employment for "good reason" or if we terminate the executive's employment without cause during the term of the executive's employment agreement, any restricted stock that would have vested during the three-year period following termination of the executive's employment will vest immediately. If the executive dies while employed by us or terminates employment due to disability, all of the executive's outstanding restricted stock will immediately vest.

Upon termination of the executive's employment due to a disability, the executive will vest in the actual number of outstanding performance share units that are earned at the end of the performance period. In addition, upon a termination of the executive's employment by reason of retirement (as approved by the Committee), the executive would vest in a prorated portion of the actual number of performance share units that are earned at the end of the performance period based on the number of months the executive was employed during the performance period. If the executive's employment is terminated due to death, all outstanding performance share units will vest at the target amount.

Non-Contractual Benefit Upon Retirement

In addition to Ms. Gass' and Mr. Howe's contractual benefits, upon an executive's retirement (after age 55 and ten years of service), the executive will be entitled to participate for life in our associate merchandise discount program, on such terms and to the extent the program continues to be made available to our senior executives.

Potential Benefit Summary — Ms. Gass

The following table shows the potential payments to Ms. Gass upon termination of her employment. Also shown is the value of performance share units and restricted stock that would vest upon certain terminations of Ms. Gass' employment following a change of control of Kohl's. The amounts shown in the table assume a January 30, 2021, employment termination date and do not reflect salary accrued as of that date. Also assumed is a January 30, 2021, effective date of a change of control and $44.06 price of our common stock, which was the January 29, 2021, closing price of our common stock on the New York Stock Exchange. The amounts shown in the following table also assume that in a change of control, the acquiring or surviving company would have assumed the outstanding equity awards.

	Voluntary Termination by Executive	Involuntary Termination by Kohl's With Cause	Termination by Executive for Good Reason or Involuntary Termination by Kohl's Without Cause (No Change of Control)	Termination by Executive for Good Reason or Involuntary Termination by Kohl's Without Cause (Following Change of Control)	Termination due to Disability	Death
Severance Payment — Salary Continuation	—	—	$ 4,151,350	$ 4,151,350	$ 715,750	$ 715,750
Severance Payment — Bonus Payments	—	—	2,333,333	6,766,667	—	—
Pro Rated Bonus[1]	—	—	2,505,125	2,333,333	2,333,333	2,333,333
Outplacement	—	—	20,000	20,000	—	—
Value of Accelerated Restricted Stock[2]	—	—	9,039,636	10,859,777	10,859,777	10,859,777
Value of Accelerated Performance Share Units[3]	—	—	—	15,955,756	13,710,580	15,955,756
Total	**—**	**—**	**$ 18,049,444**	**$ 40,086,883**	**$ 27,619,440**	**$ 29,864,616**

(1) The entire bonus that would be payable upon a termination of employment for Fiscal 2020 is shown here as this table illustrates the effect of a termination at the end of the fiscal year (thus, a full pro-ration applies). In the case of an involuntary or good reason termination without a change of control, the pro rata bonus is based on actual performance at the end of the year.

(2) The value of accelerated restricted stock includes dividend equivalents on the applicable award that were credited as additional shares subject to the same vesting restrictions as the original award.

(3) The value of accelerated performance share units is illustrated at target for (i) death or (ii) following a change of control, termination by the executive for good reason or involuntary termination by Kohl's without cause. In the case of termination due to disability, the actual award earned at the end of the performance period would be payable. Here, the payout shown in the disability column reflects the number of shares earned based on actual payout for the 2018 award, threshold performance for the 2019 award and target performance for the 2020 award. The value of performance share units that would be earned includes dividend equivalents that would have been earned on the underlying grant.

Potential Benefit Summary — Mr. Howe

The following table shows the potential payments to Mr. Howe upon termination of his employment. Other parameters of the potential benefit summary are identical to those described above for Ms. Gass.

	Voluntary Termination by Executive	Involuntary Termination by Kohl's With Cause	Termination by Executive for Good Reason or Involuntary Termination by Kohl's Without Cause (No Change of Control)	Termination by Executive for Good Reason or Involuntary Termination by Kohl's Without Cause (Following Change of Control)	Termination due to Disability	Death
Severance Payment — Salary Continuation	—	—	$ 2,900,000	$ 2,900,000	$ 500,000	$ 500,000
Severance Payment — Bonus Payments	—	—	633,333	1,836,667	—	—
Pro Rated Bonus[1]	—	—	1,500,000	633,333	633,333	633,333
Outplacement	—	—	20,000	20,000	—	—
Value of Accelerated Restricted Stock[2]	—	—	2,818,276	3,257,620	3,257,620	3,257,620
Value of Accelerated Performance Share Units[3]	—	—	—	3,736,288	3,213,356	3,736,288
Total	**—**	**—**	**$ 7,871,609**	**$ 12,383,908**	**$ 7,604,310**	**$ 8,127,241**

(1) The entire bonus that would be payable upon a termination of employment for Fiscal 2020 is shown here as this table illustrates the effect of a termination at the end of the fiscal year (thus, a full pro-ration applies). In the case of an involuntary or good reason termination without a change of control, the pro rata bonus is based on actual performance at the end of the year.

(2) The value of accelerated restricted stock includes dividend equivalents on the applicable award that were credited as additional shares subject to the same vesting restrictions as the original award.

(3) The value of accelerated performance share units is illustrated at target for (i) death or (ii) following a change of control, termination by the executive for good reason or involuntary termination by Kohl's without cause. In the case of termination due to disability, the actual award earned at the end of the performance period would be payable. Here, the payout shown in the disability column reflects the number of shares earned based on actual payout for the 2018 award and threshold performance for the 2019 award and target performance for the 2020 award. The value of performance share units that would be earned includes dividend equivalents that would have been earned on the underlying grant.

Mr. Revelle

Potential Payments and Benefits Under Employment Agreement

TERMINATION FOR CAUSE, NON-RENEWAL OR RESIGNATION

If his employment is terminated by us for cause, due to our non-renewal of an employment agreement, or if he voluntarily resigns, Mr. Revelle will not receive any severance payments.

DEATH OR DISABILITY

If his employment is terminated upon death or disability:

■ Mr. Revelle or his estate is entitled to receive a pro rata bonus for the current fiscal year, determined based on the average award made to him over the prior three fiscal years and paid at the same time as other executives receive their bonus for that year; and

■ Mr. Revelle or his estate is entitled to receive severance in the amount of one half of his then annual base salary, payable over one year in the event of death, and over six months in the event of disability.

RESIGNATION FOR GOOD REASON OR TERMINATION WITHOUT CAUSE

If he terminates employment as a result of a material reduction in his job status or scope of responsibilities (i.e., for "good reason"), or if we terminate his employment without cause and the termination is not in connection with a "change of control" (as defined in the employment agreement), Mr. Revelle will be entitled to the following severance benefits:

■ a pro rata bonus for the current fiscal year, determined based on Kohl's actual performance at the end of that year, payable at the same time as other executives receive their bonus for that year;

■ a severance payment equal to the sum of:
  ■ an amount equal to his aggregate base salary for the remaining term of his employment agreement, but not more than 2.9 years; plus
  ■ an amount equal to the average of the bonus awards made to him under our annual incentive compensation plan over the prior three fiscal years;

- up to two years of post-retirement health care coverage under our health insurance plan for him if he (and his spouse and eligible dependents) is eligible for, and timely elects to participate in, Kohl's group health insurance plan pursuant to COBRA, and Kohl's will pay that portion of his monthly COBRA payment that is equal to our normal monthly cost of coverage for full-time employees under our group health insurance plans; and
- outplacement services of up to $20,000.

CHANGE OF CONTROL

If, within the three months preceding or one year following a "change of control" of Kohl's (as defined in the employment agreement), Mr. Revelle's employment is terminated by us without cause during the term of the employment agreement or by him for "good reason," he will be entitled to the following severance benefits:

- a pro rata bonus for the current fiscal year, determined based on the average award made to him over the prior three fiscal years and paid at the same time as other executives receive their bonus for that year;
- a severance payment equal to the sum of:
  - an amount equal to his aggregate base salary for the remaining term of his agreement, but not more than 2.9 years; plus
  - an amount equal to the average of the bonus awards made to him under our annual incentive compensation plan over the prior three fiscal years, multiplied by the number of years remaining in the term of his employment agreement, but not more than 2.9 years;
- up to one year of post-retirement health care coverage under our health insurance plan if he (and his spouse and eligible dependents) is eligible for, and timely elects to participate in, Kohl's group health insurance plan pursuant to COBRA, and Kohl's will pay that portion of his monthly COBRA payment that is equal to our normal monthly cost of coverage for full-time employees under our group health insurance plans; and
- outplacement services of up to $20,000.

In all cases, our obligation to pay severance is contingent upon the Mr. Revelle's execution of a general release of claims against us. In addition, he will be prohibited from competing with Kohl's for a period of one year after termination.

In accordance with Section 409A of the Internal Revenue Code of 1986, as amended, certain payments under the employment agreement are not payable until the six-month anniversary of the date of termination. The employment agreement does not provide a tax gross up.

Accelerated Vesting of Equity Awards

IN THE EVENT OF A CHANGE OF CONTROL

In the event of a change of control, restricted stock awards will vest on an accelerated basis only if (i) Mr. Revelle terminates employment within six months before or twelve months following the change of control for "good reason," or (ii) he is terminated without cause. However, any such awards that are not assumed by the acquiring or surviving company upon a change of control will vest immediately.

In the event of a change of control, all performance share unit awards will continue to be subject to any time-based vesting schedule, but the performance criteria will be deemed to have been satisfied at the target level. However, if he terminates employment within six months prior to or twelve months following a change of control for "good reason," or if the performance share unit awards are not assumed or maintained by the acquiring or surviving company at the time of the change of control, then all outstanding performance share unit awards will vest immediately at the target amount.

WITHOUT A CHANGE OF CONTROL

If Mr. Revelle terminates employment for "good reason" or if we terminate his employment without cause, any restricted stock awarded to him before the date of his employment agreement that would have vested during the eighteen-month period following termination will vest immediately.

If Mr. Revelle terminates employment for "good reason" or if we terminate his employment without cause, any restricted stock awarded to him after the date of his employment agreement that would have vested during the three-year period following termination of his employment will vest immediately. If Mr. Revelle dies while employed by us or terminates employment due to disability, all outstanding restricted stock will vest immediately.

Upon termination of Mr. Revelle's employment due to a disability, he will vest in the actual number of outstanding performance share units that are earned at the end of the performance period. In addition, upon a termination of his employment by reason of retirement (as approved by the Committee), he would vest in a prorated portion of the actual number of performance share units that are earned at the end of the performance period based on the number of months he was employed during the performance period. If Mr. Revelle's employment is terminated due to death, all outstanding performance share units will vest at the target amount.

NON-CONTRACTUAL BENEFIT UPON RETIREMENT

In addition to the contractual benefits described above, upon Mr. Revelle's retirement (after age 55 and ten years of service), he will be entitled to participate for life in our associate merchandise discount program, on such terms and to the extent the program continues to be made available to our senior executives.

Potential Benefit Summary — Mr. Revelle

The following table shows the potential payments to Mr. Revelle upon termination of his employment. Other parameters of the potential benefit summary are identical to those described above for Ms. Gass.

	Voluntary Termination by Executive	Involuntary Termination by Kohl's With Cause	Termination by Executive for Good Reason or Involuntary Termination by Kohl's Without Cause (No Change of Control)	Termination by Executive for Good Reason or Involuntary Termination by Kohl's Without Cause (Following Change of Control)	Termination due to Disability	Death
Severance Payment — Salary Continuation	—	—	$ 2,537,500	$ 2,537,500	$ 437,500	$ 437,500
Severance Payment — Bonus Payments	—	—	612,922	1,777,475	—	—
Pro Rated Bonus[1]	—	—	962,500	612,922	612,922	612,922
Outplacement	—	—	20,000	20,000	—	—
Value of Accelerated Restricted Stock[2]	—	—	3,004,297	3,318,115	3,318,115	3,318,115
Value of Accelerated Performance Share Units[3]	—	—	—	2,751,018	2,363,913	2,751,018
Total	**—**	**—**	**$ 7,137,220**	**$ 11,017,030**	**$ 6,732,450**	**$ 7,119,555**

(1) The entire bonus that would be payable upon a termination of employment for Fiscal 2020 is shown here as this table illustrates the effect of a termination at the end of the fiscal year (thus, a full pro-ration applies). In the case of an involuntary or good reason termination without a change of control, the pro rata bonus is based on actual performance at the end of the year.

(2) The value of accelerated restricted stock includes dividend equivalents on the applicable award that were credited as additional shares subject to the same vesting restrictions as the original award of restricted stock.

(3) The value of accelerated performance share units is illustrated at target for (i) death or (ii) following a change of control, termination by the executive for good reason or involuntary termination by Kohl's without cause. In the case of termination due to disability, the actual award earned at the end of the performance period would be payable. Here, the payout shown in the disability column reflects the number of shares earned based on actual payout for the 2018 award and threshold performance for the 2019 award and target performance for the 2020 award. The value of performance share units that would be earned includes dividend equivalents that would have been earned on the underlying grant.

Ms. Timm and Mr. Kelroy

Potential Payments and Benefits Under Executive Compensation Agreements

Ms. Timm and Mr. Kelroy are party to substantially identical executive compensation agreements that provide the following payments and other benefits upon a termination of employment or a change of control of Kohl's.

TERMINATION FOR CAUSE OR RESIGNATION

If the executive's employment is terminated by us for cause or if the executive voluntarily resigns, the executive will not receive any severance payments.

DEATH OR DISABILITY

If the executive's employment is terminated upon death or disability:

■ the executive or the executive's estate is entitled to receive a pro rata bonus for the current fiscal year, determined based on Kohl's actual performance at the

end of that year, payable at the same time as other executives receive their bonus for that year; and

■ the executive or the executive's estate is entitled to receive severance in the amount of one half of the executive's then annual base salary, payable over one year in the event of the executive's death, and over six months in the event of the executive's disability.

RESIGNATION FOR GOOD REASON OR TERMINATION WITHOUT CAUSE

If the executive terminates employment as a result of a material reduction in the executive's title, organizational reporting level, or base salary (i.e., for "good reason"), or if we terminate the executive's employment involuntarily without cause and the termination is not in connection with a "change of control" (as defined in the executive's agreement), the executive will be entitled to the following severance benefits:

■ a pro rata bonus for the current fiscal year, determined based on Kohl's actual performance at the end of that year, payable at the same time as other executives receive their bonus for that year;

- a severance payment equal to two times the executive's then annual base salary, payable in a lump sum within sixty days following termination;

- any restricted stock awarded to the executives after the date of their current executive compensation agreements that would have vested during the two-year period following termination of the executive's employment will vest immediately;

- up to two years of post-termination health care coverage under our health insurance plan if the executive (and the executive's spouse and eligible dependents) is eligible for, and timely elects to participate in Kohl's group health insurance plan pursuant to COBRA, and Kohl's will pay that portion of the executive's monthly COBRA payment that is equal to our normal monthly cost of coverage for full-time employees under our group health insurance plans; and

- outplacement services of up to $20,000.

CHANGE OF CONTROL

If, within fifteen months following a change of control of Kohl's (as defined in the executive's agreement) the executive's employment is terminated by us without cause during the term of the agreement or by the executive for "good reason," the executive will be entitled to the following severance benefits:

- a severance payment equal to the sum of:
  - two times the executive's then annual base salary (or, if higher, the base salary in effect immediately prior to the change in control), payable in a lump sum within sixty days following the executive's termination of employment; plus
  - an amount equal to the average of the bonus awards made to the executive under our annual incentive compensation plan over the prior three fiscal years;

- any restricted stock awarded to the executives after the date of their current executive compensation agreements that would have vested during the two-year period following termination of the executive's employment will vest immediately;

- up to two years of post-termination health care coverage under our health insurance plan if the executive (and the executive's spouse and eligible dependents) is eligible for, and timely elects to participate in, Kohl's group health insurance plan pursuant to COBRA, and Kohl's will pay that portion of the executive's monthly COBRA payment that is equal to our normal monthly cost of coverage for full-time employees under our group health insurance plans; and

- outplacement services of up to $20,000.

RETIREMENT

If the executive voluntarily terminates employment due to retirement (i.e., age 55 and ten years of service), the executive will be entitled to receive a pro rata bonus for the current fiscal year, determined based on Kohl's actual performance at the end of that year, payable at the same time as other executives receive their bonus for that year. As of the end of fiscal 2020, Ms. Timm and Mr. Kelroy were not eligible for retirement.

In all cases, our obligation to pay severance is contingent upon the executive's execution of a general release of claims against us. In addition, the executive will be prohibited from competing with Kohl's for a period of one year after termination.

In accordance with Section 409A of the Internal Revenue Code of 1986, as amended, certain payments under the executive compensation agreements may not be payable until the six-month anniversary of the date of termination. The executive compensation agreements do not provide a tax gross up.

Accelerated Vesting of Equity Awards

IN THE EVENT OF A CHANGE OF CONTROL

In the event of a change of control, and except as described above with respect to vesting under the executive compensation agreements, restricted stock awards will vest on an accelerated basis only if (i) the executive terminates employment within six months before or twelve months following the change of control for "good reason," or (ii) the executive is terminated without cause. However, any such awards that are not assumed by the acquiring or surviving company upon a change of control will vest immediately.

In the event of a change of control, all performance share unit awards will continue to be subject to any time-based vesting schedule, but the performance criteria will be deemed to have been satisfied at the target level. However, if the executive terminates employment within six months prior to or twelve months following a change of control for "good reason," or if the performance share unit awards are not assumed or maintained by the acquiring or surviving company at the time of the change of control, then all outstanding performance share unit awards will vest immediately at the target amount.

WITHOUT A CHANGE OF CONTROL

If the executive terminates employment for "good reason" or if we terminate the executive's employment without cause, any restricted stock awarded before the date of the executive's compensation agreement that would have vested during the two-year period following termination will vest immediately.

If the executive terminates employment for "good reason" or if we terminate the executive's employment without cause during the term of the executive's compensation agreement, any restricted stock awarded during the term of the executive's compensation agreement that would have vested during the two-year period following termination will vest immediately. If the executive dies while employed by us or terminates employment due to disability, all of the executive's outstanding restricted stock will vest immediately.

Upon termination of the executive's employment due to a disability, the executive will vest in the actual number of outstanding performance share units that are earned at the end of the performance period. In addition, upon a termination of the executive's employment by reason of retirement (as approved by the Committee), the executive would vest in a prorated portion of the actual number of performance share units that are earned at the end of the performance period based on the number of months the executive was employed during the performance period. If the executive's employment is terminated due to death, all outstanding performance share units will vest at the target amount.

NON-CONTRACTUAL BENEFIT UPON RETIREMENT

In addition to the contractual benefits described above, upon an executive's retirement (after age 55 and ten years of service), the executive will be entitled to participate for life in our associate merchandise discount program, on such terms and to the extent the program continues to be made available to our senior executives.

Potential Benefit Summary — Ms. Timm

The following table shows the potential payments to Ms. Timm upon termination of her employment. Other parameters of the potential benefit summary are identical to those described above for Ms. Gass.

	Voluntary Termination by Executive	Involuntary Termination by Kohl's With Cause	Termination by Executive for Good Reason or Involuntary Termination by Kohl's Without Cause (No Change of Control)	Termination by Executive for Good Reason or Involuntary Termination by Kohl's Without Cause (Following Change of Control)	Termination due to Disability	Death
Severance Payment	—	—	$ 1,600,000	$ 1,912,804	$ 400,000	$ 400,000
Pro Rated Bonus[1]	—	—	880,000	—	880,000	880,000
Health Care Continuation	—	—	24,436	24,436	—	—
Outplacement	—	—	20,000	20,000	—	—
Value of Accelerated Restricted Stock[2]	—	—	2,581,074	4,590,523	4,590,523	4,590,523
Value of Accelerated Performance Share Units[3]	—	—	—	2,286,802	2,080,739	2,286,802
Total	**—**	**—**	**$ 5,105,510**	**$ 8,834,565**	**$ 7,951,262**	**$ 8,157,325**

(1) The entire bonus that would be payable upon a termination of employment for Fiscal 2020 is shown here as this table illustrates the effect of a termination at the end of the fiscal year (thus, a full pro-ration applies). In the case of an involuntary or good reason termination without a change of control, the pro rata bonus is based on actual performance at the end of the year.

(2) The value of accelerated restricted stock includes dividend equivalents on the applicable award that were credited as additional shares subject to the same vesting restrictions as the original award.

(3) The value of accelerated performance share units is illustrated at target for (i) death or (ii) following a change of control, termination by the executive for good reason or involuntary termination by Kohl's. In the case of termination due to disability, the actual award earned at the end of the performance period would be payable. The payout shown in the disability column reflects the number of shares earned based on actual payout for the 2018 award and threshold performance for the 2019 award and target performance for the 2020 award. The value of performance share units that would be earned includes dividend equivalents that would have been earned on the underlying grant.

Potential Benefit Summary — Mr. Kelroy

The following table shows the potential payments to Mr. Kelroy upon termination of his employment. Other parameters of the potential benefit summary are identical to those described above for Ms. Gass.

	Voluntary Termination byExecutive	Involuntary Termination by Kohl's With Cause	Termination by Executive for Good Reason or Involuntary Termination by Kohl's Without Cause (No Change of Control)	Termination by Executive for Good Reason or Involuntary Termination by Kohl's Without Cause (Following Change of Control)	Termination due to Disability	Death
Severance Payment	—	— $	1,250,000 $	1,617,781 $	312,500 $	312,500
Pro Rated Bonus[1]	—	—	552,885	—	552,885	552,885
Health Care Continuation	—	—	30,027	30,027	—	—
Outplacement	—	—	20,000	20,000	—	—
Value of Accelerated Restricted Stock[2]	—	—	2,160,954	4,842,899	4,842,899	4,842,899
Value of Accelerated Performance Share Units[3]	—	—	—	1,504,208	1,298,063	1,504,208
Total	**—**	**— $**	**4,013,866 $**	**8,014,916 $**	**7,006,347 $**	**7,212,492**

(1) The entire bonus that would be payable upon a termination of employment for Fiscal 2020 is shown here as this table illustrates the effect of a termination at the end of the fiscal year (thus, a full pro-ration applies). In the case of an involuntary or good reason termination without a change of control, the pro rata bonus is based on actual performance at the end of the year.

(2) The value of accelerated restricted stock includes dividend equivalents on the applicable award that were credited as additional shares subject to the same vesting restrictions as the original award.

(3) The value of accelerated performance share units is illustrated at target for (i) death or (ii) following a change of control, termination by the executive for good reason or involuntary termination by Kohl's without cause. In the case of termination due to disability, the actual award earned at the end of the performance period would be payable. The payout shown in the disability column reflects the number of shares earned based on actual payout for the 2018 award and threshold performance for the 2019 award and target performance for the 2020 award. The value of performance share units that would be earned includes dividend equivalents that would have been earned on the underlying grant

CEO Pay Ratio

Each year, we are required to disclose the ratio of our median employee's annual total compensation to the annual total compensation of our Chief Executive Officer. As of January 30, 2021, the median Kohl's employee was a part-time store associate. We identified our median employee by reviewing the Form W-2 wages of all full-time, part-time, seasonal, and temporary employees as of that date. There have been no changes to the employee population or employee compensation arrangements since January 30, 2021, that Kohl's believes would significantly impact the pay ratio disclosure.

Ms. Gass' annual total compensation for fiscal 2020 was $12,855,375, as reported in the Summary Compensation Table of this proxy statement. The fiscal 2020 annual total compensation for our median employee was $11,708, as determined under the Summary Compensation Table rules. The ratio of our CEO's annualized total compensation to our median employee's annual total compensation for fiscal 2020 is 1,098:1. This information is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K. Because the SEC rules for identifying the median employee and calculating the pay ratio allow companies to use different methodologies, exemptions, estimates, and assumptions, Kohl's disclosure may not be comparable to the pay ratio disclosure provided by other companies.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS, DIRECTORS AND MANAGEMENT

The following table presents information concerning the beneficial ownership of the shares of our common stock as of March 18, 2021 (unless otherwise noted) by:

- each of our Directors and nominees;
- each of our named executive officers;
- all of our executive officers, Directors and nominees as a group; and

- each person who is known by us to beneficially own more than 5% of our common stock.

Unless otherwise indicated, beneficial ownership is direct and the person indicated has sole voting and investment power. Indicated options are all exercisable within sixty days of March 18, 2021.

Name of Beneficial Owner	Amount Beneficially Owned	Percent of Class
Michael J. Bender	10,713[1]	*
Peter Boneparth	35,707[2]	*
Steven A. Burd	29,025[3]	*
Yael Cosset	12,971[4]	*
H. Charles Floyd	14,100[5]	*
Robbin Mitchell	1,984[6]	*
Jonas Prising	44,270[7]	*
John E. Schlifske	37,734[8]	*
Adrianne Shapira	17,455[9]	*
Frank V. Sica	49,932[10]	*
Stephanie A. Streeter	38,709[11]	*
Michelle Gass	589,099[12]	*
Jill Timm	124,241[13]	*
Doug Howe	110,602[14]	*
Greg Revelle	155,322[15]	*
Jason Kelroy	138,468[16]	*
All Directors and executive officers as a group (18 persons)	1,557,605[17]	*
Macellum Advisors GP, LLC; Legion Partners Asset Management, LLC; Ancora Holdings, Inc.; 4010 Partners Multiple addresses noted in footnote below	14,950,605[18]	9.5%
The Vanguard Group 100 Vanguard Blvd. Malvern, PA 19355	13,917,049[19]	8.83%
Blackrock, Inc. 55 East 52nd Street New York, NY 10055	13,235,074[20]	8.4%
T. Rowe Price Associates, Inc. 100 E. Pratt Street Baltimore, MD 21202	8,956,927[21]	5.6%
State Street Corporation One Lincoln Street Boston, MA 02111	5,015,317[22]	3.18%

*Less than 1%.

(1) Includes 7,655 unvested restricted shares.
(2) Includes 8,267 unvested restricted shares.
(3) Includes 7,655 unvested restricted shares and 2,843 shares represented by stock options.
(4) Includes 12,971 unvested restricted shares.
(5) Includes 7,655 unvested restricted shares.
(6) Includes 1,984 unvested restricted shares.
(7) Includes 8,879 unvested restricted shares.
(8) Includes 7,655 unvested restricted shares and 7,784 shares represented by stock options.
(9) Includes 7,655 unvested restricted shares.
(10) Includes 19,902 unvested restricted shares.
(11) Includes 9,186 unvested restricted shares and 6,812 shares represented by stock options.
(12) Includes 246,476 unvested restricted shares.
(13) Includes 104,185 unvested restricted shares.
(14) Includes 73,935 unvested restricted shares.
(15) Includes 75,307 unvested restricted shares.
(16) Includes 109,915 unvested restricted shares.
(17) Includes 808,587 unvested restricted shares and 17,439 shares represented by stock options.
(18) According to the amended Schedule 13D filed March 12, 2021, Based on its amended Schedule 13D filed on March 12, 2021, a group consisting of Macellum Badger Fund, LP, Macellum Badger Fund II, LP, Macellum Advisors, LP, Macellum Advisors GP, LLC, Jonathan Duskin, Legion Partners Holdings LLC, Legion Partners, L.P. I, Legion Partners, L.P. II, Legion Partners Special Opportunities, L.P. XV, Legion Partners, LLC, Legion Partners Asset Management, LLC, Christopher S. Kiper, Raymond T. White, Ancora Catalyst Institutional, LP, Ancora Catalyst, LP, Ancora Merlin, LP, Ancora Merlin Institutional, LP, Ancora Catalyst SPV I LP Series M, a series of Ancora Catalyst SPV I LP, Ancora Catalyst SPV I LP Series N, a series of Ancora Catalyst SPV I LP, Ancora Catalyst SPV I LP Series O, a series of Ancora Catalyst SPV I LP, Ancora Catalyst SPV I LP Series P, a series of Ancora Catalyst SPV I LP, Ancora Catalyst SPV I SPC Ltd Segregated Portfolio G, Ancora Advisors, LLC, Ancora Alternatives LLC, Ancora Family Wealth Advisors, LLC, The Ancora Group Inc., Inverness Holdings, LLC, Ancora Holdings, Inc., Frederick DiSanto, 4010 Partners, LP, 4010 Capital, LLC, 4010 General Partner, LLC, Steven E. Litt, Margaret L. Jenkins, Jeffrey A. Kantor, Thomas A. Kingsbury, and Cynthia S. Murray, disclosed that it beneficially owned the number of shares reported in the table as of February 19, 2021, which includes 3,481,600 shares underlying call options currently exercisable. Macellum Badger Fund LP stated that it beneficially owned and had shared power to vote or direct vote and shared power to dispose or direct the disposition of 273,611 shares. Macellum Badger Fund II, LP stated it beneficially owned and had shared power to vote or direct vote and shared power to dispose or direct the disposition of 8,443,121 shares. Macellum Advisors, LP stated that as the investment manager of Macellum Badger Fund LP and Macellum Badger Fund II, LP, Macellum Advisors, LP may be deemed the beneficial owner of the 273,611 shares beneficially owned by Macellum Badger Fund LP and 8,443,121 shares beneficially owned by Macellum Badger Fund II, LP; with shared power to vote or direct vote and shared power to dispose or direct the disposition of 8,716,732 shares. Macellum Advisors GP, LLC stated that as the general partner of Macellum Badger Fund LP, Macellum Badger Fund II, LP and Macellum Advisors, LP, Macellum Advisors GP, LLC may be deemed the beneficial owner of the 273,611 shares beneficially owned by Macellum Badger Fund LP, and 8,443,121 beneficially owned by Macellum Badger Fund II, LP; with shared power to vote or direct vote and shared power to dispose or direct the disposition of 8,716,732 shares. Jonathan Duskin stated that, as the sole member of Macellum Advisors GP, LLC, Jonathan Duskin may be deemed the beneficial owner of the 273,611 shares beneficially owned by Macellum Badger Fund LP, and 8,443,121 shares beneficially owned by Macellum Badger Fund II, LP; with shared power to vote or direct vote and shared power to dispose or direct the disposition of 8,716,732 shares. Legion Partners Holdings LLC stated that it beneficially owned directly 100 shares in record name. As the sole member of Legion Partners Asset Management, LLC and sole member of Legion Partners, LLC, Legion Partners Holdings LLC stated it may be deemed the beneficial owner of the (i) 1,891,990 shares beneficially owned by Legion Partners, L.P. I; (ii) 111,360 shares beneficially owned by Legion Partners, L.P. II; and (iii) 108,400 shares beneficially owned by Legion Partners Special Opportunities, L.P. XV; with shared power to vote or direct vote and shared power to dispose or direct the disposition of 2,111,850 shares. Legion Partners, L.P. I stated that it beneficially owned directly 1,891,990 shares, with shared power to vote or direct vote and shared power to dispose or direct the disposition of 1,891,990 shares. Legion Partners, L.P. II stated that it beneficially owned directly 111,360 shares, with shared power to vote or direct vote and shared power to dispose or direct the disposition of 111,360 shares. Legion Partners Special Opportunities, L.P. XV stated that it beneficially owned directly 108,400 shares, with shared power to vote or direct vote and shared power to dispose or direct the disposition of 108,400 shares. Legion Partners, LLC stated that as the general partner of each of Legion Partners, L.P. I and Legion Partners, L.P. II and co-general partner of Legion Partners Special Opportunities, L.P. XV, Legion Partners, LLC may be deemed the beneficial owner of the (i) 1,891,990 shares beneficially owned by Legion Partners, L.P. I; (ii) 111,360 shares beneficially owned by Legion Partners, L.P. II; and (iii) 108,400 shares beneficially owned by Legion Partners Special Opportunities, L.P. XV; with shared power to vote or direct vote and shared power to dispose or direct the disposition of 2,111,750 shares. Legion Partners Asset Management, LLC stated that as the investment advisor of each of Legion Partners, L.P. I, Legion Partners, L.P. II and Legion Partners Special Opportunities, L.P. XV, Legion Partners Asset Management, LLC may be deemed the beneficial owner of the (i) 1,891,990 shares beneficially owned by Legion Partners, L.P.; (ii) 111,360 shares beneficially owned by Legion Partners, L.P. II; and (iii) 108,400 shares beneficially owned by Legion Partners Special Opportunities, L.P. XV; with shared power to vote or direct vote and shared power to dispose or direct the disposition of 2,111,750 shares. Christopher S. Kiper and Raymond T. White stated that as a managing director of Legion Partners Asset Management, LLC and a managing member of Legion Partners Holdings LLC, they may be deemed the beneficial owner of the (i) 1,891,990 shares beneficially owned by Legion Partners, L.P. I; (ii) 111,360 shares beneficially owned by Legion Partners, L.P. II; (iii) 108,400 shares beneficially owned by Legion Partners Special Opportunities, L.P. XV; and (iv) 100 shares held in record name by Legion Partners Holdings LLC; with shared power to vote or direct vote and shared power to dispose or direct the disposition of 2,111,850 shares. Ancora Catalyst Institutional, LP stated that it beneficially owned directly 553,445 shares, with shared power to vote or direct vote and shared power to dispose or direct the disposition of 553,445 shares. Ancora Catalyst, LP stated that it beneficially owned directly 43,867 shares, with shared power to vote or direct vote and shared power to dispose or direct the disposition of 43,867 shares. Ancora Merlin, LP stated that it beneficially owned directly 43,283 shares, with shared power to vote or direct vote and shared power to dispose or direct the disposition of 43,283 shares. Ancora Merlin Institutional, LP stated that it beneficially owned directly 549,030 shares, with shared power to vote or direct vote and shared power to dispose or direct the disposition of 549,030 shares. Ancora Catalyst SPV I LP Series M, a series of Ancora Catalyst SPV I LP, stated that it beneficially owned directly 601,401 shares, with shared power to vote or direct vote and shared power to dispose or direct the disposition of 601,401 shares. Ancora Catalyst SPV I LP Series N, a series of Ancora Catalyst SPV I LP, stated that it beneficially owned directly 424,050 shares, with shared power to vote or direct vote and shared power to dispose or direct the disposition of 424,050 shares. Ancora Catalyst SPV I LP Series O, a series of Ancora Catalyst SPV I LP, stated that it beneficially owned directly 417,670 shares, with shared power to vote or direct vote and shared power to dispose or direct the disposition of 417,670 shares. Ancora Catalyst SPV I LP Series P, a series of Ancora Catalyst SPV I LP, stated that it beneficially owned directly 423,820 shares, with shared power to vote or direct vote and shared power to dispose or direct the disposition of 423,820 shares. Ancora Catalyst SPV I SPC Ltd Segregated Portfolio G stated that it beneficially owned directly 592,000 shares, with shared power to vote or direct vote and shared power to dispose or direct the disposition of 592,000 shares. Ancora Advisors, LLC stated that 422,259 shares were held in a certain separately managed account, and that as the investment advisor to the certain separately managed account, it may be deemed to beneficially own the 422,259 shares held in the certain separately

managed account, with shared power to vote or direct vote and shared power to dispose or direct the disposition of 422,259 shares. Ancora Alternatives LLC stated that, as the investment advisor to each of Ancora Catalyst Institutional, LP, Ancora Catalyst, LP, Ancora Merlin, LP, Ancora Merlin Institutional, LP, Ancora Catalyst SPV I LP Series M, a series of Ancora Catalyst SPV I LP, Ancora Catalyst SPV I LP Series N, a series of Ancora Catalyst SPV I LP, Ancora Catalyst SPV I LP Series O, a series of Ancora Catalyst SPV I LP, Ancora Catalyst SPV I LP Series P, a series of Ancora Catalyst SPV I LP, and Ancora Catalyst SPV I SPC Ltd Segregated Portfolio G, it may be deemed the beneficial owner of the (i) 553,445 shares beneficially owned by Ancora Catalyst Institutional, LP; (ii) 43,867 shares beneficially owned by Ancora Catalyst, LP; (iii) 48,283 shares beneficially owned by Ancora Merlin, LP; (iv) 549,030 shares beneficially owned by Ancora Merlin Institutional, LP; (v) 601,401 shares beneficially owned by Ancora Catalyst SPV I LP Series M, a series of Ancora Catalyst SPV I LP; (vi) 424,050 shares beneficially owned by Ancora Catalyst SPV I LP Series N, a series of Ancora Catalyst SPV I LP; (vii) 417,670 shares beneficially owned by Ancora Catalyst SPV I LP Series O, a series of Ancora Catalyst SPV I LP; (viii) 423,820 shares beneficially owned by Ancora Catalyst SPV I LP Series P, a series of Ancora Catalyst SPV I LP; and (ix) 592,000 shares beneficially owned by Ancora Catalyst SPV I SPC Ltd Segregated Portfolio G; with shared power to vote or direct vote and shared power to dispose or direct the disposition of 3,653,566 shares. Ancora Family Wealth Advisors, LLC stated that as the investment advisor of certain separately managed accounts, Ancora Family Wealth Advisors, LLC may be deemed the beneficial owner of the 7,198 shares held in certain separately managed accounts, with shared power to vote or direct vote and shared power to dispose or direct the disposition of 7,198 shares. The Ancora Group Inc. stated that as the sole member of Ancora Advisors, LLC, it may be deemed to beneficially own the 422,259 shares held in Ancora Advisors, LLC's certain separately managed account with shared power to vote or direct vote and shared power to dispose or direct the disposition of 422,259 shares. Inverness Holdings, LLC stated that as the sole member of Ancora Family Wealth Advisors, LLC, may be deemed to beneficially own the 7,198 shares in the certain separately managed accounts, with shared power to vote or direct vote and shared power to dispose or direct the disposition of 7,198 shares. Ancora Holdings, Inc., stated that as the sole member of each of Ancora Alternatives LLC and Inverness Holdings, LLC and the sole shareholder of The Ancora Group Inc., it may be deemed the beneficial owner of the (i) 553,445 shares beneficially owned by Ancora Catalyst Institutional, LP; (ii) 43,867 shares beneficially owned by Ancora Catalyst, LP; (iii) 48,283 shares beneficially owned by Ancora Merlin, LP; (iv) 549,030 shares beneficially owned by Ancora Merlin Institutional, LP; (v) 601,401 shares beneficially owned by Ancora Catalyst SPV I LP Series M, a series of Ancora Catalyst SPV I LP; (vi) 424,050 shares beneficially owned by Ancora Catalyst SPV I LP Series N, a series of Ancora Catalyst SPV I LP; (vii) 417,670 shares beneficially owned by Ancora Catalyst SPV I LP Series O, a series of Ancora Catalyst SPV I LP; (viii) 423,820 shares beneficially owned by Ancora Catalyst SPV I LP Series P, a series of Ancora Catalyst SPV I LP; (ix) 592,000 shares beneficially owned by Ancora Catalyst SPV I SPC Ltd Segregated Portfolio G; (x) 422,259 shares held in Ancora Advisors, LLC's certain separately managed account; and (xi) 7,198 shares held in certain separately managed accounts; with shared power to vote or direct vote and shared power to dispose or direct the disposition of 4,083,023 shares. Frederick DiSanto, stated that as Chairman and Chief Executive Officer of Ancora Holdings, Inc., Frederick DiSanto may be deemed the beneficial owner of the (i) 553,445 shares beneficially owned by Ancora Catalyst Institutional, LP; (ii) 43,867 shares beneficially owned by Ancora Catalyst, LP; (iii) 48,283 shares beneficially owned by Ancora Merlin, LP; (iv) 549,030 shares beneficially owned by Ancora Merlin Institutional, LP; (v) 601,401 shares beneficially owned by Ancora Catalyst SPV I LP Series M, a series of Ancora Catalyst SPV I LP; (vi) 424,050 shares beneficially owned by Ancora Catalyst SPV I LP Series N, a series of Ancora Catalyst SPV I LP; (vii) 417,670 shares beneficially owned by Ancora Catalyst SPV I LP Series O, a series of Ancora Catalyst SPV I LP; (viii) 423,820 shares beneficially owned by Ancora Catalyst SPV I LP Series P, a series of Ancora Catalyst SPV I LP; (ix) 592,000 shares beneficially owned by Ancora Catalyst SPV I SPC Ltd Segregated Portfolio G; (x) 422,259 shares held in Ancora Advisors, LLC's certain separately managed account; and (xi) 7,198 shares held in certain separately managed accounts; with shared power to vote or direct vote and shared power to dispose or direct the disposition of 4,083,023 shares. 4010 Partners, LP stated that it beneficially owned directly 39,000 shares, with shared power to vote or direct vote and shared power to dispose or direct the disposition of 39,000 shares. 4010 Capital, LLC, stated that as the investment manager of 4010 Partners, LP and co-general partner of Legion Partners Special Opportunities, L.P. XV, it may be deemed the beneficial owner of the 39,000 shares beneficially owned by 4010 Partners, LP; and 108,400 shares beneficially owned by Legion Partners Special Opportunities, L.P. XV; with shared power to vote or direct vote and shared power to dispose or direct the disposition of 147,400 shares. 4010 General Partner, LLC stated that as the general partner of 4010 Partners, LP, it may be deemed the beneficial owner of the 39,000 shares beneficially owned by 4010 Partners, LP, with shared power to vote or direct vote and shared power to dispose or direct the disposition of 39,000 shares. Steven E. Litt stated that as a managing member of 4010 Capital, LLC, Steven E. Litt may be deemed the beneficial owner of the 39,000 shares beneficially owned by 4010 Partners, LP; and 108,400 shares beneficially owned by Legion Partners Special Opportunities, L.P. XV; with shared power to vote or direct vote and shared power to dispose or direct the disposition of 147,400 shares. The remaining members of the group had no sole or shared voting or dispositive power over any of the reported shares. The address of the principal office of each of Macellum Badger Fund LP, Macellum Badger Fund II LP, Macellum Advisors, LP, Macellum Advisors GP, LLC and Mr. Duskin is 99 Hudson Street, 5th Floor, New York, NY 10013. The address of the principal office of each of Legion Partners Holdings, LLC, Legion Partners, L.P. I, Legion Partners, L.P. II, Legion Partners Special Opportunities, L.P. XV, Legion Partners, LLC, Legion Partners Asset Management, LLC and Messrs. Kiper and White is 12121 Wilshire Blvd, Suite 1240, Los Angeles, CA 90025. The address of the principal office of each of Ancora Catalyst Institutional, LP, Ancora Catalyst, LP, Ancora Merlin, LP, Ancora Merlin Institutional, LP, Ancora Catalyst SPV I LP Series M, a series of Ancora Catalyst SPV I LP, Ancora Catalyst SPV I LP Series N, a series of Ancora Catalyst SPV I LP, Ancora Catalyst SPV I LP Series O, a series of Ancora Catalyst SPV I LPAncora Catalyst SPV I LP Series P, a series of Ancora Catalyst SPV I LP, Ancora Advisors, LLC, Ancora Alternatives LLC, Ancora Family Wealth Advisors, LLC, The Ancora Group Inc., Inverness Holdings, LLC, Ancora Holdings, Inc. and Mr. DiSanto is 6060 Parkland Boulevard, Suite 200, Cleveland, OH 44124. The address of the principal office of Ancora Catalyst SPV I SPC Ltd Segregated Portfolio G is 94 Solaris Avenue, Box 1348, Camana Bay, Grand Cayman, Cayman Islands KY1-1108. The address of the principal office of each of 4010 Partners, LP, 4010 Capital, LLC, 4010 General Partner, LLC, and Mr. Litt is 48 Brookridge Drive, Greenwich, CT 06830. The principal business address of Ms. Jenkins is 18 Tamaron Way, Greer, SC 29650. The principal business address of Mr. Kantor is 17 Fenbrook Drive, Larchmont, NY 10538. The principal business address of Mr. Kingsbury is 170 Golf House Road, Haverford, PA 19041. The principal business address of Ms. Murray is 9959 Brassie Bend, Naples, FL 34108.

(19) *According to the amended Schedule 13G filed February 10, 2021 by The Vanguard Group ("Vanguard"), Vanguard and certain affiliated entities were the beneficial owner of 13,917,049 shares of Kohl's common stock as of December 31, 2020. The filing indicates that Vanguard and certain affiliated entities have sole dispositive power with respect to 13,678,836 shares, shared voting power with respect to 107,652 shares and shared dispositive power with respect to 238,213 shares.*

(20) *According to the amended Schedule 13G filed January 29, 2021 by Blackrock, Inc. ("Blackrock"), Blackrock and certain affiliated entities were the beneficial owner of 13,235,074 shares of Kohl's common stock as of December 31, 2020. The filing indicates that Blackrock and certain affiliated entities have sole voting power with respect to 12,579,543 shares and sole dispositive power with respect to 13,235,074 shares.*

(21) *According to the Schedule 13G filed February 16, 2021 by T. Rowe Price Associates, Inc. ("T. Rowe"), T. Rowe and certain affiliated entities were the beneficial owner of 8,965,927 shares of Kohl's common stock as of December 31, 2020. The filing indicates that T. Rowe and certain affiliated entities have sole voting power with respect to 4,522,949 shares and sole dispositive power with respect to 8,956,927 shares.*

(22) *According to the Schedule 13G filed February 16, 2021 by State Street Corporation ("State Street"), State Street and certain affiliated entities were the beneficial owner of 5,015,317 shares of Kohl's common stock as of December 31, 2020. The filing indicates that State Street and certain affiliated entities have shared voting power with respect to 3,650,194 and shared dispositive power with respect to 5,015,317 shares.*

REPORT OF THE AUDIT COMMITTEE

The Audit Committee, management, and the independent registered public accounting firm each have different roles and responsibilities with respect to Kohl's financial statements and internal control over financial reporting.

The Audit Committee oversees Kohl's financial reporting process on behalf of the Board of Directors and is directly responsible for the compensation, appointment, retention, and oversight of the independent registered public accounting firm. As part of this process, the Audit Committee is directly involved in selecting the independent registered public accounting firm's lead engagement partner, and periodically considers whether a rotation of the independent registered public accounting firm is advisable. At this time, the Audit Committee has determined that a policy requiring periodic rotation of the independent registered public accounting firm would not be in shareholders' best interests. Pursuant to its charter, the Audit Committee has the authority to conduct any investigation appropriate to fulfilling its responsibilities, has direct access to the independent registered public accounting firm and any Kohl's employees, and has the ability to retain, at company expense, special legal, accounting, or other consultants or experts as it deems necessary in the performance of its duties.

Management is responsible for the preparation, presentation, and integrity of Kohl's financial statements and for the appropriateness of the accounting principles and reporting policies that are used. Management is also responsible for objectively reviewing, evaluating, and testing Kohl's system of internal controls, and for reporting to the Audit Committee on any deficiencies found.

The independent registered public accounting firm, Ernst & Young LLP ("Ernst & Young"), is responsible for performing an independent audit of Kohl's financial statements and for expressing an opinion, based on the results of their audit, whether the consolidated financial statements are fairly presented in all material respects and in conformity with accounting principles generally accepted in the United States. In addition, Ernst & Young is responsible for expressing an opinion on the effectiveness of Kohl's internal control over financial reporting.

The Audit Committee reviewed and discussed Kohl's audited financial statements with management and Ernst & Young. The Audit Committee also discussed and reviewed with Ernst & Young the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board ("PCAOB") and the SEC. This review included a discussion of the quality of Kohl's accounting principles, the selection of and modification to significant accounting policies, the reasonableness of estimates, and the disclosures in Kohl's financial statements and the notes thereto. In addition, the Audit Committee obtained from Ernst & Young the written disclosures and the letter required by PCAOB Rule 3526 (Communication with Audit Committees Concerning Independence). The Audit Committee discussed with Ernst & Young any relationships that may affect that firm's objectivity and independence, and considered whether the provision of non-audit services by Ernst & Young is compatible with maintaining their independence, and is satisfied with respect to Ernst & Young's independence.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors, and the Board approved, that the audited financial statements be included in the Annual Report on Form 10-K for the year ended January 30, 2021, for filing with the Commission.

Audit Committee:

Stephanie A. Streeter, Chair
Michael J. Bender
Yael Cosset
H. Charles Floyd
John Schlifske
Adrianne Shapira

PROPOSAL THREE
RATIFICATION OF OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has selected Ernst & Young as our and our subsidiaries' independent registered public accounting firm for fiscal 2021. Ernst & Young and its predecessors have been Kohl's independent accountants since prior to the company's initial offering of securities to the public in 1992. Our selection of Ernst & Young as our independent registered public accounting firm for fiscal 2021 is being presented to you for your ratification. Proxies solicited by the Board of Directors will, unless otherwise directed, be voted to ratify the appointment by the Board of Directors of Ernst & Young as our and our subsidiaries' independent registered public accounting firm for fiscal 2021. We have been advised by Ernst & Young that they are independent certified public accountants with respect to us within the meaning of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated under such act.

A representative from Ernst & Young is expected to be present at the Annual Meeting of Shareholders, and will be available to make a statement or answer any appropriate questions during the meeting.

Fees Paid to Ernst & Young

We paid the following fees to Ernst & Young for fiscal 2020 and fiscal 2019:

	Fiscal 2020	Fiscal 2019
Audit Fees	$ 1,675,795	$ 1,910,571
Audit-Related Fees	64,330	31,580
Tax Fees	1,160,679	951,274
All Other Fees	—	—
Total	**$ 2,900,804**	**$ 2,893,425**

Audit Fees

Audit fees include fees associated with the annual audit, reviews of our quarterly reports on Form 10-Q and various consultation topics. Included in Audit Fees are fees for services related to the audit of our internal controls, as required by Section 404 of the Sarbanes-Oxley Act of 2002, comfort letter issuance fees in connection with SEC filings, and expenses related to the fiscal year 2019 audit and 2020 audits.

Audit-Related Fees

Audit-related fees include fees for consultations related to the adoption of ASC 842, *Leases* and due diligence work.

Tax Fees

Tax fees include consultations related to IRS issues, tax planning and advice related to the CARES Act, assistance with state tax return filings, Federal Work Opportunity Tax Credit, and other hiring and miscellaneous matters.

All Other Fees

We did not pay any fees to Ernst & Young during the last two fiscal years for any other services not included in the categories listed above.

Pre-approval Policies and Procedures

Our Audit Committee has adopted procedures for pre-approving all audit and permitted non-audit services provided by our independent registered public accounting firm. The Audit Committee pre-approves a list of specific services and categories of services, subject to a specified cost level. Part of this approval process includes making a determination on whether non-audit services are consistent with the Commission's rules on auditor independence. The Audit Committee may delegate pre-approval authority to the Chair of the Audit Committee. The Audit Committee periodically monitors the services rendered and negotiates or approves all services by and fees paid to the independent registered public accounting firm to ensure such services are within the parameters approved. All of the services, if any, described under the headings "Audit-Related Fees," "Tax Fees" and "All Other Fees" were approved by the Audit Committee.

 **THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR THE RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.**

SHAREHOLDER PROPOSAL: SHAREHOLDER RIGHT TO ACT BY WRITTEN CONSENT

The following shareholder proposal was submitted by John Chevedden, 2215 Nelson Avenue No. 205, Redondo Beach, California 90278 (the "Proponent"). The Proponent claims to beneficially own not less than 100 shares of Kohl's stock. If a representative of the Proponent who is qualified under state law is present and submits the proposal for a vote at the Annual Meeting, then the proposal will be voted upon. In accordance with federal securities regulations, the proposal is set forth below exactly as submitted by the Proponent.

Proposal 4 - Shareholder Right to Act by Written Consent

Shareholders request that our board of directors take such steps as may be necessary to permit written consent by the shareholders entitled to cast the minimum number of votes that would be necessary to authorize an action at a meeting at which all shareholders entitled to vote thereon were present and voting. This includes a shareholder ability to initiate any appropriate topic for written consent.

This proposal topic won 95%-support at a Dover Corporation shareholder meeting and 88%-support at an AT&T shareholder meeting.

Taking action by written consent in place of a meeting is a means shareholders can use to raise important matters outside the normal annual meeting cycle like the election of a new director. For instance Chairman Frank Sica received the most negative votes in 2020 - 11 million. The 11 million negative votes were 10-times the negative votes received by Michelle Gass.

A shareholder right to act by written consent affords Kohl's management strong protection for any status quo management mentality during the current rapid changing business environment. Due to the low shareholder voting participation at the Kohl's annual meeting any action taken by written consent would still need more than 70% supermajority approval from the shares that normally cast ballots at the Kohl's annual meeting to equal a majority vote from the Kohl's shares outstanding.

A major advantage of special shareholder meetings has been completely blown out of the water since the publication of the 2020 Kohl's annual meeting proxy.

A cornerstone of the 2020 management argument regarding written consent was that with special shareholder meetings, "All shareholders have the opportunity to express their views and otherwise engage in dialogue regarding proposed actions."

However written consent has become more important due to the near extinction of in-person shareholder meetings.

With the near universal use of tightly controlled online annual shareholder meetings, which can be only 10-minutes of stilted formalities, shareholders are severely restricted in engaging with management and making their views known because all challenging questions and comments can be screened out by management. And management is free to have their friends opine in support of management.

For instance Goodyear management hit the mute button right in the middle of a formal shareholder proposal presentation at its 2020 shareholder meeting to bar constructive shareholder criticism.

Plus AT&T management refused to allow any sponsors of shareholder proposals to read their proposals at the 2020 AT&T online annual meeting during the pandemic.

And whoever approved the text in the 2020 Kohl's proxy was apparently unaware that written consent can be structured so that all shareholders receive notice.

Now more than ever shareholders need to have the option to take action outside of a shareholder meeting since tightly controlled online shareholder meetings are a shareholder engagement wasteland.

Please vote yes:

Shareholder Right to Act by Written Consent - Proposal 4

Statement of The Board of Directors in Opposition to this Shareholder Proposal

The Board of Directors recommends that shareholders vote AGAINST this shareholder proposal because it is unnecessary in light of Kohl's robust corporate governance processes, including shareholders' right to call special meetings at a 10% threshold, and it contradicts shareholders' opinions expressed in prior votes.

The ability of shareholders to call a special meeting at low thresholds, coupled with a proxy access right, best empowers shareholders while also protecting the interests of ALL shareholders in a fair and balanced manner. Kohl's already allows holders of as little as 10% of Kohl's stock to call for a special shareholder meeting that can occur outside of the normal annual meeting cycle. Additionally, Kohl's bylaws provide a "proxy access" right that allows eligible shareholders to include their own nominees for Director in our proxy materials along with the Board-nominated candidates.

The Board has evaluated shareholder rights to call special meetings and act by written consent and has determined that the ability to call special meetings is a fairer and more appropriate shareholder right for the following reasons:

1. All shareholders have the opportunity to express their views and otherwise engage in dialogue regarding proposed actions, as well as participate in the shareholder vote.

2. Special meetings follow a structured and orderly process, and occur at a time and date that is announced publicly in advance of the meeting.

3. Having significant issues presented at annual or special meetings of shareholders allows shareholders to raise matters for consideration by the Company while protecting all shareholders' interests in receiving advanced notice of, having time to consider, and having an opportunity to make informed voting decisions on proposed actions affecting Kohl's.

4. Action by written consent, as presented by this proposal, would permit subsets of Kohl's shareholders to use the written consent procedure at any time and as frequently as they choose to act on a variety of potentially significant matters, conceivably without notice to all shareholders until after the action has

been approved, and without a meeting or other forum at which all shareholders have a fair and equal opportunity to provide input on the decisions.

5. The written consent process, as proposed, may cause confusion and disruption, and permits fundamental corporate changes that cater to narrow or short-term interests. Multiple shareholder groups could solicit multiple written consents simultaneously, some of which may be duplicative or contradictory. The proposal could also allow special interests or short-term investors, who do not owe a fiduciary duty to the shareholders, to bypass the existing procedural protections and marginalize smaller shareholders.

The Board believes that Kohl's strong existing corporate governance processes make adoption of this proposal unnecessary. Our practices and policies, which enhance Board accountability, include:

1. Our shareholders' right to call special meetings at a 10% threshold;

2. Our "proxy access," allowing eligible shareholders to include their own nominees for Director in our proxy materials along with the Board-nominated candidates;

3. Our independent chairmanship;

4. Annual election of all Directors;

5. A majority vote standard in uncontested Director elections;

6. No super-majority vote requirements;

7. No poison pill/shareholder rights plan provisions; and

8. Our shareholders' right to directly communicate with and raise concerns to the Board or an individual Director.

It is for these reasons we believe previous similar shareholder proposals were defeated by wide margins. Kohl's' shareholders were previously asked in both 2020 and 2018 to vote on similar proposals for a shareholder right to act by written consent, and the proposals received less than 8% and 12% of the votes cast, respectively, which clearly demonstrates shareholder confidence in Kohl's existing corporate governance processes.

 **FOR THE ABOVE REASONS, AND IN RECOGNITION OF THE RESOUNDING DEFEAT OF PRIOR SIMILAR SHAREHOLDER PROPOSALS, THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE AGAINST THE ADOPTION OF THIS SHAREHOLDER PROPOSAL.**

SUPPLEMENTAL INFORMATION REGARDING PARTICIPANTS

The following tables (the "Company Nominees" and "Officers and Employees") set forth the name and business address of all of the Company Nominees and the name, present principal occupation and business address of our officers and employees who, under the rules of the SEC, are considered to be participants in our solicitation of proxies from our shareholders in connection with such meeting (collectively, the "Participants").

The Company Nominees

The principal occupations of the Company Nominees are set forth under "Election of Directors" in this proxy statement. The names of the Company Nominees are set forth below and the business addresses for all of the Company Nominees is c/o Kohl's Corporation, N56 W17000 Ridgewood Drive, Menomonee Falls, Wisconsin, 53051.

Michael Bender

Peter Boneparth

Steve A. Burd

Yael Cosset

H. Charles Floyd

Michelle Gass

Robbin Mitchell

Jonas Prising

John E. Schlifske

Adrianne Shapira

Frank V. Sica

Stephanie A. Streeter

Officers and Employees

The principal occupations of our officers and employees who are considered Participants are set forth below. The principal occupation refers to such person's position with the Company, and the business address for each person is c/o Kohl's Corporation, N56 W17000 Ridgewood Drive, Menomonee Falls, Wisconsin, 53051.

Name	Position
Michelle Gass	CEO
Jill Timm	Chief Financial Officer
Jason Kelroy	General Counsel & Corporate Secretary
Mark Rupe	VP, Investor Relations

Information Regarding Ownership of the Company's Securities by Participants

The amount of our securities beneficially owned by the Company Nominees and the Company's named executive officers as of March 18, 2021 is set forth under "Security Ownership of Certain Beneficial Owners, Directors and Management" in the proxy statement. The amount of our securities beneficially owned as of the same date, including the number of securities for which beneficial ownership can be acquired within 60 days of such date, for the remaining Participants is set forth in the table below.

Name of Participant	Shares Beneficially Owned
Michael Bender	10,713[1]
Peter Boneparth	35,707[2]
Steven A. Burd	29,025[3]
Yael Cosset	12,971[4]
H. Charles Floyd	14,100[5]
Robbin Mitchell	1,984[6]
Jonas Prising	44,270[7]
John E. Schlifske	37,734[8]
Adrianne Shapira	17,455[9]
Frank V. Sica	49,932[10]
Stephanie A. Streeter	38,709[11]
Michelle Gass	589,099[12]
Jill Timm	124,241[13]
Jason Kelroy	138,468[14]
Mark Rupe	5,967[15]

(1) Includes 7,655 unvested restricted shares.
(2) Includes 8,267 unvested restricted shares.
(3) Includes 7,655 unvested restricted shares and 2,834 shares represented by stock options.
(4) Includes 12,971 unvested restricted shares.
(5) Includes 7,655 unvested restricted shares.
(6) Ms. Mitchell was appointed to the Board of Directors on February 17, 2021. Pursuant to the Company's Director compensation policy, Ms. Mitchell received a grant of 1,984 unvested restricted shares.
(7) Includes 8,879 unvested restricted shares.
(8) Includes 7,655 unvested restricted shares and 7,784 shares represented by stock options.
(9) Includes 7,655 unvested restricted shares.
(10) Includes 19,902 unvested restricted shares and 6,812 share represented by stock options.
(11) Includes 9,186 unvested restricted shares.
(12) Includes 246,476 unvested restricted shares.
(13) Includes 104,185 unvested restricted shares.
(14) Includes 109,915 unvested restricted shares.
(15) Includes 4,661 unvested restricted shares.

Information Regarding Transactions in the Company's Securities by Participants

KOHL'S SECURITIES PURCHASED OR SOLD (SINCE MARCH 3, 2019, THROUGH MARCH 18, 2021)

Name	Transaction Date	Number of Shares	Transaction Description[1]
Michael Bender	08/15/2019	2,824	7
	09/25/2019	38	1
	12/24/2019	38	1
	04/01/2020	158	1
	05/13/2020	7,655	2
Peter Boneparth	04/03/2019	22	1
	05/15/2019	2,102	2
	06/26/2019	30	1
	09/25/2019	29	1
	12/24/2019	29	1
	03/05/2020	10,000	4
	04/01/2020	119	1
	05/13/2020	8,267	2
Steven A. Burd	04/03/2019	20	1
	05/15/2019	1,946	2
	06/26/2019	28	1
	09/25/2019	27	1
	12/24/2019	26	1
	04/01/2020	110	1
	05/13/2020	7,655	2
Yael Cosset	03/16/2020	5,042	5
	04/01/2020	274	1
	05/13/2020	7,655	2
H. Charles Floyd	04/03/2019	20	1
	05/15/2019	1,946	2
	06/26/2019	28	1
	09/25/2019	27	1
	12/24/2019	26	1
	04/01/2020	110	1
	05/13/2020	7,655	2
Robbin Mitchell	03/15/2021	1,984	7
Jonas Prising	04/03/2019	22	1
	05/15/2019	2,258	2
	06/26/2019	33	1
	09/25/2019	31	1
	12/24/2019	31	1
	04/01/2020	128	1
	04/03/2020	17,938	4
	05/13/2020	8,879	2

Name	Transaction Date	Number of Shares	Transaction Description[1]
John E. Schlifske	04/03/2019	20	1
	05/15/2019	1,946	2
	06/26/2019	28	1
	09/25/2019	27	1
	12/24/2019	26	1
	04/01/2020	110	1
	05/13/2020	7,655	2
Adrianne Shapira	04/03/2019	20	1
	05/15/2019	1,946	2
	06/26/2019	28	1
	09/25/2019	27	1
	12/24/2019	26	1
	04/1/2020	110	1
	05/13/2020	7,655	2
Frank V. Sica	03/20/2019	2,500	3
	04/03/2019	37	1
	05/15/2019	5,061	2
	06/26/2019	73	1
	09/25/2019	69	1
	12/24/2019	69	1
	04/01/2020	287	1
	05/13/2020	19,902	2
Stephanie A. Streeter	04/03/2019	22	1
	05/15/2019	2,336	2
	06/26/2019	34	1
	09/25/2019	32	1
	12/24/2019	32	1
	04/01/2020	132	1
	05/13/2020	9,186	2
Michelle Gass	03/05/2019	29,896	8
	03/05/2019	11,860	9
	03/25/2019	42,194	7
	03/26/2019	5,507	6
	03/27/2019	2,366	6
	03/28/2019	1,994	6
	04/01/2019	1,263	6
	04/03/2019	1,071	1
	04/04/2019	106	6
	06/26/2019	1,918	1
	09/25/2019	1,816	1
	09/25/2019	6,657	6
	12/24/2019	1,618	1
	03/03/2020	94,454	9
	03/03/2020	208,045	8
	03/25/2020	5,195	6
	03/26/2020	5,798	6
	03/27/2020	165,242	7
	03/27/2020	2,491	6
	03/30/2020	2,099	6
	04/01/2020	6,762	1
	04/02/2020	850	6
	09/25/2020	7,120	6
	03/01/2021	57,646	8
	03/02/2021	24,599	9

Name	Transaction Date	Number of Shares	Transaction Description[1]
Jason Kelroy	03/05/2019	10,763	12
	03/05/2019	3,466	13
	03/25/2019	3,891	7
	03/25/2019	5,315	10
	03/26/2019	496	6
	03/27/2019	15,863	7
	03/27/2019	865	6
	03/28/2019	715	6
	04/01/2019	846	6
	04/03/2019	186	1
	04/03/2019	151	11
	04/04/2019	30	6
	04/04/2019	10,586	14
	06/26/2019	328	1
	06/26/2019	310	11
	09/16/2019	2,457	6
	09/25/2019	250	1
	09/25/2019	293	11
	09/27/2019	35	6
	12/24/2019	239	1
	12/24/2019	291	11
	03/03/2020	21,756	12
	03/03/2020	7,002	13
	03/25/2020	324	6
	03/26/2020	355	6
	03/27/2020	620	6
	03/27/2020	22,060	10
	03/30/2020	783	6
	04/01/2020	775	1
	04/01/2020	624	11
	04/02/2020	115	6
	09/15/2020	2,085	6
	09/15/2020	86,468	5
	03/01/2021	5,212	8
	03/02/2021	1,694	9
Mark Rupe	05/15/2019	1,168	10
	06/25/2019	17	11
	09/24/2019	16	11
	12/23/2019	16	11
	03/29/2020	1,425	10
	03/29/2020	3,419	10
	03/31/2020	66	11
	05/14/2020	428	12
	05/14/2020	160	13

Name	Transaction Date	Number of Shares	Transaction Description[1]
Jill Timm	03/25/2019	3,841	7
	03/25/2019	5,247	10
	03/26/2019	463	6
	03/27/2019	808	6
	03/28/2019	826	6
	03/29/2019	2,134	14
	04/01/2019	1,049	6
	04/01/2019	223	14
	04/03/2019	307	1
	04/03/2019	56	11
	04/03/2019	1,179	14
	04/04/2019	32	6
	05/15/2019	1,819	6
	05/20/2019	2,047	14
	06/10/2019	59	14
	06/12/2019	1	14
	06/26/2019	450	1
	06/26/2019	162	11
	09/25/2019	426	1
	09/25/2019	153	11
	12/13/2019	62,138	5
	12/24/2019	423	1
	12/24/2019	152	11
	03/25/2020	320	6
	03/26/2020	332	6
	03/27/2020	28,490	7
	03/27/2020	579	6
	03/27/2020	39,620	10
	03/30/2020	809	6
	04/01/2020	5,147	1
	04/01/2020	634	11
	04/02/2020	114	6
	05/15/2020	1,360	6
	12/14/2020	4,193	6
	03/01/2021	5,444	8
	03/02/2021	3,703	9

(1) Transaction Descriptions

1   *Award of restricted stock in lieu of per share dividend.*
2   *Award of restricted stock as part of non-employee Director annual retainer.*
3   *Gift of shares.*
4   *Open market purchase.*
5   *Award of restricted stock granted upon promotion.*
6   *Shares withheld for taxes upon vesting of restricted stock.*
7   *Award of restricted stock.*
8   *Shares acquired in settlement of performance share units.*
9   *Stock withheld to satisfy tax withholding obligations on shares acquired in settlement of performance share units.*
10 *Award of restricted stock units.*
11 *Award of restricted stock units in lieu of per share dividend.*
12 *Shares acquired in settlement of restricted stock units.*
13 *Stock withheld to satisfy tax withholding obligations on shares acquired in settlement of restricted stock units.*
14 *Sale of shares.*

Miscellaneous Information Regarding Participants

Except as otherwise disclosed in this proxy statement, to the Company's knowledge:

a. no Participant owns any securities of the Company of record that such Participant does not own beneficially;

b. no Participant is, or was within the past year, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies;

c. no associate of any Participant owns beneficially, directly or indirectly, any securities of the Company;

d. no Participant owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company;

e. except as described elsewhere in this proxy statement, no Participant nor any associate of a Participant is a party to any transaction, since the beginning of the Company's last fiscal year, or any currently proposed transaction, in which (i) the Company was or is to be a participant, (ii) the amount involved exceeds $120,000 and (iii) any Participant or any related person thereof had or will have a direct or indirect material interest;

f. no Participant nor any associate of a Participant, has any arrangement or understanding with any person (i) with respect to any future employment by the Company or its affiliates or (ii) with respect to any future transactions to which the Company or any of its affiliates will or may be a party; and

g. no Participant has any substantial interest, direct or indirect, by security holdings or otherwise, in any matter to be acted upon at the Annual Meeting.

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Kohl's Corporation
N56 W17000 Ridgewood Drive
Menomonee Falls, Wisconsin 53051

www.kohls.com